

Martha Redding
Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com

June 18, 2020

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed please find an amendment to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 for New York Stock Exchange LLC ("NYSE"), NYSE American LLC, NYSE Arca, Inc. ("NYSE Arca"), NYSE Chicago, Inc., and NYSE National, Inc. (collectively, the "Exchanges").

The Exchanges are each filing an Exhibit F containing an updated Session Request Form Pillar Native Gateway, which was revised to remove certain text from the header under the section entitled 'Session Request Form - Pillar Native Gateway'.

Additionally, NYSE and NYSE Arca are each filing an Exhibit H containing an updated Fee Schedule, and NYSE Arca is filing three new supplemental listing forms.

If you have questions, please do not hesitate to contact Martha Redding, Associate General Counsel and Assistant Secretary at (212) 656-2938 or martha.redding@theice.com.

Sincerely,

Martha Redding

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): **06/18/20**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: NYSE Arca, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   11 Wall Street, New York, NY 10005

   20012201

3. Provide the applicant's mailing address (if different):

   11 Wall Street, New York, NY 10005

4. Provide the applicant's business telephone and facsimile number:

   212-656-2938   212-656-8101

   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Martha Redding   Assistant Secretary   212-656-2938

   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Martha Redding

   NYSE Holdings LLC

   11 Wall Street, New York, NY 10005

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☑ Corporation   ☐ Sole Proprietorship   ☐ Partnership   ☐ Limited Liability Company   ☐ Other (specify): _____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 12/21/72   (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware General Corporation Law

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/18/20   NYSE Arca, Inc.

   (MM/DD/YY)   (Name of applicant)

By: Martha Redding Digitally signed by Martha Redding Date: 2020.06.18 15:48:49 -04'00'   Martha Redding, Assistant Secretary

   (Signature)   (Printed Name and Title)

Subscribed and sworn before me this _____ day of _____, _____ by _____

   (Month)   (Year)   (Notary Public)

My Commission expires _____ County of _____ State of _____

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Based upon relief from Commission staff and difficulties arising from COVID-19, NYSE Arca, Inc. is making this filing without a notarization.

4

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE Arca, Inc.

June 2020

EXHIBIT F

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2020

A complete set of the NYSE Arca, Inc.'s
forms pertaining to application for
membership, participation, or subscription, and
application for approval as a person associated with
a member, participant, or subscriber follows.

This information is publicly available on the
Exchange's website at www.nyse.com.

NYSE Master User Agreement

NYSE USER AGREEMENT

Several NYSE Entities operate markets for options and equities (each, a "Platform"). This User Agreement is made between the NYSE Entity(ies) indicated for the Platform selected below ("NYSE") and the User, as identified below.

Platform:	**NYSE Entity(ies)**
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Note: Please provide a signature page for each entity selected.

User: _____   CRD #: _____

Business Address: _____

City: _____   State: _____   Zip Code: _____

Contact Name: _____   Telephone: _____

Email: _____

☐ Corporation   ☐ Limited Liability Company   ☐ Partnership   ☐ Sole Proprietor

1. Definitions

(a) "Authorized Trader" means a person authorized to submit orders to the Platform on behalf of his or her User.

(b) "Connectivity Questionnaire" means the Connectivity Questionnaire or successor form that is located at www.nyse.com.

(c) "Effective Date" means the date this User Agreement is signed by the relevant NYSE Entity(ies).

(d) "Permit" means a trading permit (*e.g.*, Equity Trading Permit, Options Trading Permit, Amex Trading Permit) or member identification number issued by a NYSE Entity for effecting approved securities transactions on a Platform.

(e) "Permit Holder" means a Sole Proprietorship, Partnership, Corporation, LLC or other organization in good standing that has been issued a Permit in accordance with the Rules.

(f) "Information" has the meaning set forth in subsection 6(a).

(g) "Rules" means, with respect to the relevant NYSE Entity(ies) for each Platform, that NYSE Entity's(ies') operating agreements, certification of incorporations, bylaws, rules, procedures, policies, practices, technical specifications, circulars, notices, interpretations, directives and decisions, each as amended from time to time.

(h) "Session Request Form" means the NYSE/NYSE American and NYSE Arca Session Request form or successor form that is located at https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf or successor location.

(i) "User" means the entity, other than NYSE, that has signed this User Agreement.

2. Rights and Obligations

(a) <u>Access</u>. Pursuant to the terms and conditions of this User Agreement, NYSE grants the User a personal, non-exclusive, non-transferable, revocable (at will) right to connect to and access the Platform only in accordance with the then-current Rules and User's obligations under this User Agreement and solely for the purpose of placing orders with the Platform for execution and for receiving information from the Platform about these orders. Further, NYSE grants to User a perpetual, non-exclusive, non-assignable, non-transferable, worldwide irrevocable, royalty-free, fully-paid up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of User), the information and data received during the term of this Agreement through the Platform even after termination or cancellation of this Agreement. The User is solely and exclusively responsible for any hardware, software, communication equipment, communication services, information formatting requirements or other items or services necessary for accessing and using the Platform. User must request connection to the Platform in a Connectivity Questionnaire accepted by NYSE and must document all requested connectivity in a Session Request Form. For clarity, this license does not permit User to distribute or have distributed data made available from the Platform as a stand-alone commercial service or as part of a compilation, along with data supplied from other Users, in competition with data services of NYSE or an affiliate of NYSE, though User may distribute derivative works it has created under the license set forth in this Section 2(a) as a stand-alone commercial service.

(b) <u>Restrictions on Use; Security</u>. Except as permitted under this Agreement, User may not sell, lease, furnish or otherwise permit or provide access to the Platform or any information or data made available from the Platform to any other entity or to any individual that is not User's employee, customer, agent or regulator; provided User may provide access to information or data made available from the Platform when compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject. User accepts full responsibility for its employee's, customers' and agent's connection to and use of the Platform and for their compliance with the Rules and the User's obligations under this User Agreement. User shall ensure its employees, customers and agents are made aware (to the extent necessary) of the terms of this User Agreement and that all relevant rights and obligations are reflected in the User's contractual relationships with these third parties (to the extent appropriate). User shall not and shall not allow any other party to alter, decompile or disassemble any code underlying the Platform, attempt to circumvent any security protections for the Platform or interfere with or disrupt the Platform or any servers or networks connected to the Platform. User shall ensure that there is no unauthorized use of or access to the Platform, including unauthorized entry of information into the Platform, or the information and data made available by the Platform. User is responsible for all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and consequences of these orders, trades and other messages and instructions. Unless otherwise expressly authorized in writing, the Rules or as otherwise permitted by law, User, including any service bureau or public extranet, may not redistribute the information and data made available by the Platform.

(c) <u>User Information</u>. As consideration for receiving authorization to use the Platform, User grants to NYSE a perpetual, non-exclusive, non-assignable and non-transferable (except in both cases as set forth in Section 11), world-wide, irrevocable, royalty-free, fully-paid-up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of NYSE) of the information and data supplied by User to the Platform, including information or data of or related to User's customers and agents (collectively, "User Data"). User represents and warrants that User owns or has sufficient rights in the information and data to authorize NYSE to perform all of its obligations under this User Agreement and that may be required for User's and NYSE use of the information and data. User represents and warrants that use or delivery of this information and data by User and NYSE: (i) does not violate any copyright, patent, trademark or trade secrets law; (ii) is not an infringement of any kind of any rights of any third party; (iii) does not constitute defamation or invasion of the right of privacy or publicity; and (iv) will not violate any applicable law, regulation or the Rules. No provision in this Agreement impairs any right, interest or use of the information and data supplied by User granted by operation of Securities and Exchange Commission ("SEC") rules or any other rule or law. Except as set forth in this Section 2(c), the parties agree that this Agreement does not grant NYSE any license with respect to User's technology, patents, copyrights, or any other intellectual property.

(d) <u>Fees</u>. User shall pay when due all amounts payable arising from User's access to the Platform. These amounts include applicable exchange and regulatory fees.

(e) <u>Order Designation</u>. All orders and any trades resulting from these orders are the responsibility of the Permit Holder from which the orders originated.

(f) <u>Market Data</u>. User acknowledges that NYSE sells market data products incorporating data from users of the Platform (including User Data) ("Market Data Products") and agrees that nothing in this Agreement other than Section 6(e) interferes with or will be deemed to interfere with NYSE's rights to sell Market Data Products. NYSE shall file fees for any Market Data Products (other than historical and reference data products) with the SEC.

(g) <u>Reverse Engineering</u>. NYSE shall not reverse engineer, decompile, disassemble, or otherwise attempt to derive User's proprietary trading strategies, including algorithms used by User.

3. **Compliance**

    (a) <u>Compliance with the Rules and Law</u>. User acknowledges that connection to and use of the Platform is governed by the Rules. User represents and warrants that: (i) it will use the Platform only if and when it is authorized to use the Platform pursuant to the Rules and when User is a Permit Holder; (ii) it will comply with the Rules and all applicable laws and regulations, and only connect to and use the Platform in compliance with the Rules and all applicable laws and regulations; (iii) it is and will remain responsible for its connection to and use of the Platform and the connection to and use of the Platform by any of its employees, customers and agents; and (iv) it will familiarize all Authorized Traders with all of User's obligations under this User Agreement and will ensure that they receive appropriate training prior to any use or access to the Platform.

    (b) <u>Monitoring</u>. NYSE may monitor the User's connection to and use of the Platform for compliance with all applicable laws, regulations, the Rules and this User Agreement. User shall monitor its employees, agents and customers for compliance with the Rules, the rules and regulations of any self-regulatory organizations of which User is a member, all other applicable regulations and all applicable federal and state laws.

    (c) <u>Integrity of the Platform</u>. User shall not: (i) alter the information or data supplied to or received from the Platform in violation of the Rules, (ii) materially affect the integrity of the information or data supplied to or received from the Platform, or (iii) supply or render information or data to or from the Platform that is illegal, inaccurate, unfair, uninformative, fictitious, misleading or discriminatory. User shall not permit its employees, agents, or customers to interfere with or adversely affect the Platform or any connection to and use of the Platform by any other authorized individuals or entities.

    (d) <u>Indemnity</u>. User shall indemnify, defend and hold NYSE and its affiliates, officers, directors, employees and agents harmless from and against all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees, (collectively, "Claims"), arising from or as a result of (i) User's breach of its obligations under this User Agreement; (ii) NYSE's use or disclosure of User's Information or information in accordance with Section 6(b) (except when used or disclosed for a non-regulatory purpose) or (iii) otherwise from User's connection to and use of the Platform (including connection and use by User's employees, customers and agents) or misuse of the information and data received during the term of this Agreement from the Platform, except in all cases (i)-(iii) to the extent the Claims arise from NYSE's gross negligence, willful misconduct, fraud, breach of this User Agreement or where the Rules provide for liability on the part of NYSE. NYSE may participate, at its own expense, in any defense and settlement directly or through counsel of their choice and User shall not, without the prior written consent of NYSE, enter into any settlement agreement: 1) on terms that would diminish the rights provided to NYSE or increase the obligations assumed by NYSE under this User Agreement, and 2) which does not include an unconditional release of NYSE by every claimant or plaintiff from all liability in respect to the claim, demand, expense, obligation, liability, damage, recovery or deficiency.

4. **Change of the Platform**

Nothing in this User Agreement constitutes an obligation by NYSE to continue or support any aspect of the Platform in its current form or previous forms. NYSE may from time to time make additions, deletions or modifications to the Platform. NYSE may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Platform in accordance with the Rules. Further, NYSE may temporarily or permanently terminate the right of any individuals or entities to access the Platform at any time.

5. **Ownership**

All patents, copyrights, trade secrets, trademarks and other property rights in or related to the Platform and the information and data made available through and/or generated as a result of the Platform (including compilation rights in information and data) are and will remain the exclusive property of NYSE or its licensors. User shall attribute the source as appropriate under all circumstances. For the avoidance of doubt, User retains ownership of all intellectual property rights in and related to its systems, User Data, name, trade name, trademarks and service marks.

6. Information

(a) <u>Confidentiality</u>. Both parties acknowledge that: (i) the Platform and the information and data made available in the Platform (excluding User Data) incorporate confidential and proprietary information developed, acquired by or licensed to NYSE, including confidential information of NYSE or other entities, and (ii) each party may receive or have access to other proprietary or confidential information disclosed and marked as confidential by the disclosing party (the confidential and proprietary information in (i) and (ii), collectively, the "Information"). Except as set forth in this User Agreement, the receiving party shall use the disclosing party's Information solely to perform its obligations under this User Agreement. The receiving party shall take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including: (i) those taken by the receiving party to protect its own confidential information, and (ii) those which the disclosing party may reasonably request from time to time.

(b) <u>Disclosure</u>. The receiving party shall not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this User Agreement. User shall not disclose any data or compilations of data made available to User by the Platform without the express, prior written authorization of NYSE or as specifically authorized under this User Agreement. User consents to NYSE disclosing Information: (i) in accordance with its regulatory obligations, and (ii) to ICE and any affiliates of ICE, subject to the restrictions set forth in this User Agreement. User specifically consents to the disclosure of its Information to the consolidated audit trail pursuant to SEC Rule 613(j)(2) and the Rules.

(c) <u>Unauthorized Use or Disclosure</u>. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party shall immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relieve. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party shall cooperate reasonably in the actions that the disclosing party may request.

(d) <u>Limitation</u>. Unless otherwise required by law, regulation or the Rules, the receiving party has no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party, (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality, (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees or (iv) the receiving party is compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject.

(e) <u>Non-attribution</u>. NYSE shall not disclose data that directly or indirectly identifies User except: i) when NYSE has received User's prior, written consent; ii) when allowed by the Rules (other than Rules for market data products) or required by law, regulation or government rule; iii) restricted access on a delayed, aggregated basis of an issuer's securities to employees of that issuer that are not trading and dealing personnel; or (iv) as part of post-trade information customarily provided to parties to a trade in equity options.

7. Disclaimer of Warranty

THE PLATFORM AND ANY CONNECTIVITY TO THE PLATFORM IS MADE AVAILABLE "AS IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTIES WITH RESPECT TO THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM AND ANY DATA, SOFTWARE OR INFORMATION MADE AVAILABLE IN THE PLATFORM OR THE CONNECTIVITY BY NYSE OR ITS LICENSORS, WHETHER EXPRESS, IMPLIED OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY NYSE OR ITS AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, LATENCY, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE , NON-INFRINGEMENT OR THAT THE PLATFORM OR CONNECTIVITY IS FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE OVERRIDDEN, EXCLUDED AND DISCLAIMED TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW OR RULES.

8. **No Liability for Trades**

USER UNDERSTANDS THAT: (I) NYSE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE PLATFORM, AND (II) NYSE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE PLATFORM TO PERFORM THIS PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER THE TRADE OR TRANSACTION. NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSSES, DAMAGES OR OTHER CLAIMS, ARISING OUT OF THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM OR THE USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM. USER SHALL ABSORB ANY LOSSES, DAMAGES OR OTHER CLAIMS, RELATED TO A FAILURE OF THE PLATFORM TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE OR OTHER DATA ENTERED INTO, OR CREATED BY, THE PLATFORM EXCEPT AS PROVIDED BY THE RULES OR APPLICABLE LAW. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS USER AGREEMENT, THIS SECTION SUPERCEDES THE OTHER SECTION.

9. **No Consequential Damages**

NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE, INCLUDING ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORSEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR CONNECTION TO OR USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, INTERRUPTION IN USE OR AVAILABILITY OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF OR RESULTING FROM BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHER LEGAL OR EQUITABLE THEORY. THIS SECTION DOES NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW OR THE RULES SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

10. **Term and Termination**

This User Agreement is effective as of the Effective Date and remains in effect until terminated. NYSE may terminate this User Agreement, one or more Connectivity Questionnaires or one or more Session Request Forms immediately if: (i) User is in breach of this User Agreement for any reason, (ii) any representations made by User in connection with this User Agreement are or become false or misleading, (iii) NYSE determines that it is necessary to protect the Platform from abuse, degradation or material harm, (iv) NYSE determines that continued provision of access will contravene any local, state, federal or international law or regulation or (v) NYSE is notified that User is no longer a Permit Holder in good standing with NYSE or otherwise is no longer authorized to access the Platform. Either party may terminate this User Agreement, a Connectivity Questionnaire or a Session Request Form for convenience upon thirty (30) days' written notice to the other party. If User does not have at least one Connectivity Questionnaire and Session Request Form in effect, then this User Agreement automatically terminates. If this User Agreement terminates, all Connectivity Questionnaires and Session Request Forms automatically terminate. Upon the termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form for any reason, all rights granted to User under this User Agreement (except for the perpetual license in Section 2(a)), the Connectivity Questionnaire or the Session Request Form, as relevant, cease. The provisions of Sections and subsections 3(d), 5, 6, 7, 8, 9, 10 and 13 survive the termination or expiration of this User Agreement for any reason. Termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form does not relieve User of any obligations incurred through its connection to and use of the Platform.

11. **Assignment**

User shall not assign, delegate or otherwise transfer this User Agreement, a Connectivity Questionnaire or a Session Request Form or any of its rights or obligations under this User Agreement, a Connectivity Questionnaire or a Session Request Form without NYSE's prior approval. NYSE may, in accordance with the requirements of the Securities Exchange Act of 1934, assign or transfer this User Agreement, Connectivity Questionnaires and Session Request Forms, or any of its rights or obligations under this User Agreement, Connectivity Questionnaires or Session Request Forms to an affiliate, successor or acquiring entity upon notice to User. Any purported assignment or delegation in violation of this Section 11 is null and void.

12. **Force Majeure**

Without prejudice to any of NYSE's rights under the Rules, neither party is liable nor will be deemed in default for any failure or delay in its performance under this User Agreement (other than User's payment obligations) to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

13. Miscellaneous

(a) Except as set forth in subsections 13(i) and (j), this User Agreement can only be amended by a written instrument signed by both parties. An obligation under this User Agreement can only be waived by a written instrument signed by the party waiving the obligation. The failure of NYSE at any time to enforce any provision of this User Agreement does not affect its right thereafter to require complete performance by User. This User Agreement binds each party's respective successors and permitted assigns. This User Agreement, together with all Connectivity Questionnaires, all Session Request Forms and the Rules, constitute the entire agreement between the parties with respect to connection to and use of the Platform; to the extent that there is a conflict, the following order of precedence applies: i) Rules filed with the SEC; ii) this User Agreement; iii) Connectivity Questionnaires and Session Request Forms; and iv) Rules not filed with the SEC. This User Agreement replaces prior user agreements related to User's use of the Platform, but for the avoidance of doubt does not replace, expand or limit any rights of either party under any vendor or subscriber market data agreement.

(b) This User Agreement is governed by and shall be construed under the laws of the State of New York, without giving effect to any laws, rules or provisions that would cause the application of laws of any jurisdiction other than those of the State of New York.

(c) The parties shall submit all controversies or claims arising out of or relating to this User Agreement, or to its breach or alleged breach, to arbitration in New York, New York administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules. This requirement for arbitration does not prevent either party in accordance with subsection 6(c) from seeking interim injunctive relief in any court of competent jurisdiction in New York, New York. Judgment on the award rendered by the arbitrator(s) may be rendered by a state or federal court sitting in New York, New York, and each party submits to the personal jurisdiction of these courts for the purpose of entering any such judgment. The parties acknowledge that this User Agreement evidences a transaction involving interstate commerce, and that the United States Arbitration Act governs the interpretation and enforcement of this arbitration clause and any proceedings brought pursuant to it. The arbitrator(s), however, shall have no authority to award punitive or other damages, other than interest and fees as may be permitted by this User Agreement, not measured by the prevailing party's actual damages, and no authority to order the arbitration to proceed on behalf of a class or on behalf of any other person not a signatory to this User Agreement. The arbitrator(s) may grant injunctive and other equitable relief, but in granting any relief of any kind the arbitrator(s) may not modify or disregard the terms of this User Agreement. Neither party may bring an action arising out of this User Agreement or any breach or claimed breach of this User Agreement more than one (1) year after the cause of action arose.

(d) If any provision of this User Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this User Agreement.

(e) Headings in this User Agreement are for convenience only and do not form a part of this User Agreement and do not in any way modify, interpret or construe the intentions of the parties.

(f) Nothing contained in this User Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

(g) Except as otherwise provided in this User Agreement, all notices to the parties must be sent by: (i) courier, (ii) certified mail, postage prepaid and return receipt requested, (iii) e-mail with e-mail acknowledgement of receipt or (iv) in the case of a proposed amendment, circular issued to Users generally. All notices must be sent to the notice address listed on the last page of this User Agreement. Either party may change its designated notice recipient by notice to the other party.

(h) Except for NYSE's affiliates, there are no third party beneficiaries to this User Agreement.

(i) NYSE may, in its sole discretion, immediately amend any provision of this User Agreement, any Connectivity Questionnaire and any Session Request Form by notice to the User, where failure to do so will or would be likely to give rise to a breach of the rules or regulations of an applicable regulatory authority by NYSE. The User expressly agrees that this provision is a condition of this User Agreement and is necessary to ensure that regulatory compliance is maintained by NYSE at all times.

(j)   NYSE may further amend the provisions of this User Agreement on one hundred and twenty (120) days' written notice to the User. User may object in writing to the proposed amendment by providing written notice to NYSE, provided that the response must state in reasonable detail the basis of the objection. The response must be received no later than sixty (60) days after the date that NYSE distributed the proposed amendment. NYSE shall use commercially reasonable efforts to respond to User's timely objection in writing within thirty (30) days of receipt and will use commercially reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the Platform after the expiration of the one hundred and twenty (120) day notice period is deemed acceptance by User of the amendment. NYSE may amend the Connectivity Questionnaire and Session Request Form effective immediately upon posting to www.nyse.com. User may not alter any terms and conditions of this User Agreement, and no modification to this User Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

(k)   No remedy conferred by any of the provisions of this User Agreement is intended to be exclusive of any other remedy including any remedy or rights under the Rules, except as expressly provided in this User Agreement, and each and every remedy is cumulative and in addition to every other remedy given under this User Agreement or now or later existing in law or in equity or by statute or otherwise.

(l)   It is not the responsibility of NYSE to inform Users of regulatory requirements including all regulatory, audit trail, record keeping and record retention requirements to which they may be subject (in any jurisdiction). The User assumes all responsibility for keeping itself fully informed of all Rules, rules, requirements, policies and laws.

(m)   Notwithstanding any other provision in this User Agreement, User acknowledges and agrees that confidential information and services (including any software, data or related materials provided by NYSE to User in connection with this User Agreement) may not be disclosed to any person or entity targeted by any of the economic sanctions of the United States administered by the United States Treasury Department's Office of Foreign Assets Control ("OFAC"), or any person in any country targeted by OFAC sanctions, or used, in whole or in part, in any way that reasonably could be expected to cause a violation by NYSE or an affiliate of NYSE of OFAC sanctions or restrictions on the export, re-export, sale or transfer of goods and technology administered by the United States Department of State or United States Department of Commerce.

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:

_____
(Company Name)

By (Signature): _____

Name: _____

Title: _____

Date: _____

Accepted on behalf of NYSE:

Entity: _____

By (Signature): _____

Name: _____

Title: _____

Date: _____

With Notices To:

User Name: _____

Contact Name: _____

Address: _____

City, State, Zip:_____

Email: _____

NYSE

Attention: Client Relationship Services

353 N. Clark Street, 31st Floor

Chicago, IL 60654

crs@nyse.com

NYSE Master User Agreement

Additional Platform Agreement

Several NYSE Entities operate markets for options and equities (each, a "Platform"). User, as identified below, has already entered into a Master User Agreement with at least one NYSE Entity. User would now like to enter into a User Agreement with the NYSE Entity(ies) indicated below for access to the additional Platform(s) selected below. Any User Agreement entered into by means of this Additional Platform Agreement form is a separate User Agreement and incorporates all the terms and conditions of the NYSE Master User Agreement, located at www.nyse.com, as amended from time to time in accordance with the terms of the Master User Agreement.

Platform:	**NYSE Entity(ies)**
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Name of Applicant Broker-Dealer: _____ CRD #: _____

Business Address: _____

City: _____ State: _____ Zip Code: _____

☐ Corporation   ☐ Limited Liability Company   ☐ Partnership   ☐ Sole Proprietor

Contact Name: _____ Title" _____

Phone: _____ Email: _____

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:

_____
(Company Name)

By (Signature): _____

Name: _____

Title: _____

Email: _____

Date: _____

Accepted on behalf of NYSE:

_____
(Entity)

By (Signature): _____

Name: _____

Title: _____

Email: crs@nyse.com

Date: _____

NYSE Arca Options - Designated Give-up Notification Form

1. Options Trading Permit ("OTP") Firm Information

OTP Firm Name		CRD #	
Business Contact Name			
Business Contact Phone and E-mail Address			

2. Give-up Information

The above referenced OTP Firm requests NYSE Arca Options ("the Exchange") to enable (or disable) give-ups for the following OTP Clearing Firms (**NOTE**: Please check the appropriate column/box to indicate whether the give up is to be enabled or disabled).			Enable Give Up	Disable Give Up
OTP Clearing Firm Name:		OCC #:	☐	☐
OTP Clearing Firm Name:		OCC #:	☐	☐
OTP Clearing Firm Name:		OCC #:	☐	☐
OTP Clearing Firm Name:		OCC #:	☐	☐
OTP Clearing Firm Name:		OCC #:	☐	☐
OTP Clearing Firm Name:		OCC #:	☐	☐
OTP Clearing Firm Name:		OCC #:	☐	☐
OTP Clearing Firm Name:		OCC #:	☐	☐

OTP Firm represents that it has appropriate policies and procedures applicable to the clearing and settlement of transactions executed pursuant to this agreement and Exchange Rule 6.15-O.

OTP Firm represents that it has a valid Clearing Letter of Consent or Letter of Authorization on file with the Exchange.

Print Name and Title of Authorized Signatory		
Signature		Date

Please return to Client Relationship Services via email CRS@nyse.com.

NYSE Arca Options

Options Trading Permit Application

TABLE OF CONTENTS

APPLICATION PROCESS

Filing Requirements
Prior to submitting the Options Trading Permit ("OTP") Application, an applicant Broker-Dealer ("Applicant") must file a Uniform Application for Broker-Dealer Registration (Form-BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD®").

Checklist
Applicant must complete and submit all applicable materials addressed in the Application Checklist (page 3) to crs@nyse.com.

Note: All application materials sent to NYSE Arca (the "Exchange") will be reviewed by NYSE's Client Relationship Services ("CRS") Department for completeness. The Applications are submitted to FINRA who performs the application approval recommendation. All Applications are deemed confidential and are handled in a secure environment. CRS or FINRA may request Applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rules. If you have questions on completing the application, you may direct them to: CRS: Email: crs@nyse.com or (212) 896-2830.

Application Process

- Following submission of the Application and supporting documents the Exchange, the Application will be reviewed for accuracy and regulatory or other disclosures.
- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant has an associated person(s) with a possible statutory disqualification, the Exchange will contact the representative of the Applicant to discuss the statutory disqualification process.

- If it appears that the Applicant has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant will be contacted by the Exchange for further information.

- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be presented to the Exchange for approval or disapproval without delay. The Exchange shall post the name of the Applicant and its proposed Nominee in the NYSE Arca Weekly Bulletin.

- Applicants will be subject to disciplinary action if false or misleading answers are given pursuant to the Application.

- All individuals required to be registered with the Exchange, pursuant to the rules of the Exchange, shall file documentation with the Exchange in the manner prescribed in the Exchange's rules. The Exchange does not accept fingerprint cards. Fingerprint cards must be submitted directly to FINRA within 30 days of filing the Form U4. The fingerprint cards must be cleared by the FBI for individuals who seek to register with the Exchange or be approved by the Exchange. Firms may request FINRA-approved fingerprint cards through the Gateway Call Center at: (301) 590-6500. Fingerprint cards should be sent directly to: For Regular U.S. Mail: FINRA, Registration and Disclosure Department, P.O. Box 9495, Gaithersburg, MD 20898-9495. P.O. Boxes will not accept courier or overnight deliveries. For Express/Overnight Mail Delivery: FINRA, Registration and Disclosure Department, 9509 Key West Avenue, Rockville, MD 20850. If a phone number is required for the recipient, provide: (301) 590-6500. Your firm should receive the FBI search results in the "Fingerprint Status Received from FBI Notice Queue" within three business days after the card is sent to the FBI. Additional information regarding the submission of fingerprints to Web CRD may be obtained on the FINRA Web site: https://firms.finra.org/webcrd.

- An Options Trading Permit ("OTP") must be activated within six months of approval by the Exchange. Applicants that have been approved by the Exchange are not considered active OTP Firms until an OTP has been placed in the name of a Nominee. Nominees must be approved by the Exchange before becoming an OTP Holder on behalf of an OTP Firm. OTP Firms that are off-floor trading firms or provide clearing services on the Exchange and are not conducting market maker or floor broker activities are required to designate an "Office Nominee" as its OTP Holder.

- In the event an Applicant is disapproved by the Exchange, the Applicant has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of the Exchange's rules. A disapproved applicant desiring to be heard must, within thirty (30) calendar days of the date upon which the Exchange's decision was mailed to the applicant, file a petition in accordance with the provisions of the rules of the Exchange.

APPLICATION CHECKLIST

NON-Designated Exam Authority ("NON-DEA")APPLICANTS

- ❑ Options Trading Permit Application
  - Section 9 does not apply
- ❑ NYSE Master User Agreement: https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Master_User_Agreement.pdf
- ❑ Options Clearing Letter of Consent, if applicant is not self-clearing: https://www.nyse.com/publicdocs/nyse/markets/american-options/Options_Clearing_Letter_of_Consent.pdf
- ❑ Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's Web CRD®.
- ❑ A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®:
  - Approved Persons as listed on Form BD Schedule B
  - Designated supervisors and principals
  - All Authorized Traders
- ❑ Financial Documentation
  - Four (4) Most Recent FOCUS Reports[1] and the Most Recent Audited Financial Statements, if applicable
  - Most Recent Balance Sheet and Capital Computation
  - Six Month Profit/Loss Projection
- ❑ All examination reports and corresponding responses from the Applicant for the last two exam reports
- ❑ Copy of Written Supervisory Procedures, Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)
- ❑ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation

DEA APPLICANTS

- ❑ Options Trading Permit Application
- ❑ NYSE Master User Agreement: https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Master_User_Agreement.pdf
- ❑ Options Clearing Letter of Consent, if applicant is not self-clearing: https://www.nyse.com/publicdocs/nyse/markets/american-options/Options_Clearing_Letter_of_Consent.pdf
- ❑ Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's Web CRD®.
- ❑ A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®[1].
  - Approved Persons as listed on Form BD Schedules B
  - Designated supervisors and principals
  - All Authorized Traders
- ❑ Financial Documentation
  - Four (4) Most Recent FOCUS Reports[2] and the Most Recent Audited Financial Statements, if applicable
  - Most Recent Balance Sheet and Capital Computation
  - Six Month Profit/Loss Projection
  - Subordination Agreements, if applicable
- ❑ Proprietary Accounts of Introducing Broker-Dealers (PAIB) Agreements, if applicable
- ❑ Organization Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation
- ❑ All examination reports and corresponding responses from the Applicant for the last two exam reports
- ❑ Copy of Written Supervisory Procedures [2], Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

For a list of all fees, please review the "NYSE Arca Options Fees and Charges" found at https://www.nyse.com/markets/fees

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[1] Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, whichever is greater. If the Broker-Dealer has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicants that do not have the requested financial information available are required to submit Pro Forma Financial statements reflecting the Balance Sheet and Profit & Loss Statement detail for each month for the most recent six (6) months or since inception, whichever is less.

EXPLANATION OF TERMS

For purposes of this Application, the following terms shall have the following meanings:

Applicant – the Broker-Dealer organization applying for an OTP or amending this form.

Associated Person - a person who is a partner, officer, director, member of a LLC, trustee of a Business Trust, or employee of an OTP Holder or any person directly or indirectly controlling, controlled by or under common control with an OTP Holder.

Authorized Trader ("AT") – an individual who may submit orders to the Exchange on behalf of his or her OTP Firm.

Central Registration Depository System ("Web CRD®") – A centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE Arca, Inc. is a participant of this system.

Clearing Member – an OTP Firm which has been admitted to membership in the Options Clearing Corporation ("OCC") pursuant to the provisions of the rules of the OCC.

Control – as defined on Form-BD the power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract or otherwise. Any person that (1) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that company.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a Member or OTP Holder of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules.

Designated Supervisor – refers to any person that is a partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising registered employees.

Financial Arrangement – (1) the direct financing of an OTP Holder's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

Firm Proprietary and/or Agency Trading – an OTP Firm that engages in off-floor trading that is unrelated to the performance of that OTP Firm's registered market maker or floor broker functions.

Market Maker – an OTP Holder that acts as a Market Maker pursuant to Rule 6.32-O and submits quotes electronically and makes transactions as a dealer-specialist through the facilities of the Exchange from on the trading floor or remotely from off the trading floor.

Market Maker Authorized Trader ("MMAT") –an authorized trader who performs market making activities pursuant to Rule 6-O on behalf of an OTP Holder registered as a Market Maker.

EXPLANATION OF TERMS (CONTINUED)

Nominee – an individual who is authorized by an OTP Firm, in accordance with Rule 2.4, to conduct business on the trading facilities of the Exchange and to represent such OTP Firm in all matters relating to the Exchange. A Nominee shall agree to be bound by the rules of the Exchange, and by all applicable rules and regulations of the Securities Exchange Commission.

NYSE Arca, Inc. ("NYSE Arca" or the "Exchange") – a Delaware corporation as described in the company's Certificate of Incorporation and Bylaws. NYSE Arca is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE Arca, Inc. is also a Self-Regulatory Organization.

OTP – an OTP issued by the Exchange for effecting transactions on the Exchange's trading facilities. An OTP may be issued to a Sole Proprietor, Partnership, Corporation, LLC or other organization which is a registered Broker or Dealer, pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by the Exchange.

OTP Firm – a sole proprietor, partnership, corporation, limited liability company or other organization in good standing who holds an OTP or upon whom an individual OTP Holder has conferred trading privileges on the Corporation's trading facilities. An OTP Firm shall agree to be bound by the rules of the Exchange, and by all applicable rules and regulations of the Securities and Exchange Commission.

OTP Holder – a natural person who has been issued an OTP, or has been named as a Nominee of an OTP Firm in accordance with the rules of the Exchange.

Primary Business – refers to greater than 50% of the OTP Holder's business.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules

KEY PERSONNEL		
Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will want to receive communications pertaining to our options markets.		

Chief Executive Officer ("CEO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Chief Financial Officer ("CFO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Chief Compliance Officer ("CCO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Chief Operations Officer ("COO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Head of Options Clearing

Name: _____ CRD: _____

Phone: _____

Email: _____

Head of Options Trading

Name: _____ CRD: _____

Phone: _____

Email: _____

SECTION 1 – ORGANIZATIONAL PROFILE

Date: _____   MPID: _____

SEC#: _____   CRD# _____   LEI#: _____

☐ Application   ☐ Amendment

GENERAL INFORMATION

Name of Applicant : _____

Business Address: _____

City: _____   State: _____   Zip Code: _____

Business Phone: _____   Website: _____

Contact Name: _____   Title: _____

Phone: _____   Email: _____

TYPE OF ORGANIZATION

☐ Corporation   ☐ Limited Liability Company   ☐ Partnership   ☐ Sole Proprietor

TYPE OF BUSINESS TO BE CONDUCTED WITH OPTIONS TRADING PERMIT (Check all that apply)

☐ Lead Market Maker   ☐ Remote Market Maker   ☐ Floor Market Maker

☐ Floor Broker   ☐ Clearing Services   ☐ Order Sending

☐ Agency Trading   ☐ Proprietary Trading   ☐ Away Market Maker

OTHER BUSINESS ACTIVITIES CONDUCTED BY APPLICANT BROKER_DEALER (Check all that apply)

☐ Lead Market Maker   ☐ Remote Market Maker   ☐ Floor Market Maker

☐ Floor Broker   ☐ Clearing Services   ☐ Order Sending

☐ Agency Trading   ☐ Proprietary Trading   ☐ Away Market Maker

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

☐ Cboe BZX US Equities Exchange BATS (BZX)   ☐ Cboe BYX US Equities Exchange (BYX)

☐ Cboe EDGA US Equities Exchange (EDGA)   ☐ Cboe EDGX US Equities Exchange (EDGX)

☐ Chicago Board Options Exchange (CBOE)   ☐ NYSE Chicago (CHI)

☐ Financial Industry Regulatory Authority, Inc. (FINRA)   ☐ Investors Exchange (IEX)

☐ International Securities Exchange (ISE)   ☐ NASDAQ

☐ NASDAQ OMX BX (BX)   ☐ NASDAQ OMX PHLX (PHLX)

☐ New York Stock Exchange (NYSE)   ☐ NYSE American (AMER)

☐ NYSE National (NAT)

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

☐ NYSE Arca, Inc.   ☐ Other _____

SECTION 2 – MEMBERSHIP AGREEMENT

Applicant agrees to abide by the rules of the Exchange, as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by the Exchange.

Applicant authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to the Exchange, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant authorizes the Exchange to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant or its associated persons, and releases the Exchange from any and all liability in furnishing such information.

Applicant acknowledges its obligation to update any and all information contained in any part of this Application, including termination of membership with another SRO, which may cause a change in the Applicant's DEA. It is understood that in that event, additional information may be required by the Exchange.

Applicant Broker-Dealer: _____ CRD#: _____

Signature of Authorized
Officer, Partner, Managing
Member or Sole Proprietor: _____ Date: _____

Print Name: _____ Title: _____

SECTION 3 – FINANCIAL DISCLOSURE

FINANCIAL STATEMENT

☐   Copies of the required financial items as noted on the checklist including: the four (4) most recent FOCUS Reports[2], most recent Audited Financial Statements, and examination reports and corresponding responses.

SOURCE OF CAPITAL

Explain the source of Applicant's capital

_____

PROPRIETARY ACCOUNTS OF INTRODUCING BROKER-DEALERS (PAIB)

Do you hold a Proprietary Account as an Introducing Broker-Dealer (PAIB)   ☐ Yes   ☐ No

*If Yes: An introducing Broker-Dealer must notify its DEA in writing when it has entered into a PAIB Agreement with a clearing Broker-Dealer regarding the net capital treatment of assets held in proprietary accounts. Assets (cash and securities) held in trading accounts without a PAIB Agreement are considered to be non-allowable in the computation of net capital under SEC Rule 15c3-1. If NYSE Arca will be your DEA, please enclose a copy of all PAIB Agreements you have entered into with a clearing broker-dealer.

SUBORDINATED LOANS

Have any subordinated loans been made to Applicant?   ☐ Yes (Explain below)   ☐ No

_____

_____

FINANCIAL OR CONTROLLING INTERESTS

Does the Applicant have a financial or controlling (as defined in Form-BD) interest (through direct or indirect stock or bond ownership, through outstanding loans, or otherwise) in any organization engaged in a securities, financial or related business?

☐ Yes (Explain below)   ☐ No

_____

_____

FINANCIAL ARRANGEMENT

Does the Applicant have a financial arrangement with any other Broker-Dealer?

☐ Yes (Explain below)   ☐ No

Type of Arrangement: ☐ Direct Equity Investment   ☐ Any consideration over $5,000
                           ☐ Profit Sharing   ☐ Direct Financing
                           ☐ Other _____

Terms of Arrangement (include the names of all participants in the arrangement, and the nature and terms of the arrangement):

_____

_____

OUTSTANDING DEBT (Check all that apply)

Does the Applicant owe money to any of the following?

    ☐   Any NYSE Arca member or member organization or NYSE Arca OTP Holder

    ☐   Any other national securities or commodities exchange or national securities association

    ☐   Any member of any other national securities or commodities exchange or national securities association

Explain to whom the money is owed and the dollar amount. Attach a copy of arrangements made for repayment of this debt and evidence of an agreement of repayment _____

    ☐   No, the Applicant does not owe money to any of the above referenced persons or entities.

---

[2] Applicants that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

SECTION 4 – APPROVED PERSON APPLICATION FOR AN INDIVIDUAL

Any person who controls a member organization, or who engages in a securities or kindred business and is controlled by or under common control with a member organization but is not a member or principle executive or an employee of a member organization. On Web CRD, all Approved Persons are required to file a Form U4, or amendment thereto.

APPLYING AS APPROVED PERSON

Name: _____   Title: _____   CRD# _____

Firm Name: _____   Phone: _____

Email: _____

☐ Designated Supervisor of Authorized Traders

☐ Form U4 and fingerprint information [6] is current and accessible for this person on Web CRD™

APPLYING AS APPROVED PERSON

Name: _____   Title: _____   CRD# _____

Firm Name: _____   Phone: _____

Email: _____

☐ Designated Supervisor of Authorized Traders

☐ Form U4 and fingerprint information [6] is current and accessible for this person on Web CRD™

APPLYING AS APPROVED PERSON

Name: _____   Title: _____   CRD# _____

Firm Name: _____   Phone: _____

Email: _____

☐ Designated Supervisor of Authorized Traders

☐ Form U4 and fingerprint information [6] is current and accessible for this person on Web CRD™

APPLYING AS APPROVED PERSON

Name: _____   Title: _____   CRD# _____

Firm Name: _____   Phone: _____

Email: _____

☐ Designated Supervisor of Authorized Traders

☐ Form U4 and fingerprint information [6] is current and accessible for this person on Web CRD™

SECTION 5 – REGISTERED TRADERS

Each Applicant is required to register employees and associated persons in accordance with Exchange rules. Pursuant to Exchange rules, Applicants must complete the necessary documentation and submit such documentation in the manner prescribed in Exchange rules. Individual traders of the Applicant must successfully pass any required examination and identify registration with the Exchange within any and all applicable categories on Form U4including, , but are not limited to, the following:

- **OM** – Market Maker of the Applicant (Series 57 prerequisite)
- **OM** – Floor Broker (Series 57 prerequisite)

For Applicants who wish to conduct market making or floor broker activities through the facilities of the Exchange, below, please list all individuals who will conduct such activity on behalf of the Applicant.

REGISTERED TRADER INFORMATION

Individual Name: _____   CRD: _____

Date of Birth: _____

Phone: _____   Email: _____

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate box below)

☐ Lead Market Maker (LMM)	☐ Remote Market Maker (RMM)
☐ Floor Market Maker (FMM)	☐ Floor Broker (FB)
☐ Market Maker Authorized Trader (MMAT)	☐ Office Nominee (Order Sending & Clearing)

APPLICATION CHECKLIST

- ☐ A Form U-4 and Fingerprint card has been submitted to WebCRD©
- ☐ Individual has passed the required examination
- ☐ Individual has been granted a waiver of the required examination

REGISTERED TRADER INFORMATION

Individual Name: _____   CRD: _____

Date of Birth: _____

Phone: _____   Email: _____

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate box below)

☐ Lead Market Maker (LMM)	☐ Remote Market Maker (RMM)
☐ Floor Market Maker (FMM)	☐ Floor Broker (FB)
☐ Market Maker Authorized Trader (MMAT)	☐ Office Nominee (Order Sending & Clearing)

APPLICATION CHECKLIST

- ☐ A Form U-4 and Fingerprint card has been submitted to WebCRD©
- ☐ Individual has passed the required examination
- ☐ Individual has been granted a waiver of the required examination

You may submit multiple copies of this page, if needed

SECTION 6 – STATUTORY DISQUALIFICATION DISCLOSURE

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), the Exchange may deny (or may condition) trading privileges or may bar a natural person from becoming associated (or may condition an association) with an OTP Holder for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with an member of a self-regulatory organization;
- had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ Check here if you DO NOT have person(s) associated with the Applicant who is or may be subject to Statutory Disqualification.

☐ Check here if you DO have person(s) associated with the Applicant who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:
1. Name and CRD number of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of _____ (Applicant Broker-Dealer), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that the Exchange shall rely on the information provided pursuant to this Notice in order to preliminarily approve or deny Applicant for trading privileges, but that the Exchange will also perform a complete background check of Applicant, and such trading privileges may be immediately revoked by the Exchange depending on the results of such background check. I understand that Applicant will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant to submit to the Exchange any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

Signature of Authorized
Officer, Partner, Managing
Member or Sole Proprietor: _____   Date: _____

Print Name: _____   Title: _____

SECTION 7 – SUPERVISION

Each OTP Holder must identify the person(s) that is a member, partner, director, or officer exercising responsibility for supervision of day-to-day compliance and maintenance of the firms written supervisory procedures ("WSPs"). Additionally, applicants subject to Exchange Act Rule 15c3-1 are required to have a designated Series 27 licensed principal, pursuant to the rules of the Exchange.

Name of Person responsible for maintaining WSPs: _____ CRD#:_____

☐   Applicant WSPs are enclosed.

Name of Series 27 licensed principal (if applicable): _____ CRD#:_____

Exchange rules state:
   (a) Adherence to Law – No OTP Holder or Associated Person of an OTP Holder may engage in conduct in violation of the federal securities laws, or the Rules of the Exchange. Every OTP Holder must supervise persons associated with the OTP Holder as to assure compliance therewith.
   (b) Supervisory System – Each OTP Holder for whom the Exchange is DEA must establish and maintain a system to supervise the activities of its associated persons and the operations of its business. Such system must be reasonably designed to ensure compliance with applicable federal securities laws and regulations and Exchange Rules. Final responsibility for proper supervision will rest with the OTP Holder. The OTP Holder's supervisory system must provide, at a minimum, for the following:
       (1) The establishment and maintenance of written procedures as required by Exchange rules.
       (2) The designation of a person with authority to reasonably discharge his/her duties and obligations in connection with supervision and control of the activities of the associated persons of the OTP Holder.
       (3) The OTP Holder must undertake reasonable efforts to determine that all supervisory personnel are qualified by virtue of experience or training to carry out their assigned responsibilities.
       (4) Each OTP Holder must designate and specifically identify to the Exchange one or more persons who will be responsible for such supervision.
   (c) Written Procedures – Each OTP Holder must establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations, and with the rules of the Exchange.

WSPs should describe the following:
   * Specific identification of the individual(s) responsible for supervision – either by name or by title and position.
   * The supervisory steps and reviews to be taken by the appropriate supervisor – this process should identify any exception reports and/or other documents being reviewed and the substantive area being reviewed (e.g., limit order protection, trade reporting, etc.). If an OTP Holder employs automated systems as part of its supervisory system, those systems should also be generally described.
   * The frequency of such reviews – this should be more specific than simply providing for "a review" or a "review from time to time." The frequency of reviews should be described (i.e., daily, weekly, monthly, quarterly, or annually).
   * How reviews will be documented, for example, initialing order tickets or filling out review logs. The procedures should also provide for the documentation of steps taken as a result of supervisory reviews.

For Market Makers, the WSPs and supervisory systems of firms engaged in market making activities must address, at a minimum, trading practice rules (i.e., passive market making, firm quote rule compliance, limit order protection), trading systems, trade reporting, rules compliance and any other material aspect of the firm's market making business. WSPs should include the following subject areas:
   * Size conventions
   * Coordination of quotations, trades and trade reports
   * Improper collaboration and coordination of Market Maker activities
   * Failure to honor quotations
   * Harassment
   * Late and inaccurate trade reporting

ALL OTP HOLDERS MUST KEEP ABREAST OF CHANGES IN LAWS, RULES AND REGULATIONS, MARKET PRACTICES AND INDICATED PATTERNS OF NON-COMPLIANCE AND MUST MODIFY THEIR SUPERVISORY PROCEDURES AND SYSTEMS AS NECESSARY.

NYSE Arca, Inc.

DEA Application Requirements

SECTION 8 - DESIGNATED EXAMINING AUTHORITY (DEA) REQUIREMENTS
ITSFEA COMPLIANCE ACKNOWLEDGEMENT

This form should be completed by a Director, Officer, General Partner or Individual responsible for ensuring that the Broker-Dealer's ITSFEA Compliance Procedures are followed. In the future, this certification must be completed and filed with the Exchange along with the Broker-Dealer's year-end FOCUS Report (Form X-17A-5).

Broker-Dealer: _____

SEC #. _____

The undersigned states and certifies as follows:

It is understood that should any Director, Officer, General Partner or Associated Person (as defined in Exchange rules of the Broker-Dealer acquire material, non-public information concerning a corporation whose securities are publicly traded, it may be a violation of Exchange rules and Federal securities laws to misuse such information or trade any securities issued by the corporation, or any options or other derivative securities based thereon, while such information remains non-public.

It is further understood that should any Director, Officer, General Partner or Associated Person of the Broker-Dealer obtain material, non-public information concerning the market in a security or group of securities, it may be a violation of Exchange rules and Federal securities laws to make improper use of such information in connection with trading in the security, group of securities or any option or other derivative based thereon.

It is also understood that it may be a violation of Exchange rules and Federal securities laws to disclose to any other person or entity any non-public, material corporate or market information that may be acquired regarding a publicly traded security or group of securities.

Additionally, the Broker-Dealer represents that it has established written procedures reasonably designed to prevent misuse of material non-public information by the Broker-Dealer or by any of the Broker-Dealer's Directors, Officers, General Partners or Associated Persons, taking into consideration the nature of the Broker-Dealer's business.

The Individual(s) responsible for overseeing and supervising the specific element of the member firm or organization's ITSFEA Compliance procedures has reviewed (or supervised the review of) the Broker-Dealer's proprietary, error account(s), and any outside brokerage securities accounts of Directors, Officers, General Partners, and Associated Persons with the Broker-Dealer, in accordance with the specific provisions (including timing and type of review) detailed in and required by the firm's written ITSFEA compliance procedures.

Based upon the assessment of the adequacy of those procedures and of the authority and diligence of the person(s) carrying out those procedures (except as to any securities transactions involving the possible misuse of non-public information which already have been reported to the Exchange), there is no reasonable cause to believe that any Director, Officer, General Partner, or Associated Persons of the Broker-Dealer has misused, made improper use of, or disclosed material non-public information, or may otherwise be in violation of Exchange rules

_____   _____
Signature of Authorized Officer, Partner or Managing Member of OTP   Date
Holder

_____   _____
Print Name of Authorized Officer, Partner or Managing Member of OTP   Title
Holder

NYSE Arca, Inc.

Equity Trading Permit Short Form Application

NYSE Arca
Short Form ETP Membership Application and Agreement

To qualify for Short Form Equities Trading Permit (ETP) Membership on NYSE Arca, the applicant must be an approved NYSE Arca Options Trading Permit (OTP) Holder. Current OTP Holder applicants may be eligible for expedited approval in the line of business for which they are an ETP. To apply, please complete and submit this Short Form Application, Membership Agreement, Clearing Letter of Consent and NYSE Master User Agreement to:

NYSE Arca
Attn: Client Relationship Services
Email: crs@nyse.com

KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will want to receive communications pertaining to our equities markets.

Chief Executive Officer ("CEO")

Name: _____   CRD: _____

Phone: _____

Email: _____

Chief Financial Officer ("CFO")

Name: _____   CRD: _____

Phone: _____

Email: _____

Chief Compliance Officer ("CCO")

Name: _____   CRD: _____

Phone: _____

Email: _____

Chief Operations Officer ("COO")

Name: _____   CRD: _____

Phone: _____

Email: _____

Head of Clearing

Name: _____   CRD: _____

Phone: _____

Email: _____

Head of Trading

Name: _____   CRD: _____

Phone: _____

Email: _____

SECTION 1 – Short Form Membership Application

Short Form Eligibility:

☐   Applicant is currently a member in good standing of NYSE Arca Options in the same line of business

General Information

Name of Applicant Broker-Dealer: _____

Business Address: _____

City: _____ State: _____ Zip Code: _____

Business Phone: _____

Web Address, if any: _____

CRD Number: _____ LEI #: _____

NYSE Arca Options OTP ID: _____ DEA: _____

Contact Information

Contact Name: _____

Job Title / Position _____

Phone: _____ Email: _____

Type of Business to be Conducted With Equity Trading Permit (Check all that apply)

☐   Market Maker*   ☐   Public Customer Business

☐   Clearing Services   ☐   Proprietary Trading

☐   Other_____

***** Please also complete Application for Market Maker Registration

SECTION 2 – Membership Agreement

Applicant Broker-Dealer agrees to abide by the Bylaws and Rules of NYSE Arca, Inc., as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by NYSE Arca, Inc.

Applicant Broker-Dealer authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to NYSE Arca, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant Broker-Dealer or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant Broker-Dealer authorizes NYSE Arca to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant Broker-Dealer or its associated persons, and releases NYSE Arca from any and all liability in furnishing such information.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by NYSE Arca.

Applicant Broker-Dealer: _____

Signature of Authorized
Officer, Partner, Managing
Member or Sole Proprietor: _____   Date: _____

Print Name: _____   Title: _____

NYSE Arca, Inc.

Application to Become a Lead Market Maker In a Particular
NYSE Arca Primary Listed Security*

*Must be an existing Lead Market Maker ETP in order to submit this application

LIST OF SECURITIES FOR LMM REGISTRATION

Unless otherwise indicated by NYSE Arca, this application shall be submitted only by a registered Lead Market Maker Equity Trading Permit ("LETP") holder that seeks to apply to become a Lead Market Maker in a particular NYSE Arca listed security. In addition to the information requested below, any LMM applicant that wishes to provide additional information to the listed company (e.g., trading firm's background), may submit such information with its application. Note that any written information may be subject to regulatory action if information is deemed to be deliberately misleading or inaccurate.

Date: _____ SEC #: _____ CRD #: _____ MPID: _____
(If NASDAQ Participant)

Name of Applicant LETP: _____

Business Contact: _____ Business Phone: _____

Business Email: _____

Solicitations for LMM Applications in individual securities
should be sent to this Email address: _____

Name, telephone number, and email address of the contact that will serve as the Lead Market Maker Designee:

Name: _____ **Phone:** _____ **Email:** _____

This Designee should be listed within Section 3 of the LETP's Market Maker Application and may, but need not, be registered as a MMAT. The Designee will serve as the main contact for the LMM firm and must be present at any interviews with a listing company in connection with an LMM Application.

LMM applicants are required to ensure the following information on file with the Exchange is accurate and up to date:

❑ Organizational Profile

❑ Other SRO affiliations of the Applicant

❑ A list of registered MMATs, including NYSE Arca requirements regarding the Market Maker Orientation Program for each

❑ Supervisory procedures of the Applicant relating to Market Making

Each LMM applicant is also required to attest to the following questions. Each item should be initialed by an authorized Officer, Partner, Managing Member, or the Sole Proprietor of the Applicant. If any of the below items results in a "Yes" answer, please supply additional details with this application.

Has the physical makeup of the trading floor/facilities or actual location of the MMAT(s) for the Applicant changed since previous disclosure to the Corporation? ☐ Yes ☐ No

PROPOSED REGISTRATIONS - Please list the security in which you are applying to become the LMM*:
* LMM applicants will be required to be registered as an Odd Lot Dealer in securities in which they are designated as LMM, pursuant to NYSE Arca Rule 7.24-E

Security Name: _____ Symbol: _____

Designated Market Maker Authorized Trader(s) for this security:

Name: _____ CRD #: _____

Name: _____ CRD #: _____

Name: _____ CRD #: _____

For future additions or changes to your list of securities, you will be required to submit additional copies of Sections 7 & 8.

On this page, please describe all contacts with the companies listed above prior to this application, including the names and positions involved, date and circumstances of contact, and whether in person or otherwise. If there have not been any contacts, please so state.

Name of Company	Description and Date of Contact

INFORMATION FOR LEAD MARKET MAKER

LMMs are subject to NYSE Arca rules. To ensure compliance, please consult your compliance department and/or legal counsel to determine the rules that are applicable, including the rules referenced below.

NYSE Arca Rule 7.22-E: Registration of Market Makers in a Security

(d) Designated Market Makers and **Lead Market Makers** shall be selected by the Corporation. Such selection shall be based on, but is not limited to, the following: experience with making markets in equities; adequacy of capital; willingness to promote the Exchange as a marketplace; issuer preference; operational capacity; support personnel; and history of adherence to Exchange rules and securities laws.

NYSE Arca Rule 7.24-E: Designated Market Maker Performance Standards

(a) Designated Market Makers will be required to maintain minimum performance standards the levels of which may be determined from time to time by the Corporation. Such levels will vary depending on the price, liquidity, and volatility of the security in which the Designated Market Maker is registered. The performance measurements will include (i) percent of time at the NBBO; (ii) percent of executions better than the NBBO; (iii) average displayed size; (iv) average quoted spread; and (v) in the event the security is a derivative security, the ability of the Designated Market Maker to transact in underlying markets.

(b) Designated Market Makers that are **Lead Market Makers** will be held to higher performance standards in the securities in which they are registered as **Lead Market Makers** than Designated Market Makers that are not **Lead Market Makers**.

NYSE Arca Rule 8.201-E(g): Commodity-Based Trust Shares; Market Maker Accounts

Market Maker Accounts. An ETP Holder acting as a registered Market Maker in Commodity-Based Trust Shares must file with the Exchange in a manner prescribed by the Exchange and keep current a list identifying all accounts for trading in an underlying commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, which the Market Maker may have or over which it may exercise investment discretion. No Market Maker shall trade in an underlying commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, in an account in which a Market Maker, directly or indirectly, controls trading activities, or has a direct interest in the profits or losses thereof, which has not been reported to the Exchange as required by this Rule.

In addition to the existing obligations under Exchange rules regarding the production of books and records, the ETP Holder acting as a Market Maker in Commodity-Based Trust Shares shall make available to the Exchange such books, records or other information pertaining to transactions by such entity or registered or non-registered employee affiliated with such entity for its or their own accounts for trading the underlying physical commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, as may be requested by the Exchange

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Date
Print Name	Title

NYSE Arca, Inc.

Equity Trading Permit Application and Contracts

TABLE OF CONTENTS

	Page

APPLICATION PROCESS

Filing Requirements
Prior to submitting the Application for Equity Trading Permit ("ETP"), an Applicant Broker-Dealer must file a Uniform Application for Broker-Dealer Registration (Form-BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD®").

Checklist
Applicant Broker-Dealer must complete and submit all applicable materials addressed in the Application Checklist (page 4) to crs@nyse.com.

Note: All application materials sent to NYSE Arca will be reviewed by NYSE Arca's Client Relationship Services ("CRS") Department for completeness. The applications are then submitted to FINRA who performs the application approval recommendation. All applications are deemed confidential and are handled in a secure environment. CRS or FINRA may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to NYSE Arca Rule 2.4. If you have questions on completing the application, you may direct them to: Client Relationship Services: Email: crs@nyse.com or (212) 896-2830.

Application Process
- Following submission of the Application for Equity Trading Permit and supporting documents to NYSE Arca, Inc. ("NYSE Arca"), the application will be reviewed for accuracy and regulatory or other disclosures. NYSE Arca will submit the application to FINRA for review and approval recommendation.

- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant Broker-Dealer has an associated person(s) with a possible statutory disqualification, NYSE Arca will contact the representative of the Applicant Broker-Dealer to discuss the statutory disqualification process.

- If it appears that the Applicant Broker-Dealer has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant Broker-Dealer will be contacted by NYSE Arca for further information.

- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be presented to NYSE Arca for approval or disapproval without delay.

  ✓ Applicant Broker-Dealer will be subject to disciplinary action if false or misleading answers are given pursuant to the Application for Equity Trading Permit.

- NYSE Arca does not accept fingerprint cards. Fingerprint cards must be submitted directly to FINRA within 30 days of filing the Form U4. The fingerprint cards must be cleared by the FBI for individuals who seek to register with NYSE Arca or be approved by NYSE Arca. Firms may request FINRA-approved fingerprint cards through the Gateway Call Center at: (301) 590-6500. Fingerprint cards should be sent directly to: For Regular U.S. Mail: FINRA, Registration and Disclosure Department, P.O. Box 9495, Gaithersburg, MD 20898-9495. P.O. Boxes will not accept courier or overnight deliveries. For Express/Overnight Mail Delivery: FINRA, Registration and Disclosure Department, 9509 Key West Avenue, Rockville, MD 20850. If a phone number is required for the recipient, provide: (301) 590-6500. Your firm should receive the FBI search results in the "Fingerprint Status Received from FBI Notice Queue" within three business days after the card is sent to the FBI. Additional information regarding the submission of fingerprints to Web CRD may be obtained on the FINRA Web site: https://firms.finra.org/webcrd.

- NYSE Arca will promptly notify the Applicant Broker-Dealer, in writing, of their Membership decision.

In the event an Applicant Broker-Dealer is disapproved by NYSE Arca, the Applicant Broker-Dealer has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of NYSE Arca Rule 10.13. A disapproved applicant desiring to be heard must, within thirty (30) calendar days of the date upon which the Corporation's decision was mailed to the applicant, file a petition in accordance with the provisions of Rule 10.13

APPLICATION CHECKLIST & FEES[1]

DOCUMENTATION CHECKLIST FOR NON-NYSE ARCA DEA BROKER-DEALER APPLICANTS

❑ Application for Equity Trading Permit - Sections 1-7 are MANDATORY for all applicants

❑ Signed Master User Agreement: https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Master_User_Agreement.pdf

❑ Signed Equities Clearing Letter of Consent, if Applicant is not self-clearing:
https://www.nyse.com/publicdocs/nyse/markets/nyse/Equity_Clearing_Letter_of_Consent.pdf

❑ Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's WebCRD®

❑ A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®[2]

      o   Approved Persons as listed on Form BD Schedule B
      o   Designated supervisors and principals

❑ Financial Documentation

      o   Four (4) Most Recent FOCUS Reports[3] and the Most Recent Audited Financial Statements, if applicable
      o   Most Recent Balance Sheet and Capital Computation
      o   Six Month Profit/Loss Projection

❑ All examination reports and corresponding responses from the Applicant Broker-Dealer for the last two exam reports

❑ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation

❑ Copy of Written Supervisory Procedures[4], Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

DOCUMENTATION CHECKLIST FOR NYSE ARCA DEA BROKER-DEALER APPLICANTS

❑ Application for Equity Trading Permit - Sections 1-7 and Section 8 are MANDATORY for all applicants

❑ Signed Master User Agreement: https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Master_User_Agreement.pdf

❑ Signed Equities Clearing Letter of Consent, if Applicant is not self-clearing:
https://www.nyse.com/publicdocs/nyse/markets/nyse/Equity_Clearing_Letter_of_Consent.pdf

❑ Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's WebCRD®

❑ A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®[2]

      o   Approved Persons as listed on Form BD Schedule B
      o   Designated supervisors and principals
      o   All Authorized Traders

❑ NYSE Arca AP Form to be completed by persons required to be Approved Persons with the Exchange and for whom the required disclosure information is not available on Web CRD®.

❑ Financial Documentation

      o   Four (4) Most Recent FOCUS Reports[3] and the Most Recent Audited Financial Statements, if applicable
      o   Most Recent Balance Sheet and Capital Computation
      o   Six Month Profit/Loss Projection
      o   Subordination Agreements, if applicable

❑ Proprietary Accounts of Introducing Broker-Dealers (PAIB) Agreements, if applicable

❑ All examination reports and corresponding responses from the Applicant Broker-Dealer for the last two exam reports

❑ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation

❑ Copy of Written Supervisory Procedures[4], Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

Note: All ETP Holders are responsible for maintaining a list of all Authorized Traders, and such list must be made available to NYSE Arca upon request as required by NYSE Arca Rule 7.30-E.

---

[1] For a list of fees, please review the "Schedule of Fees and Charges for Exchange Services" found at https://www.nyse.com/publicdocs/nyse/markets/nyse-arca/NYSE_Arca_Marketplace_Fees.pdf . Additional fees to those listed within this application may apply.
[2] A $125 Investigation Fee may be required for each Control Person, Approved Person, Designated Supervisor or Authorized Trader (DEA Applicants Only) for whom required information is not available on Web CRD®.
[3] Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater**. If the Broker-Dealer has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements reflecting the Balance Sheet and Profit & Loss Statement detail for each month for the most recent six (6) months or since inception, whichever is less.
[4] Market Maker applicants must include, but are not limited to, the following NYSE Arca Equity Rules: 6.3 (Prevention of the Misuse of Material, Nonpublic Information), 6.17 (Anti-Money Laundering Compliance Program), 6.18 (Supervision), and 7.20 – 7.25 (Market Makers).

EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Applicant Broker-Dealer – is the Broker-Dealer organization applying for an Equity Trading Permit or amending this form.

Associated Person - a person who is a partner, officer, director, member of a LLC, trustee of a Business Trust, or employee of an ETP Holder or any person directly or indirectly controlling, controlled by or under common control with an ETP Holder.

Authorized Trader – a person who may submit orders to NYSE Arca, LLC's trading facilities on behalf of his or her ETP Holder or Sponsored Participant.

Clearing Services - a Broker-Dealer who receives and executes customers' instructions, prepares trade confirmations, sends the money related to the trades, arranges for the physical movement of securities, and shares responsibility with an introducing broker-dealer for compliance with regulatory requirements.

Control – (as defined on Form-BD) the power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract or otherwise. Any person that (1) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that company.

Central Registration Depository System ("Web CRD®") – A centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE Arca, Inc. is a participant of this system.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a Member or ETP Holder of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules.

Designated Supervisor – refers to any person that is a partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising Authorized Trader(s) ("AT") (as defined in NYSE Arca Rule 1.1(e)).

ETP or ETP Holder– an Equity Trading Permit issued by the Corporation for effecting approved securities transactions on the Corporation's trading facilities. An ETP may be issued to a Sole Proprietor, Partnership, Corporation, LLC or other organization which is a registered Broker or Dealer, pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by the Corporation.

Financial Arrangement – (1) the direct financing of an ETP Holder's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

Market Maker -is obligated to maintain continuous two-sided Q Orders in those securities in which the Market Maker is registered to trade, pursuant to NYSE Arca Rule 7.23-E

Market Maker Authorized Trader ("MMAT") **–** an authorized trader who performs market-making activities pursuant to NYSE Arca Rule 7.21-E, on behalf of a Market Maker.

NYSE Arca, Inc. ("NYSE Arca" or the "Corporation") – a Delaware corporation as described in the Corporation's Certificate of Incorporation and Bylaws. NYSE Arca is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE Arca, Inc. is the Self-Regulatory Organization for NYSE Arca, LLC

NYSE Arca, LLC – The equities marketplace and a trading facility of NYSE Arca, Inc.

Primary Business – refers to greater than 50% of the ETP Holder's business.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules.

NYSE Arca, Inc.

Equity Trading Permit Application

SECTION 1 – ORGANIZATIONAL PROFILE

Date: _____ SEC #: _____ CRD #: _____

LEI #: _____ MPID: _____

GENERAL INFORMATION

Name of Applicant Broker-Dealer: _____

Business Address: _____

City: _____ State: _____ Zip Code: _____

Business Phone: _____ Website: _____

Contact Name: _____ Title: _____

Phone: _____ Email: _____

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

TYPE OF BUSINESS TO BE CONDUCTED WITH EQUITY TRADING PERMIT (Check all that apply)

☐ Market Maker* ☐ Public Customer Business ☐ Clearing Services ☐ Proprietary Trading

☐ Other _____

* Please also complete Application for Market Maker Registration

OTHER BUSINESS ACTIVITIES CONDUCTED BY APPLICANT BROKER_DEALER (Check all that apply)

☐ Investment Banking ☐ Public Customer Business ☐ Options Market Making

☐ Proprietary Trading ☐ Other _____

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

☐ Cboe BZX US Equities Exchange BATS (BZX) ☐ Cboe BYX US Equities Exchange (BYX)

☐ Cboe EDGA US Equities Exchange (EDGA) ☐ Cboe EDGX US Equities Exchange (EDGX)

☐ Chicago Board Options Exchange (CBOE) ☐ NYSE Chicago (CHI)

☐ Financial Industry Regulatory Authority, Inc. (FINRA) ☐ Investors Exchange (IEX)

☐ International Securities Exchange (ISE) ☐ NASDAQ

☐ NASDAQ OMX BX (BX) ☐ NASDAQ OMX PHLX (PHLX)

☐ New York Stock Exchange (NYSE) ☐ NYSE American (AMER)

☐ NYSE National (NAT)

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

☐ NYSE Arca, Inc. ☐ Other _____

SECTION 2 - MEMBERSHIP AGREEMENT

Applicant Broker-Dealer agrees to abide by the Bylaws and Rules of NYSE Arca, Inc., as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by NYSE Arca, Inc.

Applicant Broker-Dealer authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to NYSE Arca, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant Broker-Dealer or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant Broker-Dealer authorizes NYSE Arca to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant Broker-Dealer or its associated persons, and releases NYSE Arca from any and all liability in furnishing such information.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by NYSE Arca.

_____
Applicant Broker-Dealer

_____   _____
Signature of Authorized Officer, Partner, Managing Member, or Sole   Date
Proprietor

_____   _____
Print Name of Authorized Officer, Partner, Managing Member, or Sole   Title
Proprietor

SECTION 3 – FINANCIAL DISCLOSURE

FINANCIAL STATEMENT

☐   Copies of the required financial items as noted on the checklist including: the four (4) most recent FOCUS Reports[5] and most recent Audited Financial Statements, and all examination reports and corresponding responses.

SOURCE OF CAPITAL

Explain the source of Applicant Broker-Dealer's Capital

_____

PROPRIETARY ACCOUNTS OF INTRODUCING BROKER-DEALERS (PAIB)

Do you hold a Proprietary Account as an Introducing Broker-Dealer (PAIB)   ☐ Yes   ☐ No

*If Yes: An introducing Broker-Dealer must notify its DEA in writing when it has entered into a PAIB Agreement with a clearing Broker-Dealer regarding the net capital treatment of assets held in proprietary accounts. Assets (cash and securities) held in trading accounts without a PAIB Agreement are considered to be non-allowable in the computation of net capital under SEC Rule 15c3-1. If NYSE Arca will be your DEA, please enclose a copy of all PAIB Agreements you have entered into with a clearing broker-dealer.

SUBORDINATED LOANS

Have any subordinated loans been made to Applicant Broker-Dealer?   ☐ Yes (Explain below)   ☐ No

_____

_____

FINANCIAL OR CONTROLLING INTERESTS

Does the Applicant Broker-Dealer have a financial or controlling (as defined in Form-BD) interest (through direct or indirect stock or bond ownership, through outstanding loans, or otherwise) in any organization engaged in a securities, financial or related business?

☐ Yes (Explain below)   ☐ No

_____

_____

FINANCIAL ARRANGEMENT

Does the Applicant Broker-Dealer have a financial arrangement with any other Broker-Dealer?

☐ Yes (Explain below)   ☐ No

Type of Arrangement: ☐ Direct Equity Investment   ☐ Any consideration over $5,000
                                ☐ Profit Sharing   ☐ Direct Financing
                                ☐ Other _____

Terms of Arrangement (include the names of all participants in the arrangement, and the nature and terms of the arrangement):

_____

_____

OUTSTANDING DEBT (Check all that apply)

Does the Applicant Broker-Dealer owe money to any of the following?

☐   Any NYSE Arca member or member organization or NYSE Arca ETP Holder

☐   Any other national securities or commodities exchange or national securities association

☐   Any member of any other national securities or commodities exchange or national securities association

Explain to whom the money is owed and the dollar amount. Attach a copy of arrangements made for repayment of this debt and evidence of an agreement of repayment.. _____

_____

☐   No, the Applicant Broker-Dealer does not owe money to any of the above referenced persons or entities.

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[5] Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

SECTION 4 – APPROVED PERSON APPLICATION FOR AN INDIVIDUAL

Approved Person – Any person who controls a member organization, or who engages in a securities or kindred business and is controlled by or under common control with a member organization but is not a member or principle executive or an employee of a member organization. On Web CRD, all Approved Persons are required to file a Form U4, or amendment thereto.

You may submit multiple copies of this form, if needed, or attach a copy of Schedule B of Form BD.

APPLYING AS APPROVED PERSON

Name: _____ Title: _____ CRD# _____

Firm Name:: _____ Phone: _____

☐ Designated Supervisor of Authorized Traders

Email: _____

☐ Form U4 and fingerprint information[8] is current and accessible for this person on Web CRD™

APPLYING AS APPROVED PERSON

Name: _____ Title: _____ CRD# _____

Firm Name:: _____ Phone: _____

☐ Designated Supervisor of Authorized Traders

Email: _____

☐ Form U4 and fingerprint information[8] is current and accessible for this person on Web CRD™

APPLYING AS APPROVED PERSON

Name: _____ Title: _____ CRD# _____

Firm Name:: _____ Phone: _____

☐ Designated Supervisor of Authorized Traders

Email: _____

☐ Form U4 and fingerprint information[8] is current and accessible for this person on Web CRD™

APPLYING AS APPROVED PERSON

Name: _____ Title: _____ CRD# _____

Firm Name:: _____ Phone: _____

☐ Designated Supervisor of Authorized Traders

Email: _____

☐ Form U4 and fingerprint information[8] is current and accessible for this person on Web CRD™

SECTION 5 – STATUTORY DISQUALIFICATION DISCLOSURE

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), NYSE Arca, Inc. ("NYSE Arca") may deny (or may condition) trading privileges or may bar a natural person from becoming associated (or may condition an association) with an ETP Holder for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with an member of a self regulatory organization;
- had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐   Check here if you DO NOT have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.

☐   Check here if you DO have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:
1. Name of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of _____ (Applicant Broker-Dealer), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that NYSE Arca shall rely on the information provided pursuant to this Notice in order to preliminarily approve or deny Applicant Broker-Dealer's application for trading privileges, but that NYSE Arca will also perform a complete background check of Applicant Broker-Dealer, and such trading privileges may be immediately revoked by NYSE Arca depending on the results of such background check. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to NYSE Arca any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

_____   _____
Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor   Date

_____   _____
Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor   Title

SECTION 6 – SUPERVISION

Each ETP Holder must identify the person(s) that is a member, partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising an Authorized Trader(s) as defined in NYSE Arca Rule 1.1(e). ETP Holders must provide a copy of their Written Supervisory Procedures ("WSP") with their Application.

Name and Title of Person responsible for maintaining WSPs: _____

NYSE Arca Rules state:
(a) Adherence to Law – No Equity Trading Permit Holder or Associated Person of an Equity Trading Permit Holder may engage in conduct in violation of the federal securities laws, the Constitution or the Rules of the Exchange. Every Equity Trading Permit Holder must supervise persons associated with the Equity Trading Permit Holder as to assure compliance therewith.
(b) Supervisory System – Each Equity Trading Permit Holder for whom NYSE Arca is DEA must establish and maintain a system to supervise the activities of its associated persons and the operations of its business. Such system must be reasonably designed to ensure compliance with applicable federal securities laws and regulations and NYSE Arca Rules. Final responsibility for proper supervision will rest with the Equity Trading Permit Holder. The Equity Trading Permit Holder's supervisory system must provide, at a minimum, for the following:
    (1) The establishment and maintenance of written procedures as required by paragraph (c) of this Rule.
    (2) The designation of a person with authority to reasonably discharge his/her duties and obligations in connection with supervision and control of the activities of the associated persons of the Equity Trading Permit Holder.
    (3) The Equity Trading Permit Holder must undertake reasonable efforts to determine that all supervisory personnel are qualified by virtue of experience or training to carry out their assigned responsibilities.
    (4) Each Equity Trading Permit Holder must designate and specifically identify to NYSE Arca one or more persons who will be responsible for such supervision.
(c) Written Procedures – Each Equity Trading Permit Holder must establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations, and with NYSE Arca Rules.

Pursuant to this rule, WSPs should describe the following:
- Specific identification of the individual(s) responsible for supervision – either by name or by title and position.
- The supervisory steps and reviews to be taken by the appropriate supervisor – this process should identify any exception reports and/or other documents being reviewed and the substantive area being reviewed (e.g., limit order protection, trade reporting, etc.). If an ETP Holder employs automated systems as part of its supervisory system, those systems should also be generally described.
- The frequency of such reviews – this should be more specific than simply providing for "a review" or a "review from time to time." The frequency of reviews should be described (i.e., daily, weekly, monthly, quarterly, or annually).
- How reviews will be documented, for example, initialing order tickets or filling out review logs. The procedures should also provide for the documentation of steps taken as a result of supervisory reviews.

For Market Makers, the WSPs and supervisory systems of firms engaged in market making activities must address, at a minimum, trading practice rules (i.e., passive market making, firm quote rule compliance, limit order protection), trading systems, trade reporting, rules compliance and any other material aspect of the firm's market making business. WSPs should include the following subject areas:
- Size conventions
- Coordination of quotations, trades and trade reports
- Improper collaboration and coordination of Market Maker activities
- Failure to honor quotations
- Harassment
- Late and inaccurate trade reporting

ALL EQUITY TRADING PERMIT HOLDERS MUST KEEP ABREAST OF CHANGES IN LAWS, RULES AND REGULATIONS, MARKET PRACTICES AND INDICATED PATTERNS OF NON-COMPLIANCE AND MUST MODIFY THEIR SUPERVISORY PROCEDURES AND SYSTEMS AS NECESSARY.

SECTION 7 – INDIVIDUAL REGISTRATION

Provide the information requested below for each of the requested individuals associated with the Applicant Broker-Dealer. Pursuant to NYSE Arca Rule 11.18, all applicants must designate a Series 24 licensed principal. Applicants subject to Exchange Act Rule 15c3-1 are required to have a designated Series 27 licensed principal, pursuant to NYSE Arca Rule 4.5-E. Additionally, Authorized Traders for whom NYSE Arca will be the DEA are required to have successfully passed the Series 7 examination, pursuant to NYSE Arca Rule 2.5. Proof of examination requirements, fingerprint card submission, and Form U-4s should be submitted by the Applicant to Web CRD® for review by NYSE Arca.

DESIGNATED SERIES 24 LICENSED PRINCIPAL

Name: _____   CRD: _____

Phone: _____

Email: _____

DESIGNATED SERIES 27 LICENSED PRINCIPAL

Name: _____   CRD: _____

Phone: _____

Email: _____

SECTION 7 (CONTINUED) - KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will want to receive communications pertaining to our equities markets.

Chief Executive Officer ("CEO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Chief Financial Officer ("CFO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Chief Compliance Officer ("CCO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Chief Operations Officer ("COO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Head of Clearing

Name: _____ CRD: _____

Phone: _____

Email: _____

Head of Connectivity

Name: _____ CRD: _____

Phone: _____

Email: _____

Head of Trading

Name: _____ CRD: _____

Phone: _____

Email: _____

Associated Person of ETP Holder

Name of ETP Holder for purposes of voting as provided in NYSE Arca Rule 3.2. Please include sample signature.

Name: _____ Title: _____

Email: _____ CRD#: _____

Signature: _____

NYSE Arca Inc.

DEA Application Requirements

SECTION 8- DESIGNATED EXAMINING AUTHORITY (DEA) REQUIREMENTS
ITSFEA COMPLIANCE ACKNOWLEDGEMENT

This form should be completed by a Director, Officer, General Partner or Individual responsible for ensuring that the Broker-Dealer's ITSFEA Compliance Procedures are followed. In the future, this certification must be completed and filed with NYSE Arca along with the Broker-Dealer's year-end FOCUS Report (Form X-17A-5).

Broker-Dealer: _____

SEC #. _____

The undersigned states and certifies as follows:

It is understood that should any Director, Officer, General Partner or Associated Person (as defined in NYSE Arca Rule 1.1(d)) of the Broker-Dealer acquire material, non-public information concerning a corporation whose securities are publicly traded, it may be a violation of NYSE Arca Rules and Federal securities laws to misuse such information or trade any securities issued by the corporation, or any options or other derivative securities based thereon, while such information remains non-public.

It is further understood that should any Director, Officer, General Partner or Associated Person of the Broker-Dealer obtain material, non-public information concerning the market in a security or group of securities, it may be a violation of NYSE Arca Rules and Federal securities laws to make improper use of such information in connection with trading in the security, group of securities or any option or other derivative based thereon.

It is also understood that it may be a violation of NYSE Arca Rules and Federal securities laws to disclose to any other person or entity any non-public, material corporate or market information that may be acquired regarding a publicly traded security or group of securities.

Additionally, the Broker-Dealer represents that it has established written procedures reasonably designed to prevent misuse of material non-public information by the Broker-Dealer or by any of the Broker-Dealer's Directors, Officers, General Partners or Associated Persons, taking into consideration the nature of the Broker-Dealer's business.

The Individual(s) responsible for overseeing and supervising the specific element of the member firm or organization's ITSFEA Compliance procedures has reviewed (or supervised the review of) the Broker-Dealer's proprietary, error account(s), and any outside brokerage securities accounts of Directors, Officers, General Partners, and Associated Persons with the Broker-Dealer, in accordance with the specific provisions (including timing and type of review) detailed in and required by the firm's written ITSFEA compliance procedures.

Based upon the assessment of the adequacy of those procedures and of the authority and diligence of the person(s) carrying out those procedures (except as to any securities transactions involving the possible misuse of non-public information which already have been reported to NYSE Arca), there is no reasonable cause to believe that any Director, Officer, General Partner, or Associated Persons of the Broker-Dealer has misused, made improper use of, or disclosed material non-public information, or may otherwise be in violation of NYSE Arca Rule11.3

Accepted on behalf of ETP Holder:

_____   _____
Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor   Date

_____   _____
Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor   Title

NYSE Arca, Inc.

Application for Market Maker* Registration

*Includes Market Maker & Lead Market Maker

TABLE OF CONTENTS	

Application Process

Filing Requirements
Prior to submitting the <u>Application to become a Market Maker</u>, an applicant Broker-Dealer must have completed the Equity Trading Permit ("ETP") application. A firm will not be eligible for approval as a Market Maker until after their ETP application is approved.

Checklist
Applicant ETP must complete and submit all materials as required in this Application Checklist (page 4) to crs@nyse.com.

If you have questions regarding the application, you may direct them to NYSE Arca Client Relationship Services:
Email: crs@nyse.com; Phone: (212) 896-2830.

Application Process

- Following submission of the <u>Application for Market Maker Registration</u> and supporting documents, NYSE Arca will review the application for completeness, assess the firm's capital sufficiency, review registration and disclosure information for the Applicant and each listed Market Maker Authorized Trader, and review the Applicant's written supervisory procedures.

- Applicant ETP Broker-Dealers must designate within Section 1 whether they are applying as a Market Maker ETP ("METP"), and/or as a Lead Market Maker ETP ("LETP").

- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be reviewed by NYSE Arca for approval or disapproval.

- NYSE Arca will notify the applicant Broker-Dealer in writing of their decision.

- In the event an applicant Broker-Dealer is disapproved by NYSE Arca, the applicant Broker-Dealer has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of NYSE Arca Rule 10.14. A disapproved applicant desiring an opportunity to be heard shall file a written application with the Secretary of the Corporation within thirty (30) calendar days after such action has been taken.

Approved Lead Market Maker ETP Firms:

Approved LETP firms will receive all Green Sheet postings via e-mail and may apply to become the LMM in a particular security with NYSE Arca as its primary listing venue by completing the LMM Registration Application. Eligible LETP firms may be selected as the LMM for a particular security based on input by the listing company, or may be selected randomly from a list of LETPs who have submitted their LMM application for that security. LMM selection based on input by the listing company will require interviews between the LMM applicant(s) and the listing company.

APPLICATION CHECKLIST & FEES – NEW NYSE ARCA MARKET MAKER APPLICANTS

- ❑ Approved Equity Trading Permit ("ETP") application (or in process)
- ❑ Application for Market Maker Registration, Sections 1 through 6
- ❑ Form U4 and fingerprint cards for each Market Maker Authorized Trader listed in Section 3 are available on Web CRD®
- ❑ Proof of Passing Series 57 Test Score for each Market Maker Authorized Trader listed in Section 3; or
- ❑ Request for a Series 57 Waiver has been requested via WebCRD been granted by NYSE Arca.
- ❑ Market Maker Orientation Acknowledgement
  https://www.nyse.com/publicdocs/nyse/markets/liquidity-programs/arca_mm_orientation.pdf
- ❑ Copy of Applicant's Written Supervisory Procedures ("WSPs") for Market Making on NYSE Arca, LLC
- ❑ Financial Documentation
  - Four (4) Most Recent FOCUS Reports[1] and Most Recent Audited Financial Statements, if applicable
  - Most Recent Balance Sheet and Capital Computation
  - Six Month Profit/Loss Projection
  - Subordination Agreements, if applicable
- ❑ All examination reports and corresponding responses from the Applicant Broker-Dealer for the previous two (2) years
- ❑ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation
- ❑ Copy of Written Supervisory Procedures, Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

ADDITIONAL INFORMATION FOR BROKER-DEALERS REQUESTING TO BECOME A LEAD MARKET MAKER ETP ON NYSE ARCA

- ❑ NYSE Arca LMM Certification Test
  - Approved Lead Market Makers must confirm in writing that they have tested and are able to maintain continuous two-sided quotes.

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1 Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater**. If the Broker-Dealer has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

EXPLANATION OF TERMS & PROCESSES

For purposes of this application, the following terms shall have the following meanings:

Applicant Broker-Dealer – the Broker-Dealer applying as a registered Market Maker or amending this form to become a registered Market Maker.

Associated Person - a person who is a partner, officer, director, member of a LLC, trustee of a Business Trust, or employee of an ETP Holder or any person directly or indirectly controlling, controlled by or under common control with an ETP Holder.

Control – (as defined on Form-BD) the power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract or otherwise. Any person that (1) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that company.

Central Registration Depository System (Web CRD®) – A centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE Arca, Inc. is a participant of this system.

Designated Examining Authority (DEA) – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a Member or ETP Holder of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules. The SEC will make the DEA assignment based on the SRO examination program and the Broker-Dealer's primary business location.

Designated Market Maker ("DMM") – a registered Market Maker that participates in the Directed Order Process

Direct Owners/Executive Officers – refers to (1) a director, general partner or officer exercising executive responsibility (or having similar status or function); or (2) directly or indirectly has the right to vote 5% or more of a class of voting security or has the power to sell or direct the sale of 5% or more of a class of voting securities; (3) is entitled to receive 5% or more of the net profits; (4) in the case of a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution or have contributed, 5% or more of the capital; or (5) in the case of a LLC, those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and if managed by elected managers, all elected managers.

Financial Arrangement – (1) the direct financing of an ETP Holder's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

Lead Market Maker ("LMM") – a registered Market Maker that is the exclusive DMM in listings for which the Corporation is the primary market

Lead Market Maker ETP ("LETP") – an approved Market Maker with NYSE Arca, Inc. eligible to apply as an LMM

Market Maker – an ETP Holder approved by the Corporation to act as a Market Maker pursuant to NYSE Arca Rule 7.20-E

Market Maker Authorized Trader ("MMAT") – an authorized trader who performs market-making activities pursuant to NYSE Arca Equities Rule 7.21-E, on behalf of a Market Maker.

NYSE Arca, Inc. ("NYSE Arca" or the "Corporation") – a Delaware corporation as described in the Corporation's Certificate of Incorporation and Bylaws. NYSE Arca is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE Arca, Inc. is the Self-Regulatory Organization for NYSE Arca, LLC

NYSE Arca, LLC – The equities marketplace and a trading facility of NYSE Arca, Inc.

Self-Regulatory Organization (SRO) - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for conduct inconsistent with just and equitable principles of trade.

Symbols – refers to stock symbols that may be assigned to a MMAT. Symbols are assigned at the firm level and are traded by the MMATs. Symbols may be added or removed on a daily basis, based on requests emailed to Exchange Security Operations, operationsclearing@nyx.com, with said request. At this time, OTC symbols are not eligible for market making. Upon approval, by default, two test symbols (ZVV and M.TEST) will be assigned to the firm for testing purposed

SECTION 1 – ORGANIZATIONAL PROFILE

Date: _____ SEC #: _____ CRD #: _____

LEI #: _____ MPID: _____

☐ Application   ☐ Amendment

THE APPLICANT INTENDS TO REGISTER AS A(N) (Check all that apply):

☐ Market Maker (METP)   ☐ Lead Market Maker (LETP)

GENERAL INFORMATION

Name of Applicant ETP: _____

Business Address: _____

City: _____ State: _____ Zip Code: _____

Business Phone: _____ Fax: _____

Contact Name: _____ Title: _____

Phone: _____ Fax: _____

Email: _____

ETP APPROVAL STATUS

☐ Applicant organization is currently an approved Equity Trading Permit Holder with NYSE Arca *
   * All Market Maker Applicants must be approved ETP holders

NET CAPITAL

Amount: _____ As of Date: _____ Focus Report Line Item*: _____

*Submitting the firm's most recent Quarterly FOCUS report and highlighting the Net Capital is an alternative to completing this section.

Source of Net Capital (check all that apply):

☐ Long Proprietary Positions   ☐ Interest/Dividends/Commissions   ☐ Secured Demand Note   ☐ Cash

☐ Subordinated Loan   ☐ Clearing/Good Faith Deposits   ☐ Other _____

SECURITIES

List the number of securities for which your firm requests approval: _____

OTHER BUSINESS ACTIVITIES

Check all that apply:

☐ Investment Banking   ☐ Public Securities Business   ☐ Proprietary Trading

☐ Options Market Maker   ☐ Other_____

SECTION 2 – OTHER AFFILIATIONS

Is the Applicant a dealer/specialist or Market Maker on a registered national securities exchange(s) or association? If yes, please provide the relevant information below.

☐ Yes   ☐ No

Applicants who currently act as a Specialist on the New York Stock Exchange, LLC ("NYSE") are reminded of their requirements pursuant to NYSE Rules 36 and 98.

SRO: _____

Operating Capacity: _____

List Securities   _____   _____

          _____   _____

          _____   _____

          _____   _____

          _____   _____

          _____   _____

SRO: _____

Operating Capacity: _____

List Securities   _____   _____

          _____   _____

          _____   _____

          _____   _____

          _____   _____

          _____   _____

SRO: _____

Operating Capacity: _____

List Securities   _____   _____

          _____   _____

          _____   _____

          _____   _____

          _____   _____

          _____   _____

SECTION 3 – MARKET MAKER AUTHORIZED TRADER APPLICANT LIST

Ensure a Form U4 for each of the individuals identified below is available on Web CRD®. To be eligible for registration as a MMAT, as defined in NYSE Arca Rule 1.1(aa), a person must (i) have successfully completed the Securities Trader Qualification Examination (Series 57), (ii) complete the NYSE Arca Equities sponsored training and orientation program, and (iii) register each individual on Web CRD® in the appropriate NYSE Arca registration category (MT). The NYSE Arca Equities sponsored training and orientation program is available at:

https://www.nyse.com/publicdocs/nyse/markets/liquidity-programs/arca_mm_orientation.pdf

LEAD MARKET MAKER DESIGNEE (Required for Lead Market Maker ETP Applicants Only)

Full Name: _____   Date of Birth: _____

Street Address: _____   Suite/Floor: _____

City: _____   State: _____   Zip Code: _____

Phone Number: _____   Fax Number: _____

E-Mail Address: _____

Will this individual be registered as a Market Maker Authorized Trader:

☐ Yes (Please complete the information below)   ☐ No

CRD #: _____   Qualifying Exam: ☐ Yes ☐ No   NYSE Arca Orientation: ☐ Yes ☐ No

Employer Broker-Dealer: _____   Operating Capacity: _____

Employment Dates: _____   SRO Affiliation: _____

☐ Form U4, Proof of Series 57, and Fingerprint Card Information is current and accessible for this person on WebCRD®

MARKET MAKER AUTHORIZED TRADER

Full Name: _____   Date of Birth: _____

CRD #: _____   Qualifying Exam: ☐ Yes ☐ No   NYSE Arca Orientation: ☐ Yes ☐ No

Employer Broker-Dealer: _____   Employer CRD #: _____

☐ Form U4, Proof of Series 57, and Fingerprint Card Information is current and accessible for this person on WebCRD®

MARKET MAKER AUTHORIZED TRADER

Full Name: _____   Date of Birth: _____

CRD #: _____   Qualifying Exam: ☐ Yes ☐ No   NYSE Arca Orientation: ☐ Yes ☐ No

Employer Broker-Dealer: _____   Employer CRD #: _____

☐ Form U4, Proof of Series 57, and Fingerprint Card Information is current and accessible for this person on WebCRD®

PLEASE USE MULTIPLE COPIES OF THIS FORM TO LIST ADDITIONAL MARKET MAKER AUTHORIZED TRADERS

SECTION 4 – MARKET MAKER ORIENTATION ACKNOWLEDGEMENT

The firm acknowledges responsibility that each MMAT listed within this application or subsequently added in the future will review the entire Market Maker Orientation program offered on the NYSE Arca website:
https://www.nyse.com/publicdocs/nyse/markets/liquidity-programs/arca_mm_orientation.pdf

Complete review of the Market Maker Orientation program by each MMAT is a requirement of application approval.

The Applicant Broker-Dealer also acknowledges that failure by any MMAT to complete the orientation program prior to trading on NYSE Arca, LLC may result in disciplinary action against the Broker-Dealer and the MMAT.

_____
Applicant Broker-Dealer

_____   _____
Signature of Authorized Officer, Partner, Managing   Date
Member, or Sole Proprietor

_____   _____
Print Name   Title

SECTION 5 – REQUIRED INFORMATION & ACKNOWLEDGEMENT

The undersigned, applying for registration as a Market Maker*, accepts full responsibility for having knowledge of and adhering to all rules and regulations governing the equities trading facility of NYSE Arca, Inc.called NYSE Arca LLC. The undersigned acknowledges the following requirements:

1. **Minimum Net Capital Requirements**
    Note: the requirements in items 1(a) and (b) apply only to the registered Market Maker rather than to each MMAT individually.

    (a) **Market Makers Subject to the Aggregate Indebtedness Requirement**
    Maintain minimum net capital that is the greater of: (i) $100,000; (ii) $2,500 for each security that it is registered as a Market Maker (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each such security) based on the average number of securities that such Market Maker is registered during the 30 days immediately preceding the computation date; (iii) 6 2/3 percent of aggregate indebtedness; or (iv) the amount prescribed by SEC Rule 15c3-1.

    (b) **Market Makers Subject to the Alternative Net Capital Requirement**
    Maintain minimum net capital that is the greater of (i) $250,000; (ii) 2 percent of aggregate indebtedness; or (iii) the amount prescribed by SEC Rule 15c3-1.

2. Provide monthly financial statements consisting of FOCUS Form X-17A-5 to FINRA's Risk Oversight & Oper. Reg department for Market Maker capital compliance review.

3. Provide detailed financial reports and such other operational reports to FINRA's Risk Oversight & Oper. Reg department as it may require.

4. Disclose promptly any material change in financial or operational condition, or in personnel in accordance with the rules and procedures of NYSE Arca.

5. Establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations and NYSE Arca rules. Such written procedures shall at all times be available for inspection by NYSE Arca staff.

*Includes Market Maker and/or Lead Market Maker

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

Signature of Authorized Officer, Partner, Managing
Member, or Sole Proprietor

Date

Print Name

Title

NYSE Arca Retail Liquidity Provider (RLP) Application

Instructions: In order to ensure your Firm's participation in the NYSE Arca Retail Liquidity Provider ("RLP") program and to ensure that connectivity is established between NYSE Arca and your Firm, and that only employees of your Firm have access to NYSE Arca facilities and systems using your Firm's connection, the completion of this application is required prior to RLP approval.

See NYSE Arca Rule 7.44-E for a full definition of terms and requirements of the RLP program.

1. Customer Information

Name of Member Firm	
Business Address	
Business Contact Name	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

Is your firm currently an Approved Equity Trading Permit Holder and Market Maker? *NYSE Arca requires RLP applicants to be registered as Market Makers or Lead Market Makers.*	☐ Yes ☐ No
As a NYSE Arca Member Organization, do you currently have connectivity to route orders to the Exchange?	☐ Yes ☐ No
If you are using a Service Bureau (e.g., Order Management System "OMS") for NYSE Arca connectivity, please provide the name of the technology provider.	

Please provide the NYSE Arca Market Maker Authorized Trader IDs that will be used for the RLP program and corresponding symbols you would like assigned to each.* **Please Note:** Only one of your Firm's MM ID's can be designated as the RLP in a given symbol. However, your Firm can use different MM ID's for different symbols.

MM ID:_____ Symbols:_____

MM ID:_____ Symbols:_____

MM ID:_____ Symbols:_____

MM ID:_____ Symbols:_____

* If necessary, applicants may attach a list of MMIDs that will be used for the RLP program and corresponding symbols you would like assigned to each

Please describe the current business structure of the division within your Firm that will become an RLP.

Please attach documentation that will demonstrate your Firm's ability to meet the requirements of an RLP pursuant to NYSE Arca Rule 7.44-E.

Name (Printed)	
Name (Signature)	
Title	
Date	

Please return to Client Relationship Services at crs@nyse.com.

NYSE Arca, Inc. - Retail Member Organization Application

Instructions: The completion of this application is required in order for your Firm to participate in the NYSE Arca Retail Liquidity Program ("RLP") as a Retail Member Organization ("RMO"), to establish connectivity between NYSE Arca and your Firm, and to ensure that only employees of your Firm have access to NYSE Arca facilities and systems using your Firm's connection. To qualify as an RMO, an ETP Holder must conduct a retail business or route retail orders on behalf of another broker-dealer. For purposes of this program, conducting a retail business includes carrying retail customer accounts on a fully disclosed basis.

A "Retail Order" is an agency order that originates from a natural person and is submitted to NYSE Arca by an RMO, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology.

Please note: If an RMO uses an algorithm to determine to send an existing Retail Order into the NYSE Arca RLP program, such order is acceptable to the program and is not deemed to have originated from a trading algorithm strictly as a result of the brokerage firm's algorithm, provided that the RMO assures that the Retail Order meets the underlying rule requirements, including that the routing algorithm does not change the terms of the order with respect to price or side of the market. Additionally, the Retail Order provision preventing changes to the terms of the order (e.g. price or side) is not meant to prevent an RMO from ensuring a better execution experience for the retail customer, such as by adding a limit to a Retail Order.

An RMO may submit Retail Orders in a riskless principal capacity as well as an agency capacity, provided that (i) the entry of such riskless principal orders meets the requirements of FINRA Rule 5320.03, including that the RMO maintains supervisory systems to reconstruct, in a time-sequenced manner, all Retail Orders are entered on a riskless principal basis; and (ii) the RMO does not include non-retail orders together with the Retail Orders as part of the riskless principal transaction.

See NYSE Arca Rule 7.44-E for a full definition of terms and requirements of the RLP program.

1. Customer Information

Name of Member Firm ("Applicant")	
Business Address	
Business Contact Name	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

Does your firm currently send orders to the Exchange using multiple MPIDs?	☐ Yes ☐ No
Please identify all MPIDs that will be used to submit Retail Orders.	
As an NYSE Arca Member Organization, do you currently have connectivity to the Exchange?	☐ Yes ☐ No
Is this connection utilized for order routing, receiving market data or both?	☐ Order Routing ☐ Receiving market data ☐ Both
Is this connection enabled to designate Retail Orders by entering the value "RET" in Fix Tag 57, or the Binary field: SenderSubID.	☐ Yes
If you are using a Service Bureau (e.g., Order Management System "OMS") for NYSE Arca connectivity, please provide the name of the technology provider.	
If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm will be required to execute a separate document with this firm or firms. That document should be kept for your files, and is not required to be submitted to the NYSE Arca exchange unless requested.	

Please describe the current business structure of the division within your Firm that qualifies you as an RMO.

Please provide supporting documentation sufficient to demonstrate the retail nature and characteristics of your order flow. For example, please provide sample marketing literature, website screenshots, and other publicly disclosed materials describing the retail nature of your order flow, and such other documentation and information as the Exchange may require to obtain reasonable assurance that the applicant's order flow would meet the requirements of the Retail Order definition.

3. RMO Supervisory Requirements

By executing this Application, the Applicant attests that substantially all orders submitted by the Applicant as a Retail Order would meet the qualifications for such orders under NYSE Arca Rule 7.44-E. Applicant further attests that it has in place Written Supervisory Procedures (WSPs) pursuant to Rule 7.44-E (b)(6).

Such WSPs require Applicant to:

(i)   exercise due diligence before entering a Retail Order to assure that entry as a Retail Order is in compliance with the requirements of this Rule, and

(ii)   monitor whether orders entered as Retail Orders meet the applicable requirements. If an RMO represents Retail Orders from another broker-dealer customer, the RMO's supervisory procedures must be reasonably designed to assure that the orders it receives from such broker-dealer customer that it designates as Retail Orders meet the definition of a Retail Order.

The Applicant must:

(i)   obtain an annual written representation, in a form acceptable to the Exchange, from each broker-dealer customer that sends it orders to be designated as Retail Orders that entry of such orders as Retail Orders will be in compliance with the requirements of this Rule; and

(ii)   monitor whether its broker-dealer customer's Retail Order flow meets the applicable requirements.

Name (Printed)	
Name (Signature)	
Title	
Date	

Please return to Client Relationship Services at crs@nyse.com*.*

March 2018

NYSE Arca Equities Retail Order Tier Form

Instructions: This form is to be completed by NYSE Arca, Inc. (the "Exchange") ETP Holders who would like to participate in the Retail Order Tier.

A "Retail Order" is an agency order <u>or a riskless principal order that meets the criteria of FINRA Rule 5320.03</u> that originates from a natural person and is submitted to the Exchange by an ETP Holder, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology. <u>The term "natural persons" refers to the origination of the order from a request made by a human as opposed to the generation of an order by a computer algorithm. An order from a "natural person" can include orders on behalf of accounts that are held in a corporate legal form, such as an Individual Retirement Account, Corporation, or a Limited Liability Corporation that has been established for the benefit of an individual or group of related family members, provided that the order is submitted by an individual.</u>

Please note: If an NYSE Arca ETP Holder uses an algorithm to determine to send an existing Retail Order into the NYSE Arca Equities Retail Order Tier program, such order is eligible for the Retail Order Tier and is not deemed to have originated from a trading algorithm strictly as a result of the brokerage firm's algorithm, provided that the NYSE Arca ETP Holder assures that the Retail Order meets the underlying requirements, including that the routing algorithm does not change the terms of the order with respect to price or side of the market. Additionally, the Retail Order provision preventing changes to the terms of the order (e.g. price or side) is not meant to prevent an NYSE Arca ETP Holder from ensuring a better execution experience for the retail customer, such as by adding a limit to a Retail Order.

An NYSE Arca ETP Holder may submit Retail Orders in a riskless principal capacity, as well as an agency capacity, provided that the member (1) submits a report, contemporaneously with the execution of the facilitated order, identifying the trade as riskless principal to FINRA (or another self-regulatory organization if not required under FINRA rules); and (2) has written policies and procedures to ensure that riskless principal transactions for which the member is relying on this exception comply with applicable FINRA rules.

1. Customer Information

Name of NYSE Arca ETP Holder	
Web CRD Number	
Business Contact Name	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

As an NYSE Arca ETP Member Organization, do you currently have connectivity to the Exchange?	☐ Yes ☐ No
Is this connection utilized for order routing, receiving market data or both?	☐ Order Routing ☐ Receiving Market Data ☐ Both
ETP Holder may designate Retail Orders by entering the value "RET" in Fix Tag 57, or the Binary field: SenderSubID	
If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm will be required to execute a separate document with this firm or firms. We have a Broker Dealer Customer Form that we can provide for your convenience.	

3. Retail Order Tier Supervisory Requirements

By executing this Application, the Applicant attests that substantially all orders submitted to NYSE Arca by the Applicant via Retail Order Ports or tagged as "Retail Orders" in the order entry message are Retail Orders and would meet the qualifications for such orders under the Retail Order Tier. An ETP Holder would be required to designate its Retail Order Ports, including adding new Retail Order Ports or removing existing Retail Order Ports that would no longer be used to submit Retail Orders, no later than the fifth trading day of the month in which the desired change is to become effective.

Applicant further attests that it has in place Written Supervisory Procedures (WSPs). Such WSPs require Applicant to:

(i) exercise due diligence before entering a Retail Order to assure that entry as a Retail Order is in compliance with the requirements specified by the Exchange, including that the Applicant maintain adequate substantiation that substantially all orders sent to the Exchange as Retail Orders meet the definition and that those orders not meeting the definition are agency orders that cannot be segregated from Retail Orders due to system limitations and are de minimis in terms of the overall number of Retail Orders submitted and (ii) monitor whether orders entered as Retail Orders meet the applicable requirements.

In addition, if Applicant represents Retail Orders from another broker-dealer customer, Applicant's WSPs must be reasonably designed to assure that the orders it receives from such broker-dealer customer that it designates as Retail Orders meet the definition of a Retail Order.

The Applicant must (i) obtain an annual written representation, in a form acceptable to the Exchange, from each broker-dealer customer that sends it orders to be designated as Retail Orders that entry of such orders as Retail Orders will be in compliance with the requirements specified by the Exchange; and (ii) monitor whether its broker-dealer customer's Retail Order flow meets the applicable requirements.

Authorized Signature:	
Print Name:	
Title:	
Date:	

Please return to Client Relationship Services at crs@nyse.com.

Enrollment Form for ETF Liquidity Provider Program (ELP) on NYSE Arca

Equity Trading Permit ("ETP") Holders of NYSE Arca, Inc. ("NYSE Arca") are eligible to participate in the ETF Liquidity Provider Program (ELP) in less-active ETFs listed on NYSE Arca by completing this enrollment form. ETP Holders are required to select a designated Equity Trading Permit ID ("ETPID") on UGW and/or Market Participant ID (MPID) on NGW to track enrollment requirements. Capitalized terms used in this enrollment form (but not defined here) are defined in the NYSE Master User Agreement.

General Information

Firm Name: _____

Business Address: _____

City: _____ State: _____ Zip: _____

Business Phone: _____ CRD #: _____ ETPID/ MPID: _____

ELP Firm Performance Report

As an ELP participant, the above firm will receive a daily report of their performance in the ELP eligible symbols. Please indicate an email address below for report receipt:

Email: _____

Authorization and Acceptance

The ETP Holder, by its duly authorized officer identified below, certifies the information on this form is accurate. ETP Holders are required to update promptly any information on the form if it becomes inaccurate. By signing this form, the ETP Holder agrees that NYSE Arca can publicly identify the enrollee as a liquidity provider in the ELP program and provide the enrollee's name and its quoting performance in the security(ies) in which it has qualified as a liquidity provider under the ELP program to the issuer of the security(ies). The ETP Holder acknowledges that completion of this form by itself will not result in any credits and that credits will be determined solely by NYSE Arca in accordance with the requirements of the Rules of NYSE Arca.

Signature of Authorized Officer: _____

Name: _____

Title: _____

Phone: _____

Email Address: _____

Date: _____

Completed application and revisions should be returned via email to crs@nyse.com.

Approved Person ("AP") Form

NYSE Arca, Inc. ("the Exchange")

This Form is to be completed by persons required to be AP with the Exchange and for whom the required disclosure information is not available on Web CRD®.

Instructions

Prior to completing this form, the persons seeking AP status ("the Applicant") should be familiar with the rules of the Exchange, particularly those relating to "Approved Persons," including but not limited to Exchange Rule 1.1(c), 2.4, and 2.14

- A copy of the completed Form must be retained by the Applicant and the member organization with which the Applicant is or will be associated ("Member Organization").
- To the extent necessary, provide additional information via a separate attachment referencing the section and question to which the additional information applies.
- The list of APs must be kept up-to-date with the Exchange and FINRA.
    - A new AP Form should be completed upon the occurrence of a change (e.g., a change in ownership, a new AP)
    - The elimination of an existing AP should be provided to the Exchange and FINRA in writing (email is acceptable)
    - Notification of changes should be provided to the Exchange (crs@nyse.com) and FINRA (Q&RNY@finra.org) within 30 days

For Applicants associated with firms seeking NYSE Arca membership, please email a signed and completed copy of the AP Form to Client Relationship Services ("CRS") at crs@nyse.com.

Section I

1. Full Name of the Applicant: _____

2. Full name and Web CRD # of the Member Organization with which the Applicant is or will be associated:

    Member Organization:_____

    Web CRD#: _____

    AP Status is requested pursuant to the rules of the Exchange because the Applicant is not an Equity Trading Permit Holder ("ETP")/Options Trading Permit Holder ("OTP"), nor an employee of a ETP/OTP Firm, and who:

3.
    ☐ is a director of an ETP/OTP Firm
    ☐ *controls* an ETP/OTP Firm
    ☐ beneficially owns, directly or indirectly, 5% or more of the outstanding equity securities of an ETP/OTP Firm
    ☐ has contributed 5% or more of the partnership capital

4. Is the applicant subject to a *Statutory Disqualification* – as the term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934?

    ☐ Yes
    ☐ No

    If an Applicant or any person associated with the Applicant, subsequently become subject to a *Statutory Disqualification* after initial approval, this information must promptly be communicated to the Exchange by sending notification to FINRA at disclosurerevieworg@finra.org.

Section II

1. Address of Applicant's principal place of business (complete address of actual location):

    _____

2. Date and place of incorporation or jurisdiction under the laws of which Applicant was formed:

    _____

3. Indicate whether the Applicant has operated under any other names and identify all such names:

    _____

Section III

By signing below, the Applicant represents and acknowledges the following:

The Applicant is not relying upon the Exchange to provide any information concerning or relating to the Member Organization and agrees that the Exchange has no responsibility to disclose to the Applicant any information concerning or relating to the Member Organization that it may have now or obtain at any future time. The Applicant agrees for itself, its personal representatives, successors and assigns that neither the Exchange, nor any investor, officer, trustee, agent, nor employee of said Exchange shall be liable to the Applicant with respect to the Applicant's investment or interest in the Member Organization or with respect to any repayment of any such investment or interest.

It is understood that the statements made in connection with this Form will be relied upon by the Exchange and may be verified by investigation. The Applicant declares that all such statements are true, complete, current and accurate. It is also recognized that the Exchange reserves the right to request additional information.

The Applicant undertakes and agrees to subject itself to the jurisdiction of the Exchange and to abide by such provisions of the Rules of the Exchange as would at any time apply to an "Approved Person" as such term is defined in Exchange Rule 1.1(c).
The Applicant hereby agrees to comply with the relevant provisions of the Securities Exchange Act of 1934, as amended, and the Rules and Regulations thereunder, and to furnish said Exchange with such information with respect to the Applicant's relationship and dealings with its affiliated member organization as the Exchange may require, to supply the Exchange with information relating to the existence of any "statutory disqualification" (as such term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended) to which the Applicant or any person associated therewith may be subject, to permit examination by the Exchange or its designee of Applicant's books and records in order to verify the accuracy of the aforesaid information, and to subject itself to and abide by the Exchange' disciplinary authority.

Applicant represents that except as is specifically indicated on this form or any supplement thereto, neither it nor any person associated therewith is subject to a statutory disqualification. (See Section 3(a)(39) of the Securities Exchange Act of 1934, as amended).

Applicant covenants and agrees that the foregoing statements, warranties, representations and undertakings will continue to apply with full force and effect notwithstanding that the Member Organization may have changed its name or form of organization, or legal status (but has retained its same SEC Broker Dealer number) unless Applicant shall have otherwise notified the Exchange, in writing.

Signature: _____   Date: _____

      (A Duly Authorized Executive Officer, Senior Partner, Managing Member or
      equivalent of the Applicant)

Printed Name: _____

Title: _____

NYSE Arca Options

Lead Market Maker Application

EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Applicant – the Broker-Dealer applying as a registered Lead Market Maker or amending this form to become a registered Lead Market Maker.

Appointment - on a form or forms prescribed by the Exchange, a registered Market Maker must apply for a Primary Appointment, having the obligations hereunder, and of Exchange Rule 6.37-O, in one or more option classes.

Associated Person - a person who is a partner, officer, director, member of a LLC, trustee of a Business Trust, or employee of an Options Trading Permit ("OTP") Firm or any person directly or indirectly controlling, controlled by or under common control with an OTP Firm.

Control – as defined on Form-BD, the power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract or otherwise. Any person that (1) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that company.

Central Registration Depository System ("Web CRD®") – a centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE Arca, Inc. is a participant of this system.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a Member or OTP Firm of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules. The SEC will make the DEA assignment based on the SRO examination program and the Broker-Dealer's primary business location.

Direct Owners/Executive Officers – refers to (1) a director, general partner or officer exercising executive responsibility (or having similar status or function); or (2) directly or indirectly has the right to vote 5% or more of a class of voting security or has the power to sell or direct the sale of 5% or more of a class of voting securities; (3) is entitled to receive 5% or more of the net profits; (4) in the case of a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution or have contributed, 5% or more of the capital; or (5) in the case of a LLC, those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and if managed by elected managers, all elected managers.

Eligible Issues – an LMM may be allocated any one or more of the options issues opened for trading at the Exchange.

Financial Arrangement – (1) the direct financing of an OTP Firm's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

Lead Market Maker ("LMM") – an individual or entity that has been deemed qualified by the Exchange for the purpose of making transactions on the Exchange in accordance with the provisions of Exchange Rule 6.82-O. Each LMM or nominee thereof must be registered with the Exchange as a Market Maker. Any OTP Holder or OTP Firm registered as a Market Maker with the Exchange is eligible to be qualified as an LMM.

Lead Market Maker OTP – an approved Lead Market Maker with the Exchange eligible to act as an LMM in options classes.

Market Maker ("MM") – an OTP Holder approved by the Corporation to act as a Market Maker pursuant to Exchange Rule 6-O.

Market Maker Authorized Trader ("MMAT") – an authorized individual who performs market-making activities pursuant to Exchange Rule 6-O, on behalf of a OTP Firm or OTP Holder registered as a Market Maker or Lead Market Maker.

NYSE Arca, Inc. ("NYSE Arca" or the "Exchange") – a Delaware corporation as described in the company's Certificate of Incorporation and Bylaws. NYSE Arca is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended.

Quotations – OTP Holders who are registered as Lead Market Makers are required by Exchange Rule 6.37-O and 6.82-O to generate and automatically update two-sided market quotations throughout the trading day in each of their appointed series for 90% of the time the Exchange is open for trading in each series.

Self-Regulatory Organization ("SRO") - each national securities exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for conduct inconsistent with just and equitable principles of trade.

APPLICATION PROCESS

<u>Filing Requirements:</u>
Prior to submitting the <u>Application to become a Lead Market Maker</u>, an applicant must have completed the Options Trading Permit ("OTP") application, identifying "Market Maker" as a business to be conducted on the Exchange.
<u>Checklist:</u>
Applicant must complete and submit all materials as required in the Application Checklist (page 3) to crs@nyse.com.

If you have questions regarding the application, you may direct them to Client Relationship Services ("CRS"):
Email: crs@nyse.com ; Phone: 212-896-2830, Option 5.

<u>Application Process:</u>
- Following submission of the <u>Lead Market Maker Application</u>, and supporting documents, the Exchange will review the application for completeness prior to submission to FINRA for review.

- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant has an associated person(s) with a possible statutory disqualification, the Exchange or FINRA on behalf of the Exchange, will contact the representative of the Applicant to discuss the statutory disqualification process.

- If it appears that the Applicant has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant will be contacted by the Exchange or FINRA on behalf of the Exchange for further information.

- The Exchange will notify the Applicant in writing of their decision.

- In the event an applicant Broker-Dealer is disapproved by the Exchange, the Applicant has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of the rules of the Exchange. A disapproved applicant desiring an opportunity to be heard shall file a written application with the Secretary of the Corporation within thirty (30) calendar days after such action has been taken.

APPLICATION CHECKLIST
CHECKLIST FOR BROKER-DEALERS TO BECOME A LEAD MARKET MAKER
❑ Approved OTP Application
❑ Application for LMM, (all Sections)
❑ Copy of the Applicant's Written Supervisory Procedures ("WSPs")
❑ Financial Documentation • Four (4) Most Recent FOCUS Reports[1] and the Most Recent Audited Financial Statements, if applicable • Most Recent Balance Sheet and Capital Computation • Six Month Profit/Loss Projection • Subordination Agreements, if applicable[2]
❑ Organization Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation
❑ All examination reports and corresponding responses from the Applicant for the previous two (2) years

---

[1] Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater**. If the Applicant has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicants that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.
[2] Required for NYSE Arca-DEA Broker-Dealers only

SECTION 1 – ORGANIZATIONAL PROFILE

Date: _____ SEC #: _____ CRD #: _____ LEI #: _____

☐ Application   ☐ Amendment

GENERAL INFORMATION

Name of Applicant OTP Firm: _____

Business Address: _____

City: _____ State: _____ Zip Code: _____

Business Phone: _____   _____

Contact Name: _____ Title: _____

Phone: _____ Email: _____

OTP APPROVAL STATUS

☐ Applicant OTP Firm is currently an approved Options Trading Permit Holder and Market Maker with the Exchange. *

* All LMM applicants must be approved OTP Holders and Market Makers with the Exchange.

NET CAPITAL

Amount: _____ As Of Date _____ FOCUS Report Line Item* _____

Source of Net Capital (check all that apply):

☐ Long Proprietary Positions   ☐ Interest/Dividends/Commissions   ☐ Secured Demand Note

☐ Cash   ☐ Subordinated Loan   ☐ Clearing / Good Fait Deposits

☐ Other _____

*Submitting the firm's most recent Quarterly FOCUS report and highlighting the Net Capital is an alternative to completing this section

SECURITIES

Estimate the number of issues in which the Applicant intends to become registered as a LMM: _____

OTHER BUSINESS ACTIVITIES

Check all that apply:

☐ Investment Banking   ☐ Public Securities Business

☐ Proprietary Trading   ☐ Equities Market Maker

☐ Other _____

SECTION 2 – INFORMATION FOR LMMs

LMMs are subject to all applicable State and Federal Laws, and the rules promulgated thereunder, as well as the Rules of the Exchange. To ensure compliance, please consult your compliance department and/or legal counsel to determine the rules that are applicable, including, but not limited to, those referenced below. In particular, you should determine whether Exchange Rule 6.82-O applies to your firm, including reporting requirements.

Exchange Rule 6.82(b)-O: Qualification of LMMs

(1) Qualification of LMMs. The qualification of LMMs shall be conducted by the Exchange. The LMM Qualification Process is as follows:

(A) Applications for qualification as an LMM shall be general and shall not specify a particular option issue or issues. Applicants for qualification as an LMM may present any matter they wish the Exchange to consider in conjunction with its decision. The Exchange may require that presentation to be solely or partially in writing, and may require the submission of additional information from an Applicant or any person associated with an Applicant.

(B) The Exchange may also specify one or more conditions on the applicant in respect to any representations made in the application process, including but not limited to representations regarding capital operations, personnel or technical resources.

Exchange Rule 6.82-O(c): Obligations of LMMs

Each LMM must meet the following obligations:

(1) Assure that disseminated market quotations are accurate;

(2) Honor guaranteed markets, including markets required by Exchange Rule 6.86-O and any better markets pledged during the allocation process;

(3) Generate and automatically update two-sided market quotations with size in all appointed series in accordance with Rule 6.37B (b)-O through the LMMs own proprietary auto quoting system;

(4) Fulfill general Market Maker obligations under Exchange Rule 6.37-O and 6.37A-O;

(5) Be accessible throughout every business day. An LMM shall promptly notify a Trading Official if such LMM shall not be accessible at any time during the day. The Exchange may designate an approved LMM to act as a back-up LMM in the event such appointed LMM is not accessible;

(6) With respect to trading as a Market Maker, effect trades that have a high degree of correlation with the overall pattern of trading for each series in the option issues involved;

(7) Reserved

(8) Reserved

(9) Promote the Exchange as a marketplace by assisting in meeting and educating market participants and taking the time for travel related thereto;

(10) Maintain communications with member firms in order to respond to suggestions and complaints;

(11) Respond to competition by offering competitive markets and competitively-priced services;

(12) Maintain a cash or liquid asset position of at least $1,000,000. In the event that two or more LMMs are associated with each other and deal for the same LMM account, this requirement will apply to such LMMs collectively, rather than to each LMM individually;

(13) Fully satisfy conditions of appointments pursuant to Subsection (b)(1)(B) of this Rule;

(14) Promptly inform the Exchange of any material change in financial or operational condition or in personnel.

SECTION 3 – REQUIRED INFORMATION & AKNOWLEDGEMENT

The undersigned Applicant, applying for registration as a LMM, accepts full responsibility for having knowledge of and adhering to all applicable rules and regulations governing the trading facility of the Exchange, including its subsidiaries and affiliates. The undersigned acknowledges the following requirements:

1. Maintain the net capital requirements as prescribed by Exchange Rule 4-O and SEC Rule 15c3-1, whichever is greater. The net capital requirements apply only to the registered LMM firm rather than to each MMAT individually.

2. Maintain a cash or liquid asset position of at least $1,000,000. In the event that two or more LMMs are associated with each other and deal for the same LMM account, this requirement will apply to such LMMs collectively, rather than to each LMM individually.

3. The LMM's OTP Clearing Firm will provide daily equity information to FINRA, acting as agent for the Exchange, for LMM cash or liquid asset position review.

4. Provide monthly financial statements consisting of FOCUS Form X-17A-5 to FINRA, acting as agent for the Exchange, for Market Maker capital compliance review.

5. Provide detailed financial reports and such other operational reports to the Exchange or FINRA, acting as agent for the Exchange as may be required.

6. Disclose promptly any material change in financial or operational condition, or in personnel in accordance with the rules and procedures of the Exchange.

7. Establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations and the rules of the Exchange. Such written procedures shall at all times be available for inspection by staff or agents of the Exchange

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

Authorized signatory for OTP Firm	Date
Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Title

AUTHORIZED ACKNOWLEDGEMENT OF THE APPLICANT'S CLEARING FIRM

Authorized signatory for OTP Clearing Firm	Date
Print Name	Title
OTP Clearing Firm	Clearing No.

NYSE Arca Options
Floor Broker's Letter of Authorization

This Letter of Authorization is made as of _____, 20_____ by _____ the Options Trading Permit ("OTP")Clearing Firm in respect of _____ the OTP Firm on behalf of _____ the Floor Broker

WHEREAS Floor Broker is an OTP Holder of NYSE Arca ("the Exchange") and nominee of an OTP Firm;

WHEREAS OTP Clearing Firm is an OTP Firm of the Exchange and member of Options Clearing Corporation ("OCC"); and

WHEREAS Floor Broker is registered with the Exchange as a Floor Broker pursuant to Exchange Rule 6.44-O, and Floor Broker desires that options transactions effected by it on the Exchange be cleared through the OCC by OTP Clearing Firm; and

WHEREAS OTP Firm has requested OTP Clearing Firm to issue a Letter of Authorization for Floor Broker.

NOW, THEREFORE, in consideration of the premises and the agreements hereinafter set forth, the OTP Clearing Firm hereby agrees, for the benefit of the OCC and the Exchange, and their respective members, that OTP Clearing Firm shall accept full financial responsibility when the name of OTP Clearing Firm is given up:

- ☐ For the clearance of all Exchange options transactions by Floor Broker*
- ☐ For the clearance of all Exchange Flex Options transactions made by Floor Broker*

Check all that apply.

This Letter of Authorization shall remain in effect until a written notice or revocation has been filed with the Exchange. If such written notice has not been posted for a least one hour prior to the opening of trading on a particular business day on the options floor of the Exchange, such revocation shall not become effective until the close of trading on such day. A revocation shall not relieve OTP Clearing Firm of responsibility for transactions guaranteed prior to the effective time of such revocation.

Executed counterparts of this Letter of Authorization shall be filed with the Exchange. This agreement may not be revoked or terminated except as stated above, and this agreement shall not be modified or amended by any other instrument (whether heretofore or hereinafter executed) unless the approval of the Exchange is noted thereon.

WITNESS the due execution of the Letter of Authorization as of the day and year above written.

_____
Print Name of Authorized Signatory of
OTP Firm

_____
Print Name of OTP Clearing Firm

_____
Authorized Signatory of
OTP Firm

_____
Print Name of Authorized Signatory of OTP
Clearing Firm

_____
Authorized Signatory of OTP Clearing
Firm

NYSE Arca Options

MARKET MAKER LETTER OF GUARANTEE

Pursuant to NYSE Arca Options ("the Exchange") Rule 6-O and 5.32-O

Dear Market Maker:

You have represented to the undersigned Options Trading Permit ("OTP") Clearing Firm, a member of the Options Clearing Corporation ("OCC"), that you are a registered market maker pursuant to Exchange Rule 6.33-O. You have requested the undersigned OTP Clearing Firm to issue a Letter of Guarantee for you in order to enable you to meet the requirements of Exchange Rule 6.36-O.

In response to your request, the undersigned OTP Clearing Firm hereby agrees to accept full financial responsibility:

☐ For all Exchange options transactions [as defined in Exchange Rule 6.1-O(b)(6)] made by you*

☐ For all Flex Options transactions [as defined in Exchange Rule 5.32-O made by you*

Check all that apply.

This letter shall be deemed to be a Letter of Guarantee pursuant to Exchange Rule 6.36-O and may be relied upon by the Exchange, the OCC and their respective members. This Letter of Guarantee shall be subject to the Exchange Rules as amended from time to time, and shall remain in effect until revoked.

Accepted and agreed to this _____ day of _____, 20 ___.

OTP Clearing Firm Name	OTP Firm Name
OTP Clearing Firm Representative (Please Print)	Market Maker (Please Print)
Authorized Signature of OTP Clearing Firm	Authorized Signature of Market Maker

OTP Clearing Firm authorization for electronic collection of Exchange invoices

Name on OCC Account _____

OCC Account Number_____

NYSE Arca Options

TERMINATION OF MARKET MAKER

To: NYSE Options Client Relationship Services Department ("CRS")

From: _____ _____

          Options Trading Permit ("OTP") Clearing Firm

Date of termination: _____ (Close of Business)

☐   Temporary Termination

        – Date of Return: _____

☐   Permanent Termination

Market Maker: _____   Acronym(s): _____

OTP Firm:_____

The OTP Clearing Firm will continue to accept full financial responsibility for all Exchange options transactions (as defined by Exchange rules) made in the account of the above-specified Market Maker, until such time as all positions in the account have been liquidated and a Letter of Guarantee Revocation has been issued and accepted by the Exchange.

_____   _____

Authorized Signature
OTP Clearing Firm   Date

_____   _____

Print Name   Title

OTP Firm must notify the Exchange no later than one (1) business day in advance of the proposed temporary termination date. A temporary termination cannot exceed 180 days.

Trade activity in a market maker account that is subject to a Temporary Termination must be limited to "closing only" transactions. Closing only shall generally mean submission of orders for the purpose of closing positions or reducing risk. Trade activity in terminated accounts may be subject to regulatory review.

A Letter of Guarantee Revocation is required to be filed with CRS after all accounts have cleared.

NYSE Arca Options
Floor Broker Letter of Authorization
For FLEX Equity Options

This Letter of Authorization is made as of _____ , 20 _____

by _____ "Clearing Member"

In respect of _____ "Floor Broker"

      WHEREAS Floor Broker is an OTP Holder of NYSE Arca ("Exchange"), and Clearing Member is an OTP Firm of the Exchange and a member of the Options Clearing ("Clearing Corporation"); and

      WHEREAS Floor Broker is registered with the Exchange as a Floor Broker pursuant to NYSE Arca Rule 6.44, and Floor Broker desires that options transactions effected by it on the Exchange be cleared through the Clearing Corporation by Clearing Member, and

      WHEREAS Floor Broker has requested Clearing Member to issue a Letter of Authorization for Floor Broker;

      NOW, THEREFORE, in consideration of the premises and the agreements hereinafter set forth, and in order to induce the Exchange to approve Clearing Member's issuance of a Letter of Authorization to Floor Broker, the Clearing Member hereby agrees, for the benefit of Clearing Corporation and the Exchange, and their respective members, that Clearing Member shall accept full financial responsibility for the clearance of the Exchange options transactions in FLEX Equity Options (as defined in NYSE Arca Rule 6.1(b)(6) and 5.32) made by Floor Broker when the name of Clearing Member is given up.

      This Letter of Authorization shall remain in effect until a written notice or revocation has been filed with the Exchange and has been posted on the bulletin board of the Options Trading Floor of the Exchange. If such written notice has not been posted for a least one hour prior to the opening of trading on a particular business day on the options floor of the Exchange, such revocation shall not become effective until the close of trading on such day. A revocation shall not relieve Clearing Member of responsibility for transactions guaranteed prior to the effective time of such revocation.

      Executed counterparts of this Letter of Authorization shall be filed with the Exchange. This agreement may not be revoked or terminated except as stated above, and this agreement shall not be modified or amended by any other instrument (whether heretofore or hereinafter executed) unless the approval of the Exchange is noted thereon.

      WITNESS the due execution of the Letter of Authorization as of the day first above written.

_____   _____
Print name of Floor Broker   Print name of Clearing Member

_____   _____
Authorized Signature of Floor Broker   Authorized Signature of Clearing Member

_____   _____
Symbol   Title

Revised May 2012

OTP Request Form

This form should be used to request an Options Trading Permit ("OTP") and to assign that OTP to a nominee of an OTP Firm. This form designates an OTP Firm's nominee as an OTP Holder on behalf of that firm, and must be executed prior to the commencement of trading of that nominee. This form must be approved by NYSE Arca ("the Exchange"). A separate form must be executed for each OTP Holder.

Please issue _____ **("OTP Firm")**
(*name of OTP Firm*)

_____ **OTP(s), effective** _____ **(open of business).**
(*number of OTPs being requested*)   (*effective date*)

(This)/(these) OTP(s) will be held in the name of

_____ **("OTP Holder"), hereby established as an OTP Holder, until further notice.**
     (*name*)

☐ (This is a) / (these are) new or additional OTP(s) of the OTP Firm
☐ (This is an) / (these are) existing OTP(s) of the OTP Firm; this form is being executed to assign said OTP(s) to the above referenced OTP Holder.

Type of Business activity to be conducted with this/these OTP(s):

☐ Lead Market Maker (LMM)   ☐ Remote Market Maker (RMM)   ☐   Floor Market Maker (FMM)

☐ Clearing Services   ☐ Order Sending

☐ Floor Broker (FB)

The OTP Firm acknowledges that it will be held liable for all Exchange obligations, including all obligations arising in connection with transactions effected on the Exchange, all obligations owed to the Exchange or any subsidiary of NYSE Arca, the payment of all Exchange fees and charges, and all obligations accruing in the course of the OTP Firm's and the OTP Holder's business on the Exchange.

The OTP issued pursuant to the Exchange's acceptance of this form will be associated with the OTP Firm until terminated pursuant to the termination provisions delineated in the rules of the Exchange.

Signature of OTP Holder: _____

Telephone Number of OTP Holder: _____ *Email Address:* _____

Authorized Signature for OTP Firm: _____

Print Name of Authorized Signatory: _____

Telephone Number of Authorized Signatory: _____ *Email Address:* _____

Date: _____

Clearing member authorization for electronic collection of NYSE Arca invoices for this OTP:

Name of Clearing Firm _____

OCC Account Number_____

NYSE Arca Options

TERMINATION OF ORDER SENDING/CLEARING OPTIONS TRADING PERMIT ("OTP")

To:　　　NYSE Client Relationship Services Department ("CRS")

From: _____
　　　　　OTP Firm

Re: _____
　　　　　OTPID　　　　　　　　　　　　　**Acronym(s)**

Type of OTP:

☐ Clearing OTP　　☐ Order Sending OTP

Date of Termination: _____(Close of Business)

☐ Temporary Termination

　　　　– Date of Return: _____

☐ Permanent Termination

_____
Authorized Signature of OTP Firm　　　　　　　　**Date**

Checklist for Terminating an Order Sending/Clearing Firm OTP

1.　　OTP Firms must notify the Exchange no later than one (1) business day in advance of the proposed termination date.

2.　　Temporary terminations cannot exceed 180 days.

NYSE Arca Options

Options Trading Permit ("OTP") Short Form Application

NYSE Arca ("the Exchange")
Short Form OTP Membership Application and Agreement

To qualify for Short Form OTP Membership on NYSE Arca, the Applicant must be an approved NYSE Arca Equities Trading Permit ("ETP") Holder. Current ETP Holder applicants may be eligible for expedited approval in the line of business which they are an ETP Holder. To apply, please complete and submit this Short Form Application, Membership Agreement, Clearing Letter of Consent, NYSE Master User Agreement and the Registered Trader and Nominee Application to:

NYSE Arca, Inc.
Attn: Client Relationship Services ("CRS")
Email: crs@nyse.com

KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will want to receive communications pertaining to our options markets.

Chief Executive Officer ("CEO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Chief Financial Officer ("CFO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Chief Compliance Officer ("CCO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Chief Operations Officer ("COO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Head of Options Clearing

Name: _____ CRD: _____

Phone: _____

Email: _____

Head of Options Trading

Name: _____ CRD: _____

Phone: _____

Email: _____

SECTION 1 – Short Form OTP Membership Application

Short Form Eligibility:

☐   Applicant is currently a member in good standing of NYSE Arca Equities in the same line of business

General Information

Name of Applicant Broker-Dealer: _____

Business Address: _____

City: _____   State: _____   Zip Code: _____

CRD #: _____   LEI #: _____

NYSE Arca Equities ETP ID: _____   DEA: _____

Business Phone: _____

Web Address, if any: _____

Contact Information

Contact Name: _____

Job Title / Position _____

Phone: _____   Email: _____

Type of Business to be Conducted With OTP (Check all that apply)

☐ Lead Market Maker   ☐ Remote Market Maker   ☐ Floor Market Maker

☐ Floor Broker   ☐ Clearing Services   ☐ Order Sending

☐ Agency Trading   ☐ Proprietary Trading   ☐ Away Market Maker

All individual applicants must complete the Registered Trader and Nominee Application available at
https://www.nyse.com/publicdocs/nyse/markets/arca-options/NYSE_Arca_Options_Registered_Trader_and_Nominee_Application.pdf

SECTION 2 – Membership Agreement

Applicant agrees to abide by the Rules of the Exchange, as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by the Exchange.

Applicant Broker-Dealer authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to the Exchange, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant authorizes the Exchange to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant or its associated persons, and releases the Exchange from any and all liability in furnishing such information.

Applicant acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant's DEA. It is understood that in that event, additional information may be required by the Exchange.

Applicant Broker-Dealer: _____

Signature of Authorized
Officer, Partner, Managing
Member or Sole Proprietor: _____   Date: _____

Print Name: _____   Title: _____

NYSE Arca Options

Registered Trader & Nominee Application

REGISTERED TRADERS

Each OTP Holder is required to register employees, nominees and associated persons in accordance with NYSE Arca Inc., rules ("Exchange rules"). Pursuant to Exchange rules, OTP Holders must complete the necessary documentation and submit such documentation in the manner prescribed. Individual traders of an OTP Holder must successfully pass any required examination and identify registration with the Exchange within any and all applicable categories on Form U4 including, but not limited to, the following:

- **OM** – Market Maker of OTP Holder (Series 57 prerequisite)
- **OM** – Floor Broker of OTP Holder (Series 57 prerequisite)

OTP Holder INFORMATION

Firm Name: _____ CRD: _____

Type of Business: _____

Contact Name: _____ Title: _____

Phone: _____ Email: _____

INDIVIDUAL APPLICANT INFORMATION

Individual Name: _____ CRD: _____

Date of Birth: _____

Phone: _____ Email: _____

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate box below)

☐ Lead Market Maker (LMM)   ☐ Remote Market Maker (RMM)

☐ Floor Market Maker (FMM)   ☐ Floor Broker (FB)

☐ Market Maker Authorized Trader (MMAT)   ☐ Office Nominee

APPLICATION CHECKLIST

☐ A Form U-4 and Fingerprint card has been submitted directly to WebCRD©

☐ Individual has passed the required examination

☐ Individual has been granted a waiver of the required examination

AUTHORIZED ACKNOWLEDGEMENT OF APPLICANT FIRM

_____   _____
Signature of Authorized Officer, Partner, Managing Member   Date

_____   _____
Print Name   Title

INDIVIDUAL APPLICANT AGREEMENT

The undersigned applicant represents that the information and statements contained herein, including the attachments hereto, and other information filed herewith, all of which are parts hereof, are current, true and complete

_____   _____
Signature of Individual Applicant   CRD#

_____   _____
Print Name   Title

NYSE Arca Options

<u>Market Maker Letter of Guarantee Revocation</u>

To: NYSE Client Relationship Services Department ("CRS")

From: _____

Options Trading Permit ("OTP") Clearing Firm

Effective
Date: _____ (Close of Business)

Please be informed that the Letter of Guarantee issued for the following Market Maker has been revoked effective on the above date:

_____

OTP Firm Name

_____

Market Maker Name

_____   _____

Authorized Signature   Date
OTP Clearing Firm

_____   _____

Print Name   Title

NYSE Arca Options
Floor Employee Application

FLOOR EMPLOYEE REGISTRATION REQUEST

Incomplete applications will not be accepted. Applications will not be approved without proper identification, fingerprint clearance, U-4 and WebCRD® registration. Accordingly, failure to respond accurately to the following questions will delay approval of your application and may result in denial of floor access.

APPLICANT PERSONAL INFORMATION

Applicant Name:	_____	CRD:	_____
Title:	_____	DOB:	_____
Phone:	_____	Email:	_____

OPTIONS TRADING PERMIT ("OTP") FIRM INFORMATION

OTP Firm Name:	_____	CRD:	_____
Primary Contact Name:	_____	Title:	_____
Phone:	_____	Email:	_____

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED

☐ Trade Support Clerk   ☐ Floor Employee

All individuals requesting access to the NYSE Arca Options ("the Exchange") Floor must register as ("FE") on WebCRD®

APPLICATION CHECKLIST

☐ A Form U-4 requesting FE registration has been submitted to FINRA through WebCRD®

☐ A fingerprint card has been submitted to FINRA

Do you have any reportable events on the U-4 submitted to FINRA through CRD?   ☐ Yes   ☐ No

APPLICANT ACKNOWLEDGEMENT

I authorize the Exchange and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release the Exchange, its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

_____   _____
Signature of Applicant   Date

OTP FIRM ACKNOWLEDGEMENT

The Undersigned OTP Firm certifies that the applicant named above is authorized to enter into the Exchange Floor as referenced above, on behalf of this OTP Firm. Additionally, the OTP Firm acknowledges that it is responsible for the applicant identified above, and as such actions of the applicant shall be binding on the OTP firm in all respects.

Signature on behalf of OTP Firm

_____   _____
Signature on behalf of Applicant Firm   Date

_____   _____
Print Name   Date

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

NYSE Arca Options

TERMINATION OF FLOOR BROKER

To: NYSE Client Relationship Services Department ("CRS")

From:

        Options Trading Permit ("OTP") Firm

Re:

        Floor Broker Name   Acronym(s)

Date of termination: _____ (Close of Business)

☐ Temporary Termination

        – Date of Return: _____

☐ Permanent Termination

        Authorized Signature of OTP Firm   Date

Checklist for terminating an OTP Floor Broker

1. OTP holders must notify the Exchange in advance of the proposed termination date.
2. Temporary terminations cannot exceed 180 days.
3. OTP holders must return floor badges and handhelds to floor staff.
4. In conjunction with a permanent termination, a Form U-5 for the "FB" registration category should be submitted on WebCRD® promptly but no later than 30 calendar days after the date of termination.
5. Individuals who wish to remain registered in the Interim Member Floor Broker Program

   should not submit this form or the Form U-5. *For more information about the Interim*

   Member Floor Broker Program, please contact CRS via email at crs@nyse.com.

NYSE Arca Options

Floor Broker Letter of Authorization Revocation

To: NYSE Arca Client Relationship Services Department ("CRS")

From: _____
              Options Trading Permit ("OTP") Holder Clearing Firm

Effective
Date: _____ (Close of Business)

Please be informed that the Letter of Authorization issued for the following Floor Broker has been revoked effective on the above date.

_____
OTP Firm Name

_____
Floor Broker Name   Symbol

_____
Authorized Signature – OTP Holder Clearing Firm

_____
Printed Name   Title

NYSE Arca Options
Limited Public Customer Business Attestation

The undersigned OTP Holder/OTP Firm, conducting a Limited Public Business in Options pursuant to Rule 6.43(b), agrees to perform the following as a condition of their approval

- OTP Holder or OTP Firm will be required to file Monthly FOCUS Reports;

- OTP Holder or OTP Firm will be subject to SEC Rule 15c3-3 (Customer Protection Rule) if exemption is not satisfied;

- OTP Holder or OTP Firm must have an Annual Audit by an independent public accounting firm. These reports are required to be submitted to the SEC pursuant to SEA Rule 17a-5(f)(2). Copies are also required to be submitted to FINRA Reg. Coordinator on behalf of the Exchange.

- OTP Holder or OTP Firm must maintain P&S blotters, Order Tickets, Account Documentation;

- Amend Form BD on Central Registration Depository (CRD), as necessary;

- Continuing Education Requirements associated with any required licensing must be met.

- OTP Firms Anti-Money Laundering Compliance Program must be updated to adequately addresses the public business conducted (including a Customer Identification Program);

- Requirement to submit an Annual Report to FINRA on behalf of the Exchange, as well as a report to control persons, by April 1 of each year. (NYSE Arca Rule 9.18(G))

OTP Holder _____ CRD# _____

Authorized Signature _____ Date _____

Please send the signed attestation form as well as any supporting documentation to crs@nyse.com.

NYSE Arca, Inc.

Application to Become a Lead Market Maker* for a symbol in the NYSE Arca ETP Incentive Program

*Must be an existing Lead Market Maker ETP in order to submit this application

LIST OF SECURITIES FOR LMM REGISTRATION IN THE NYSE ARCA ETP INCENTIVE PROGRAM

Unless otherwise indicated by NYSE Arca, this application shall be submitted only by a registered Lead Market Maker Equity Trading Permit ("LETP") holder that seeks to apply to become a Lead Market Maker for a symbol in the NYSE Arca ETP Incentive Program. In addition to the information requested below, any LMM applicant that wishes to provide additional information to the listed company (e.g., trading firm's background), may submit such information with its application. Note that any written information may be subject to regulatory action if information is deemed to be deliberately misleading or inaccurate.

Date: _____ SEC #: _____ CRD #: _____ MPID: _____
(If NASDAQ Participant)

Name of Applicant LETP: _____

Business Contact: _____   Business Phone: _____

Business Email: _____

Solicitations for LMM Applications in individual securities
should be sent to this Email address: _____

Name, telephone number, and email address of the contact that will serve as the Lead Market Maker Designee:

Name: _____ **Phone:** _____ **Email:** _____

This Designee should be listed within Section 3 of the LETP's Market Maker Application and may, but need not, be registered as a MMAT. The Designee will serve as the main contact for the LMM firm and must be present at any interviews with a listing company in connection with an LMM Application.

LMM applicants are required to ensure the following information on file with the Exchange is accurate and up to date:

❑ Organizational Profile

❑ Other SRO affiliations of the Applicant

❑ A list of registered MMATs, including NYSE Arca requirements regarding the Market Maker Orientation Program for each

❑ Supervisory procedures of the Applicant relating to Market Making

Each LMM applicant is also required to attest to the following questions. Each item should be initialed by an authorized Officer, Partner, Managing Member, or the Sole Proprietor of the Applicant. If any of the below items results in a "Yes" answer, please supply additional details with this application.

Has the physical makeup of the trading floor/facilities or actual location of the MMAT(s) for the Applicant changed since previous disclosure to the Corporation? ☐ Yes   ☐ No

PROPOSED REGISTRATIONS - Please list the security in which you are applying to become the LMM*:
* LMM applicants will be required to be registered as an Odd Lot Dealer in securities in which they are designated as LMM, pursuant to NYSE Arca Rule 7.24-E

Security Name: _____   Symbol: _____

Optional Incentive Fee: _____

Designated Market Maker Authorized Trader(s) for this security:

Name: _____   CRD #: _____

Name: _____   CRD #: _____

For future additions or changes to your list of securities, you will be required to submit additional copies of Sections 7 & 8.

On this page, please describe all contacts with the companies listed above prior to this application, including the names and positions involved, date and circumstances of contact, and whether in person or otherwise. If there have not been any contacts, please so state.

Name of Company	Description and Date of Contact

INFORMATION FOR LEAD MARKET MAKER FOR NYSE ARCA ETP INCENTIVE PROGRAM

LMMs are subject to NYSE Arca rules. To ensure compliance, please consult your compliance department and/or legal counsel to determine the rules that are applicable, including the rules referenced below.

NYSE Arca Rule 7.22-E: Registration of Market Makers in a Security

(d) Designated Market Makers and **Lead Market Makers** shall be selected by the Corporation. Such selection shall be based on, but is not limited to, the following: experience with making markets in equities; adequacy of capital; willingness to promote the Exchange as a marketplace; issuer preference; operational capacity; support personnel; and history of adherence to Exchange rules and securities laws.

NYSE Arca Rule 7.24-E: Designated Market Maker Performance Standards

(a) Designated Market Makers will be required to maintain minimum performance standards the levels of which may be determined from time to time by the Corporation. Such levels will vary depending on the price, liquidity, and volatility of the security in which the Designated Market Maker is registered. The performance measurements will include (i) percent of time at the NBBO; (ii) percent of executions better than the NBBO; (iii) average displayed size; (iv) average quoted spread; and (v) in the event the security is a derivative security, the ability of the Designated Market Maker to transact in underlying markets.

(b) Designated Market Makers that are **Lead Market Makers** will be held to higher performance standards in the securities in which they are registered as **Lead Market Makers** than Designated Market Makers that are not **Lead Market Makers**.

NYSE Arca Rule 8.201-E(g): Commodity-Based Trust Shares; Market Maker Accounts

Market Maker Accounts. An ETP Holder acting as a registered Market Maker in Commodity-Based Trust Shares must file with the Exchange in a manner prescribed by the Exchange and keep current a list identifying all accounts for trading in an underlying commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, which the Market Maker may have or over which it may exercise investment discretion. No Market Maker shall trade in an underlying commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, in an account in which a Market Maker, directly or indirectly, controls trading activities, or has a direct interest in the profits or losses thereof, which has not been reported to the Exchange as required by this Rule.

In addition to the existing obligations under Exchange rules regarding the production of books and records, the ETP Holder acting as a Market Maker in Commodity-Based Trust Shares shall make available to the Exchange such books, records or other information pertaining to transactions by such entity or registered or non-registered employee affiliated with such entity for its or their own accounts for trading the underlying physical commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, as may be requested by the Exchange

NYSE Arca Rule 8.800-E(c): LMM Performance Standards

The following minimum performance standards shall apply to an LMM for each Incentive Program security it is assigned.:

(1) General – An LMM shall satisfy the requirements of NYSE Arca Rule 7.23-E.

(2) Market Wide Requirement.

    (A) An LMM shall maintain quotes or orders at the NBBO or better (the "Inside") during the month during Core Trading Hours in accordance with the maximum width and minimum depth thresholds provided in Commentary .01 to this Rule 8.800; provided, however, that this requirement shall not apply to an LMM if the thresholds provided in Commentary .01are otherwise met by quotes or orders of all market participants across all markets trading the security.

(3) NYSE Arca-Specific Requirement – An LMM shall maintain quotes or orders on NYSE Arca at the NBBO pursuant to (A) or (B) below:

    (A) Time-at-the-Inside Requirement – An LMM shall maintain quotes or orders on NYSE Arca at the NBBO or better at least 15% of the time when quotes may be entered during Core Trading Hours each trading day, as averaged over the course of a month.

    (B) Size-Setting NBBO Requirement – An LMM shall maintain "Size-Setting" quotes or orders on NYSE Arca, as compared to trading interest on other markets, at the NBBO or better at least 25% of the time when quotes or orders may be entered during Core Trading Hours each trading day, as averaged over the course of a month; provided, however, that this requirement shall not apply to an LMM if this threshold is otherwise met by quotes or orders of other market participants on NYSE Arca.

(4) For at least 90% of the time when quotes or orders may be entered during Core Trading Hours each trading day, as averaged over the course of a month, an LMM shall maintain:

    (A) At least 2,500 shares of attributable, displayed posted buy liquidity on the Exchange that is priced no more than 2% away from the NBB for the particular ETP; and

    (B) At least 2,500 shares of attributable, displayed posted offer liquidity on the Exchange that is priced no more than 2% from the NBO for the particular ETP.

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Date
Print Name	Title

NYSE Arca Options Connectivity Application & Questionnaire (CQ)

Instructions and Information

NYSE Arca Options Trading Permit (OTP) Holders must complete and the Exchange must approve the following questionnaire prior to establishing connectivity to the Exchange. All connections are subject to applicable Federal securities laws and Exchange rules, including the NYSE Arca User Agreement found in the NYSE Arca OTP applications located here: https://www.nyse.com/publicdocs/nyse/markets/arca-options/NYSE_Arca_Options_OTP_Firm_Application.pdf.

1. Process for adding Connectivity:

- Connectivity Application (CQ) is sent to Client Relationship Services (CRS) at **CRS@nyse.com**.

- When the CQ is approved, CRS permissions the new connection for trading for the next business day and notifies the OTP Holder.

- If a connection is terminated by the OTP Holder, the OTP Holder must notify **CRS@nyse.com** within one business day.

2. The below diagrams illustrate the possible connectivity configurations:



3. The full text of rules referenced in the NYSE Arca Options Connectivity Application & Questionnaire can be found at
   https://www.nyse.com/regulation/nyse-arca

October 2018

NYSE Arca Connectivity Application & Questionnaire

3. OTP Holder and Contact Information

OTP Holder Firm Name:		Web CRD™ Number:	
Business Contact:		Business Contact E-Mail:	
Compliance Contact:		Compliance Contact E-Mail:	

4. Connectivity Questions

Name of the Connection(s): **This row is completed by CRS only**	OTP ID Connection(s)
Identify the purpose of this new connection. **Note: If a new Session or Drop Copies are required for this connection, please complete and submit the Session Request form to Connectivity@nyse.com**: https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf	☐ Routing orders to NYSE Arca ☐ Clearing functions ☐ Billing functions ☐ New technology provider ☐ Other (explain):_____
Is this connection for orders routed by the OTP Holder, or an affiliate or customer of the OTP?	☐ Orders routed by the OTP Holder ☐ Orders routed by an affiliate of the OTP Holder ☐ Orders routed by a customer of the OTP Holder
If the connection is for routing orders, please identify the end user(s) of the new connection.	☐ Prop Trading Desk ☐ Individual Trader ☐ Algorithm/Black Box ☐ Market Maker ☐ Retail Customers ☐ Hedge Fund ☐ Institutional Customers ☐ Agency ☐ Other (explain):_____
If the connection is for a non-U.S. entity, please provide the country of domicile.	Country of Domicile:
If the OTP Holder is using a Service Bureau (SB) or Order Management System (OMS) for this new connection, please provide the name of the technology provider.	SB/OMS Name: Authorized for:_____ (Provide a separate list if more space is required)

By signing this Connectivity Application:

- **The OTP Holder represents that it has established effective regulatory policies and procedures pursuant to NYSE Arca Rules 9.2-O(b) and 11.18 as applicable, as well as Regulatory Bulletin RB0-07-06, to review for violations of NYSE Arca and federal rules over the order flow that is sent through this connection.**
- **The Applicant Firm confirms having established effective regulatory policies and procedures to monitor order flow pursuant to SEC Rule 15c3-5.**
- **The Applicant Firm attests that the Firm will not provide any direct or sponsored access to the NYSE Arca platforms to any third party through this connection.**
- **The Applicant Firm understands that this route is not to be used for any other purpose or for any other entity other than what is documented in the Connectivity Questionnaire**

ADDITIONALLY, UNLESS OTHERWISE AGREED IN WRITING BY THE EXCHANGE AND USER, THE EXCHANGE MAY, WITHOUT INCURRING ANY LIABILITY TO USER, SUSPEND THE CONNECTION AND ANY OR ALL SERVICES AT ANY TIME, WITHOUT NOTICE AND WITHOUT CAUSE.

Name and Title (Printed)	
Name (Signature)	

Please return to Client Relationship Services via email at CRS@nyse.com.

PILLAR Connectivity Questionnaire (CQ)

Instructions and Information

Permit Holders must complete and the Exchange must approve the following questionnaire prior to establishing connectivity to the Exchange. All connections are subject to and governed by applicable laws, regulations and Rules and any applicable user agreement.

1. Process for adding Connectivity:

- Step 1: Completed Connectivity Questionnaire (CQ) is sent to Client Relationship Services (CRS) at CRS@nyse.com. Please complete one CQ for each MPID.

- Step 2: When the CQ is approved, CRS permissions the new access type for the next business day and notifies the Permit Holder and the API Technical Support team.

- Step 3: API Technical Support completes any necessary session updates. If a new session is required, please also submit the Session Request Form available at **www.nyse.com/pillar**.

- Step 4: Permit Holder's new access to the Exchange is complete.

- If a connection is terminated by the Permit Holder, the Permit Holder must notify CRS@nyse.com within one business day.

2. The full text of rules referenced in this Connectivity Questionnaire can be found at www.nyse.com/regulation.

3. Permit Holder and Contact Information

Permit Holder Firm Name:		Web CRD™ Number:	
Business Contact:		Business Contact E-Mail:	
Compliance Contact:		Compliance Contact E-Mail:	

4. Details

MPID requesting access to:	**MPID:**
☐ NYSE Arca Equities ☐ NYSE American ☐ NYSE National ☐ NYSE Equities ☐ NYSE Chicago ☐ NYSE American Options ☐ NYSE Arca Options	
Will this MPID be accessing the exchange via a direct session or through a NYSE Service Bureau*? ***Service Bureau must sign in Section 5**	☐ Direct (FIX) ☐ Direct (Binary) ☐ Service Bureau (SB Name: _____)
Will this MPID be used by a customer or affiliate of the Permit Holder? **If Yes, please list the customer or affiliate name**:	☐ Yes ☐ No _____

By signing this Connectivity Questionnaire:
- **The Permit Holder represents that it has established reasonably designed regulatory policies and procedures and pre-trade risk management systems pursuant to applicable Rules and federal rules over the order flow that is sent through this connection.**
- **The Permit Holder confirms having established reasonably designed regulatory policies and procedures to monitor order flow pursuant to SEC Rule 15c3-5.**
- **The Permit Holder understands that this route is not to be used for any other purpose or for any other entity other than what is documented in this Connectivity Questionnaire**

Name and Title (Printed)	
Name (Signature)	

Please return to Client Relationship Services via email at CRS@nyse.com.

PILLAR Connectivity Questionnaire (CQ)

5. Service Bureau Authorization

Permit Holder Firm Name:		MPID:	

The undersigned, as an approved NYSE Service Bureau, agrees to provide access to the NYSE Platform for the above mentioned Permit Holder per the information outlined in this Connectivity Questionnaire and in accordance with the NYSE Service Bureau Connection Agreement, or other applicable NYSE Agreement.

Service Bureau Company Name:	
Authorized Signature:	
Name and Title:	
Phone:	
E-Mail:	

Please return to Client Relationship Services via email at CRS@nyse.com.

Pillar
Service Bureau Connection Agreement

SERVICE BUREAU CONNECTION AGREEMENT

The undersigned ("User"), as a condition and in consideration of being permitted to connect to the Pillar technology platform ("Pillar"), for the purposes of connection to one or more market (as identified below), agrees with the NYSE Entity(ies) indicated below as set forth in this Service Bureau Connection Agreement ("Connection Agreement").

Platform:	**NYSE Entity(ies)**
☐ NYSE Arca Equities	NYSE Arca, LLC[1]
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

General Information

Name of Firm or Company ("User"): _____
(If User changes its name, a new Connection Agreement is required.)

AKA Name / Formerly Known As: _____

Address: _____

_____

Contact Person: _____

Title: _____

Phone: _____ Fax: _____

Email: _____

Web Address: _____

User represents that it is

☐ a service bureau acting on behalf of an approved member/participant/permit holder ("Subscriber") of the market(s) identified above. If User is responsible for more than one Subscriber, User must list all Subscribers in Exhibit A.

Authorization and Acceptance

Authorized Signature of User: _____

Name: _____

Title: _____

Date: _____

Please return completed form to Client Relationship Services at crs@nyse.com

---

[1] NYSE Arca operates a Platform of its affiliate, NYSE Arca, Inc., a self-regulatory organization.

1. Connection
This Connection Agreement provides User only with a connection to Pillar ("Pillar Connection") and does not assure User or any end user receiving connectivity directly or through User ("End User") of the right to access the New York Stock Exchange, NYSE MKT, NYSE Arca Equities, NYSE Arca Options, NYSE Amex Options, or NYSE Bonds marketplaces (each a "NYSE Market" and together "NYSE Markets") and User is responsible for making separate arrangements to access each NYSE Market. In NYSE's sole discretion, the use of or the right to receive or redistribute a Pillar Connection or access to the NYSE Markets (a) may not be made available to all persons or entities, and (b) may require compliance with additional terms, obligations and conditions, including execution of and compliance with additional documentation. User shall ensure that each End User is a Subscribers of any NYSE Market to which User provides the End User a Pillar Connection and shall not allow any End User that is not also a Subscriber of a NYSE Market access to that NYSE Market.

2. Proprietary Rights
User agrees that all proprietary rights in Pillar and the Pillar Connection are and shall remain the property of NYSE and its third party providers of data, information, data processing services or other services related to the Pillar Connection or any service ("Third Party Providers"), and User shall have no proprietary right or interest in Pillar or the Pillar Connection.

3. Compliance with Law
User shall comply with (i) all applicable laws, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (ii) all rules, regulations, interpretations, decisions, opinions, orders and other requirements of any applicable NYSE Markets, relating to Pillar and the Pillar Connection. User shall not (a) alter, decompile, or disassemble any code underlying Pillar or the Pillar Connection or (b) attempt to circumvent any security protections for Pillar or the Pillar Connection, or (c) interfere with or disrupt Pillar or the Pillar Connection, or any servers or networks connected to the NYSE Markets, or (d) give access to or disclose to any unauthorized person any password, encryption key or other security methodology through which Pillar or any Pillar Connection is accessed. User shall take all reasonable precautions to safeguard the confidentiality of any password encryption key or other security methodology.

4. Specifications and Testing
User has read and understands the specifications and policies located at www.nyse.com/connectivity/specs any other specifications and policies applicable to User, the Pillar Connection and the NYSE Markets, all as updated from time to time and located at www.nyse.com (collectively, the "Specifications"). User shall comply with and be bound by all provisions of the Specifications, as currently in effect and, in accordance with Section 6 below, as they may be amended from time to time. User shall cooperate with NYSE and whatever other parties NYSE specifies as required for testing of business continuity and disaster recovery plans, including backup systems.

5. Suspension of Pillar Connection
NYSE may, without incurring any liability, suspend the User's or an End User's Pillar Connection at any time, without notice (unless the provision of advance notice is reasonably practicable) and without cause.

6. Amendment
NYSE may amend this Connection Agreement and the Specifications from time to time upon giving notice of the terms of any amendment to User by any reasonable means, including by publication on www.nyse.com (the "Website"). With regard to any amendment effected by publication on the Website, NYSE shall use reasonable efforts to advise User of the publication of the amendment by sending notice to the email address of User's Contact Person set forth on the signature page of this Connection Agreement. NYSE, in its sole discretion, may limit, expand or terminate, or subject to different or additional terms, conditions or restrictions, the Pillar Connection. User's use of the Pillar Connection after thirty (30) days of publication or receipt of notice of amendment of this Connection Agreement or of the Specifications constitutes acceptance of that amendment. If User changes its name, a new Connection Agreement is required. If the Subscriber for a Service Bureau becomes invalid, User shall send NYSE notice of this invalid status within thirty (30) days of the Subscriber becoming invalid, and a new Connection Agreement or Exhibit A, as relevant, is required. If the User adds additional Subscribers, User must sign an updated Exhibit A. Connection Agreements must be current as determined in NYSE's sole discretion. Connection Agreements that are not current are subject to termination by NYSE.

7. Payment
User shall pay NYSE, LLC for the Pillar Connection by End Users per the charges set forth in the applicable NYSE Market fee schedule available at www.nyse.com ("Fee Schedules"). User shall make payments pursuant to the terms set forth in this Connection Agreement and the Fee Schedules. Payment is due within thirty (30) business days from the invoice date. Charges may be changed by NYSE effective at any time. User may arrange for third party billing, however, User shall be fully responsible for all payments due under this Connection Agreement regardless of designation of a third party payor. User agrees to pay all third party charges, such as sales taxes, which are User's legal responsibility to pay.

8. Disclaimer

PILLAR AND THE PILLAR CONNECTION ARE PROVIDED TO USER ON AN "AS IS" BASIS. NYSE, NYSE TECHNOLOGIES CONNECTIVITY, INC., THE THIRD PARTY PROVIDERS AND EACH OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND LICENSORS ARE REFERRED TO AS THE "DISSEMINATING PARTIES." WITH RESPECT TO PILLAR AND THE NYSE MARKETS, PILLAR CONNECTION, AND THEIR RESPECTIVE CONTENTS, THE DISSEMINATING PARTIES DO NOT MAKE ANY REPRESENTATIONS AND, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, DISCLAIM ALL EXPRESS, IMPLIED AND STATUTORY WARRANTIES OF ANY KIND TO USER, END USER OR ANY THIRD PARTY. THIS DISCLAIMER INCLUDES REPRESENTATIONS AND WARRANTIES REGARDING ACCURACY, TIMELINESS, COMPLETENESS, SEQUENCING, LATENCY, CURRENTNESS, NON-INFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY REPRESENTATIONS OR WARRANTIES ARISING FROM USAGE OR CUSTOM OF TRADE OR BY OPERATION OF LAW. THE DISSEMINATING PARTIES ASSUME NO RESPONSIBILITY FOR THE CONSEQUENCES OF ANY ERRORS OR OMISSIONS, DELAYS, INACCURACIES, SYSTEM FAILURES OR ANY OTHER FAILURES OR SHORTCOMINGS IN CONNECTION WITH THE USER'S OR END USER'S RECEIPT AND USE OF PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION, AND DO NOT GUARANTEE THE TIMELINESS, SEQUENCE, ACCURACY OR COMPLETENESS OF ANY INFORMATION OR DATA PROVIDED AS PART OF PILLAR, THE NYSE MARKETS OR PILLARCONNECTION.

9. Limitation of Liability

TO THE EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT ARE THE DISSEMINATING PARTIES LIABLE TO USER, ANY END USER OR ANYONE ELSE FOR:

A) ANY TYPE OF DAMAGES (SUCH AS DIRECT, CONSEQUENTIAL, SPECIAL, INCIDENTAL, PUNITIVE OR INDIRECT DAMAGES), EVEN IF ADVISED OF THE POSSIBILITY OF THE DAMAGES,
B) ANY OTHER LOSS OR INJURY, OR
C) ANY TELECOMMUNICATIONS CHARGES OR OTHER COSTS, INCURRED BY USER IN ACCESSING OR USING PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION.

10. Governing Law

This Connection Agreement is governed by and construed in accordance with the laws of the State of New York, USA, without regard to choice of law principles, as the laws of the State of New York apply to agreements made and performed solely within New York. If a court finds any term or provision of this Connection Agreement to be invalid or unenforceable, that term or provision will be ineffective only to the extent of the finding and the court's jurisdiction, without rendering invalid or unenforceable the remaining terms and provisions of this Connection Agreement in that court's jurisdiction or affecting the validity or enforceability of any of the terms and provisions of this Connection Agreement in any other jurisdiction.

11. Term and Termination

This Connection Agreement is effective only when accepted by NYSE. User will be notified of this acceptance by email at the email address of User's Contact Person set forth on the signature page of this Connection Agreement. The term of this Connection Agreement commences upon valid execution by the User and delivery to and acceptance by NYSE, and continues until the last day of the month which is one month after the month in which this Connection Agreement commences. Thereafter, the term of this Connection Agreement automatically extends for one month terms from month to month, unless terminated in accordance with the terms of this Section 11. This Connection Agreement may be terminated by User upon five (5) days' notice to NYSE, and by NYSE at any time in NYSE's sole discretion; provided, however, that NYSE shall provide notice if reasonably practicable. Upon termination, NYSE will terminate the Pillar Connection. The foregoing notwithstanding, the provisions of Sections 2, 3, 4, 7, 8, 9, 10, 11, 12, 13, 14, 15, and 17 survive any expiration or termination of this Connection Agreement.

12. Assignment and Entire Agreement

User may not assign or delegate any of its rights or obligations arising under this Connection Agreement, except with the prior written consent of NYSE, which will not be unreasonably withheld. Any purported assignment or delegation in violation of this Section 12 is null and void. This Connection Agreement and the Fee Schedules, as amended from time to time by NYSE or any of the NYSE Markets, constitute the entire agreement between the parties on this subject matter and supersede all prior agreements, arrangements, representations or promises, whether oral or written.

13. Redistribution and Confidentiality

Except as set forth in this Connection Agreement, User may not redistribute the Pillar Connection and may not disclose the content of the NYSE Markets, Pillar Connection or any Specification, unless otherwise permitted pursuant to a separate written agreement with NYSE or pursuant to a published policy of the NYSE Markets or as otherwise permitted by law. The foregoing is not to be construed to restrict the distribution or disclosure of any proprietary information of User solely because the information may have been transmitted via a Pillar Connection. User may allow End Users access or use of the Pillar Connection if User (i) requires that all End Users enter into a separate agreement with User respecting the delivery of User services, and that, irrespective of the separate agreement, acknowledge that there is no contractual privity between any End Users, on the one hand, and NYSE or any of the NYSE Markets, on the other hand, with respect to Pillar and the Pillar Connection, (ii) ensures all End Users comply with the Specifications and (iii) requires that its agreements with each of its End Users contain terms sufficiently limiting End Users' use of Pillar, the NYSE Markets and Pillar Connection in accordance with the restrictions on use, disclaimers and limitations of liability delineated in this Connection Agreement.

14. Benefit of Agreement

The provisions of this Connection Agreement are for the benefit of NYSE, NYSE Technologies Connectivity, Inc. and the Third Party Providers, the NYSE Markets and each of their respective affiliates. Each of NYSE, NYSE Technologies Connectivity, Inc. the Third Party Providers, the NYSE Markets and their respective affiliates has the right to assert and enforce the provisions of this Connection Agreement directly against the User.

15. Notices

Except as otherwise provided in this Connection Agreement, all notices to the parties shall be sent by (i) courier, (ii) certified mail, postage prepaid and return receipt requested or (iii) e-mail with e-mail acknowledgement of receipt. All notices must be sent to (i) in the case of NYSE, crs@nyse.com with a copy to ContractNotices@theice.com and (ii) in the case of User, to the User's Contact Person set forth on the first page of this Connection Agreement. Either party may change its designated notice recipient by notice to the other party.

16. Force Majeure

Notwithstanding any other term or condition of this Connection Agreement, NYSE, NYSE's affiliates, and its third party providers, including, but not limited to, software, hardware, communications and data providers, and User, shall not be obligated to perform or observe their obligations undertaken in this Connection Agreement (except for obligations to make payments hereunder and regulatory obligations) if prevented or hindered from doing so by any circumstances found to be beyond their control and without their gross negligence or willful misconduct. Such causes include, without limitation, acts of God, acts of government in its sovereign or contractual capacity, power shortages or failures, utility or communications failures or delays, labor disputes, strikes, supply shortages, equipment failures, and software malfunctions.

17. Predispute Arbitration

A) ARBITRATION IS FINAL AND BINDING ON THE PARTIES
B) THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.
C) PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.
D) THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED
E) THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY
F) No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the User is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Connection Agreement except to the extent stated herein. All claims, disputes, controversies, and other matters in question between the parties to this Connection Agreement and the parties' employees, and other agents, arising out of, or relating to this Connection Agreement, or to the breach hereof, shall be settled by final binding arbitration. The arbitration proceeding shall be held in the City of New York, State of New York, unless otherwise agreed by the parties. In no event shall such claim, dispute, controversy, or other matter in question be made later than one (1) year after the claim, dispute, controversy or other matter in question has arisen (unless the claim, dispute, controversy or other matter in question is related to the collection of past due payments).

EXHIBIT A TO PILLAR SERVICE BUREAU CONNECTION AGREEMENT

<u>Member Name(s):</u>

_____
User (Service Bureau)

_____ _____
Authorized Signature of User   Name

_____ _____
Title   Date

Please email completed Exhibit to crs@nyse.com.

Session Request Form Pillar

Native Gateway

Session Request Form -- Pillar Native Gateway
For questions regarding this form, please contact Connectivity at connectivity@nyse.com or (212)896-2830 option 2,1.

Contact Information	
Company Name:	
First/Last Name:	
Email Address:	
Phone:	

Session Detail (Please select only one option from the drop down lists below and specify number of Sessions)			
Request Type:	Choose Request Type		
Market:	Choose Market		
Session Type:	Choose Session Type	# of Sessions:	
Protocol:	Choose Protocol		
SenderCompIDs (Type in all if modifying or removing.):			

Order Entry Settings *(Required)*	
- *Leave blank and proceed to the next page if protocol is drop copy.* - *Below default settings will apply if properties selection left unchanged.*	
MPID(s):	
Cancel on Disconnect:	None
Priority Update Ack Subscription:	Do Not Subscribe
Default Self-Trade Prevention:	None
Symbol Eligibility:	All Symbols
Max Order Qty (Exchange max applied, if blank.):	

Drop Copy Settings *(Required)*		
- *Leave blank if protocol is order entry.* - *Check only the settings that are changing if this is a modification.*		
Request Type:	Choose Request Type	
Protocol:	Choose Protocol	# of Drop Copy Sessions
Message Preference:	Choose Message Preference	
Drop Copy Filter:	Choose Drop Copy Filter	
Based on the above selection, list all filter items: MPIDs or SenderCompIDs to be added or removed		

Completed Session Request Forms should be returned via email to connectivity@nyse.com.

Source IP Permission and Peering Information *(Required)*		
Network Provider	**Please list all Source IP Address Ranges you will use to connect to Native Gateways** *Format:* ***xxx.xxx.xxx.xxx /24***	**Please list the Peering IPs for the** *IP ranges listed to the left* *Format:* ***xxx.xxx.xxx.xxx***
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Acknowledgment of Certification
Please check the following box to acknowledge that any new functionality being requested in this document has been appropriately tested and certified with our Technology Member Services group: ☐

By (Signature) _____

Name: _____

Title: _____

Company Name: _____ CRD # _____

Phone: _____

Email Address: _____

Date: _____

Completed Session Request Forms should be returned via email to connectivity@nyse.com.

Application to Aggregate Billing of Affiliated Member Firms

NYSE, NYSE American, NYSE Arca, NYSE National, and NYSE Chicago (together "NYSE Exchanges" or separately the "Exchange") Aggregate Billing
In accordance with the applicable Exchange's fee schedule a member organization/member firm may request aggregation of its eligible activity with its affiliates for charges assessed or credits provided. Such request shall include certification of the affiliate status of entities whose activity the member organization/member firm is seeking to aggregate.

General Information

Firm Name of Primary Applicant: _____

Business Address: _____

City: _____ State: _____ Zip: _____

Business Phone: _____ CRD #: _____

Please check the applicable market(s) for this request:

☐ **NYSE American**   ☐ **NYSE Arca**   ☐ **NYSE National**

☐ **NYSE**   ☐ **NYSE Arca Options**   ☐ **NYSE American Options**

☐ **NYSE Chicago**

Affiliated Members

Provide the following information: List of all affiliated member firms; associated CRD Numbers; and type of affiliation. Failure to provide complete information may result in rejection of this application.

Member Firms to be Affiliated with Primary Applicant	CRD #	Type of Affiliation (wholly owned subsidiary/parent/sister/etc…)

Authorization and Acceptance

The Applicant Firm, by its duly authorized officer identified below, hereby certifies that the entities listed in this application are affiliates within the meaning of the relevant Exchange's fee schedule. The Applicant Firm agrees to provide, upon request, information to verify the affiliate status of the entities listed herein. The Applicant Firm shall also provide immediate notice of any event that causes an entity listed herein to cease to be an affiliate of the Applicant Firm.

Signature of Authorized Officer: _____

Name: _____

Title: _____

Phone: _____

Email Address: _____

Date: _____

Completed application should be returned via email to crs@nyse.com.

NYSE Gateways Session Request Form

Non-Pillar Session Request Form
All firm connections are subject to and governed by applicable SEC rules and regulations, the rules of the Exchange, the NYSE Master User Agreement, the NYSE Service Bureau Connection Agreement, or other NYSE Agreement and the associated fees (https://www.nyse.com/markets/fees). Capitalized terms that are not defined in this Session Request Form have the meanings given them in the Master User Agreement. **For Test Session requests, please send competed session form to Technology Member Services at tms@nyse.com** **For Production session requests, completed session forms should be returned to Connectivity at connectivity@nyse.com** **For Pillar session requests, please use this form:** **https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Pillar_NGW_Session_Request_Form.pdf** **For questions regarding this form, please contact Connectivity at (212) 896-2830, Option 2.**

Requestor Contact Information (All fields are required)	
Company Name:	
CRD #:	
First/Last Name:	
Email Address:	
Phone:	

Session Detail (Please select only one option from the drop down lists below and specify number of Sessions)			
Environment:	Choose Environment		
Request Type:	Choose Request Type		
Market:	Choose Market		
Session Type:	Choose Session Type	# of Sessions:	
Protocol:	Choose Protocol		
SenderCompIDs (Type in all IDs in provided space If cloning, modifying or removing)			
TPID or Master Firm/Mnemonic (If adding new session)			
BOLD Default Value (American Options Only)	Choose BOLD Default Value		

Drop Copy Settings *(Required)*	
- *Leave blank if protocol is order entry.* - *Check only the settings that are changing if this is a modification.*	
Drop Copy Request Type (Choose One):	Choose Drop Copy Request Type
Drop Copy SenderCompIDs (If modifying or removing.):	
Drop Copy Type (Choose One):	Choose Drop Copy Type
Filter By (Choose One):	Choose Drop Copy Filter
Based on the above selection, list all items to filter for below. *(e.g. – If you selected "Mnemonics", list the Mnemonics that should be reported. If you selected "SenderCompID", list the sessions you wish to drop to the drop copy session)*	
Message Preference:	Choose Message Preference

Source IP Permission and Peering Information *(Required)*		
Network Provider	**Please list all Source IP Address Ranges you will use to connect to gateways** *Format:* ***xxx.xxx.xxx.xxx /XX***	**Please list the Peering IPs for the *IP ranges listed to the left*** *Format:* ***xxx.xxx.xxx.xxx***
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Approver Information (All fields are required)	
Company Name:	
CRD #:	
First/Last Name:	
Title:	
Email Address:	
Phone:	
Date:	
By (Signature):	

NYSE Pillar - Trading Operations Desk
Authorized Traders

Please identify the personnel authorized to conduct business over the phone with the NYSE Trading Operations Desk for the below selected market(s).

☐ NYSE Arca Equities   ☐ NYSE American   ☐ NYSE National   ☐ NYSE   ☐ NYSE Chicago

General Information

Firm Name: _____

Business Address: _____

City: _____   State: _____   Zip: _____

Business Phone: _____   CRD #: _____

Authorized Traders

Full Name: _____

Email Address: _____

Phone #: _____

Full Name: _____

Email Address: _____

Phone #: _____

Full Name: _____

Email Address: _____

Phone #: _____

Full Name: _____

Email Address: _____

Phone #: _____

Authorized Signatory

By (Signature) _____   Date: _____

Print Name: _____

Title: _____

Phone: _____   Email: _____

☐ Additional Authorized Traders are submitted in a separate document attached hereto

Please return via email to crs@nyse.com.

NYSE Arca Options
Authorization or Revocation of Restricted Clearing Number

1. Clearing Firm Information

OTP Clearing Firm Name		CRD #	
Business Contact Name			
Business Contact Phone and E-mail Address			

2. Give-up Information

The above referenced OTP Clearing Firm Authorizes NYSE Arca Options ("the Exchange") to enable (or disable) give-ups for the following OTP Firms. (**NOTE**: Please check the appropriate column/box to indicate whether the give up is to be enabled or disabled).				Enable Give Up	Disable Give Up
OTP Firm Name:		OCC #:		☐	☐
OTP Firm Name:		OCC #:		☐	☐
OTP Firm Name:		OCC #:		☐	☐
OTP Firm Name:		OCC #:		☐	☐
OTP Firm Name:		OCC #:		☐	☐
OTP Firm Name:		OCC #:		☐	☐
OTP Firm Name:		OCC #:		☐	☐
OTP Firm Name:		OCC #:		☐	☐

Print Name and Title of Authorized Signatory		
Signature		Date

Please return to Client Relationship Services via email CRS@nyse.com.

NYSE Arca Options
Clearing Firm Restriction Form

OCC Clearing Firm Information

OTP Clearing Firm Name: _____ CRD#: _____

OCC Number: _____

In accordance with NYSE Arca rules, the OTP Clearing Firm listed above authorizes NYSE Arca to restrict The Options Clearing Corporation ("OCC") number listed above requiring prior authorization for use as a Give-Up on NYSE Arca, LLC.

NOTE: Once an OCC number is marked as restricted, no OTP Firm will be able to use that restricted OCC number unless they are authorized by the OTP Clearing Firm pursuant to the applicable NYSE Arca rule.

Instructions: To authorize or revoke an OTP Firm's use of a restricted OCC number, please submit the Restricted Clearing Number Authorization and Revocation form to crs@nyse.com.

https://www.nyse.com/publicdocs/nyse/markets/arca-options/NYSE_Arca_Options_Authorization_of_Restricted_Clearing_Number.pdf

By executing this OTP Clearing Firm Restriction Form, the OTP Clearing Firm grants NYSE Arca permission to publish the Clearing Firm's restricted OCC number on NYSE's website for purposes of providing notice to other exchange members that the OTP Clearing Firm's OCC number will not be available for Give Up without Clearing Authorization.

A separate NYSE Arca OTP Clearing Firm Restriction form is required for each OCC number being restricted.

Authorized Signature: _____ Date: _____

Print Name: _____ Title: _____

OTP Clearing Firm Contact Team for Authorization (to be provided to market participants):

Email Address: _____ Phone: _____

Please return to Client Relationship Services via email CRS@nyse.com.

EQUITY CLEARING LETTER OF CONSENT

Letter of Consent – To be completed by Clearing Member (defined below) and Member (set forth below).

Please select below which market(s) this Equity Clearing Letter of Consent is to be used for:

☐ NYSE Arca Equities   ☐ NYSE American Equities   ☐ NYSE National   ☐ NYSE   ☐ NYSE Chicago

The above markets are referred to as an "Exchange" or the "Exchanges," as relevant.

The term "Member" refers to a member organization, Equity Trading Permit Holder, or Participant, as applicable, of one or more Exchanges and includes applicants to be a Member of one or more Exchanges.

The term "Clearing Member" refers to a Member of the same Exchange(s) where the Member effects transactions and that is a clearing agency that is a member of the National Securities Clearing Corporation ("NSCC").

The undersigned Clearing Member hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Member with the Clearing Member:

_____   _____
Member   CRD#

This Letter of Consent shall be subject to the Rules of the relevant Exchange(s), as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Member.

_____
Clearing Member (Broker-Dealer Name)

_____
Clearing Member (NSCC Clearing #)

_____   _____
Signature of Authorized Officer, Partner or   Signature of Authorized Officer, Partner or
Managing Member of Clearing Member   Managing Member, or Sole Proprietor of Member

_____   _____
Print Name / Title   Print Name / Title

_____   _____
Date   Date

Please return this form via email to crs@nyse.com.

OPTIONS CLEARING LETTER OF CONSENT

Letter of Consent – To be completed by Clearing Member (defined below) and Member (set forth below).

Please select below which market(s) this Options Clearing Letter of Consent is to be used for:

☐   NYSE Arca Options   ☐   NYSE American Options

The above markets are referred to as an "Exchange" or the "Exchanges," as relevant.

The term "Member" refers to an Options Trading Permit Holder of one or more Exchanges and includes applicants to be a Member of one or more Exchanges.

The term "Clearing Member" refers to a Member of the same Exchange(s) where the Member effects transactions and that is a clearing agency that is a member of the Options Clearing Corporation ("OCC"). The undersigned Clearing Member hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Member with the Clearing Member:

_____   _____
Member   CRD#

This section shall be deemed a letter of guarantee, letter of authorization, or letter of consent pursuant to the respective Rules of the above noted Exchange(s) and may be relied upon by the Exchange(s), the OCC, and their respective members. This Letter of Consent shall be subject to the Rules of the relevant Exchange(s), as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Member.

_____
Clearing Member (Broker-Dealer Name)

_____
Clearing Member (OCC Clearing #)

_____   _____
Signature of Authorized Officer, Partner or   Signature of Authorized Officer, Partner or
Managing Member of Clearing Member   Managing Member, or Sole Proprietor of Member

_____   _____
Print Name / Title   Print Name / Title

_____   _____
Date   Date

Please return this form via email to crs@nyse.com.

EXHIBIT H

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

June 2020

The attached set of documents comprise the NYSE Arca, Inc.'s listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. This information is also publicly available on the Exchange's website at www.nyse.com:

1. NYSE Arca Listing Application
2. NYSE Arca Listing Agreement
3. NYSE Arca Supplemental Listing Application - 5.2-E(j)(3)
4. NYSE Arca Supplemental Listing Application - 5.2-E(j)(6)
5. NYSE Arca Supplemental Listing Application - 5.2E(j)(8)
6. NYSE Arca Supplemental Listing Application - 8.601-E
7. NYSE Arca Supplemental Listing Application - 8.900-E
8. NYSE Arca Actively Managed Fund SLAP (Generic)
9. NYSE Arca Actively Managed Fund SLAP
10. NYSE Arca Schedule of Fees and Charges



ORIGINAL LISTING APPLICATION
Exchange-Traded Products

Part I: Issuer Information

A. General Corporation or Trust Information

Corporation or Trust Name: _____

Address of Principal Executive Offices:

_____

_____

Telephone No.: _____ Facsimile No.: _____

State of Incorporation: _____ Date of Incorporation: _____

EDGAR CIK No.: _____ SEC 1933 Act File No.: _____

Foreign Private Issuer (yes/no): _____ SEC 1940 Act File No.: _____

Website address: _____

B. Contact Information

Primary Contact with respect to Listing Application:

Name: _____

Title: _____

Address: _____

Phone: _____ Fax: _____ Email: _____

Outside Counsel Contact with respect to the Listing Application, if any:

Name: _____

Firm Name: _____

Address: _____

Phone: _____ Fax: _____ Email: _____

Part II: Security Information

A. Security(ies) which the Applicant Issuer is applying to list (please attach an exhibit if necessary):

Security Description	Underlying Index and Ticker Symbol	CUSIP Number*	DRS Eligible (yes/no)

* CUSIP Service Bureau can be reached at 212.438.6565

B. Transfer Agent/Registrar:

Name: _____

Address: _____

Phone: _____ Fax: _____ Email: _____

Part III: Type of Listing

A. Please indicate the type of transaction (check all that apply):

□ Initial Issuance   □ Listing Transfer

□ Other (please specify): _____

If listing in connection with a transfer:

Current trading market: _____   Current ticker symbol: _____

B. Expected listing date: _____

C. Investment Banker/Financial Advisor Contact(s), if applicable:

Name: _____

Firm Name: _____

Address: _____

Phone: _____ Fax: _____ Email: _____

Part IV: Securities Exchange Act of 1934 Exemptive Relief

Please indicate the method by which the Issuer will achieve the no-action/exemptive relief necessary to operate as a listed Exchange Traded Product of its type:

_____
_____
_____

All conditions to the no-action/exemptive relief are required to be met upon commencement of trading on NYSE Arca.

The following is a list of commonly cited no action/exemptive relief letters issued by the SEC's Division of Trading and Markets under the Securities Exchange Act of 1934. This list is provided for the convenience of the issuer and is not intended to suggest that the issuer is necessarily entitled to rely on any such referenced letter(s):

A. Exchange Traded Funds
   - Letter dated November 21, 2005 (Section 11(d) and Extension of Class Relief)
   - Letter dated October 24, 2006 (Class Relief Letter for ETFs)
   - Letter dated April 9, 2007 (Class Relief Letter for Fixed Income ETFs)
   - Letter dated June 27, 2007 (Combination ETFs)
   - Revised Staff Legal Bulletin No. 9 (September 10, 2010)(for Actively Managed ETFs)
   - Letter dated May 9, 2008 or Letter dated June 16, 2011 (regarding Section 11(d) for Actively Managed ETFs)(one but not both may be cited)

B. Exchange Traded Notes
   - Letter dated May 30, 2006 (iPath ETNs)
   - Letter dated July 27, 2006 (iPath ETNs)
   - Letter dated October 12, 2007 (Deutsche Bank AG ETNs)

C. Other Security Types
   - Letter dated June 21, 2006 (CurrencyShares; Commodity-Based Investment Vehicles)
   - Letter dated January 19, 2006 (DB Commodity Index Tracking Fund)

Part V: Additional Information

A. Exchange Requirements for Listing Consideration:
To be considered for listing, the Applicant Issuer must meet NYSE Arca's minimum listing requirements. The Exchange has broad discretion regarding the listing of any security. Thus, the Exchange may deny listing or apply additional or more stringent criteria based on any event, condition, or circumstance that makes the listing of an Applicant Issuer's security inadvisable or unwarranted in the opinion of the Exchange. Such determination can be made even if the Applicant Issuer meets the Exchange's listing standards. In connection with the review of any listing application, the Exchange reserves the right to request such additional public or non-public information or documentation as it may deem necessary and appropriate to make a determination regarding the listing eligibility of the Applicant Issuer's security, including, but not limited to, any material provided to or received from the Securities and Exchange Commission or other appropriate regulatory authority.

B. Regulatory Review
The Applicant must provide the Exchange with a letter signed by an executive officer of the company, certifying that, to the company's knowledge, no officer (as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule), board member, or non-institutional shareholder with greater than 10% ownership of the company has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) during the past ten years. To the extent that an officer, board member, or non-institutional shareholder with greater than 10% ownership of the company has been so convicted, provide a detailed description of all such matters. In addition to reviewing this letter, the Exchange will review background materials available to it regarding the aforementioned individuals as part of the eligibility review process.

Part VI: Signature

I, _____, as _____

    Name of Authorized Executive Officer or Trustee   Title of Authorized Executive Officer or Trustee

of _____, do hereby

                                  Full Name of Company or Trust

attest that, at the time of the filing of this application, the Applicant Issuer is deemed to have read and understood the Exchange's listing and corporate governance rules and requirements and, if approved for listing, intends to comply with all applicable listing and corporate governance rules and requirements on an ongoing basis. Further, I certify that to the best of my knowledge and belief, the information contained within this application and any materials provided to each exchange in support of this application are true and correct.

_____
Signature of Authorized Executive Officer or Trustee

_____
Date

Commentary:
1.   The Exchange-Traded Products Listing Application must be completed prior to listing securities under any of the following NYSE Arca Rules: 5.2-E(j)(1) (Other Securities); 5.2-E(j)(2) (Equity Linked Notes); 5.2-E(j)(3) (Investment Company Units); 5.2-E(j)(4) (Index-Linked Exchangeable Notes; 5.2-E(j)(5) Equity Gold Shares; 5.2-E(j)(6) (Equity Index-Linked Securities, Commodity-Linked Securities, Currency-Linked Securities, Fixed Income Index-Linked Securities, Futures-Linked Securities and Multifactor Index-Linked Securities); 5.2-E(j)(7) Trust Certificates; 8.3-E (Currency and Index Warrants); 8.100-E (Portfolio Depositary Receipts); 8.200-E (Trust Issued Receipts); 8.201-E (Commodity-Based Trust Shares); 8.202-E (Currency Trust Shares); 8.203-E (Commodity Index Trust Shares); 8.204-E (Commodity Futures Trust Shares); 8.300-E (Partnership Units); 8.400-E (Paired Trust Shares); 8.500-E (Trust Units); 8.600-E (Managed Fund Shares) and 8.700-E (Managed Trust Securities).

2.   Completed applications and supporting documents should be sent to:

NYSE Regulation
Issuer Regulation
11 Wall Street
New York, NY 10005



LISTING AGREEMENT
Exchange-Traded Products[1]

The undersigned, being a duly authorized officer of _____ _____

Full Name of Issuer[2]

(the "Issuer") does hereby certify that this agreement is made pursuant to resolutions adopted by the Issuer's governing body to list the following securities on NYSE Arca, Inc. ("Exchange"):

Security Description	Underlying Index and Ticker Symbol	CUSIP Number*	DRS Eligible (yes/no)

(1) The Issuer certifies that it (or its authorized agent) has read, understands, and agrees to be bound by and comply with all applicable listing rules, procedures, maintenance requirements, and policies, as contained in the NYSE Arca Rules, as may be amended from time to time.

(2) Where required by the Exchange, the Issuer agrees to list on the Exchange all subsequent amounts of the above security(s) to be listed which may be issued or authorized for issuance.

(3) For purposes of publicity related to the Issuer's listing on the Exchange, the Issuer authorizes the Exchange to use the Issuer's corporate logos, web site address, trade names, and trade/service marks in order to convey quotation information, transactional reporting information and any other information related to the Issuer's listing on the Exchange.

(4) The Issuer indemnifies the Exchange and holds it harmless from any third party rights and/or claims arising out of the Exchange's or any affiliate's use of the Issuer's corporate logos, web site address, trade names, trade/service marks and/or the trading symbol used by the Issuer.

---

[1] Note: The Exchange-Traded Products Listing Application must be completed for the following securities described in NYSE Arca Rules 5.2-E(j)(1) (Other Securities); 5.2-E(j)(2) (Equity Linked Notes); 5.2-E(j)(3) (Investment Company Units – Exchange Traded Funds (ETFs)); 5.2-E(j)(4) (Index-Linked Exchangeable Notes; 5.2-E(j)(5) (Equity Gold Shares); 5.2-E(j)(6) (Equity Index-Linked Securities, Commodity-Linked Securities, Currency-Linked Securities, Fixed Income Index-Linked Securities, Futures-Linked Securities and Multifactor Index-Linked Securities); 5.2-E(j)(7) Trust Certificates; 8.3-E (Currency and Index Warrants); 8.100 (Portfolio Depositary Receipts); 8.200-E (Trust Issued Receipts); 8.201-E (Commodity-Based Trust Shares); 8.202-E (Currency Trust Shares); 8.203-E (Commodity Index Trust Shares); 8.204-E (Commodity Futures Trust Shares); 8.300-E (Partnership Units); 8.400-E (Paired Trust Shares); 8.500-E (Trust Units); 8.600-E (Managed Fund Shares) and 8.700-E (Managed Trust Shares)

[2] In the event that the Issuer of the securities to be listed is an entity without officers and/or directors, the term "Issuer" as used herein shall encompass such entity as well as the entity responsible for its organization and/or continued management (its "Sponsor").

(5) The Issuer will maintain a transfer office or agency (noted below) where the security(s) herein referenced shall be transferable, and (unless such securities are issued in book-entry form only) will keep the office or agency supplied with sufficient certificates to meet the demands for transfer of the security(s).

Name: _____   Phone No. _____

Address: _____

(6) The Issuer certifies that the security(s) has been accepted for deposit at DTCC and is either (check one): eligible for the direct registration system of DTCC [   ] or is issued in book-entry form only [   ]

(7) The Issuer agrees to furnish to the Exchange on demand such information concerning the Issuer as the Exchange may reasonably request.

(8) The Issuer agrees to pay when due all fees associated with its listing of securities on the Exchange, in accordance with the Exchange's rules.

(9) The Issuer agrees to file all required periodic reports with the Securities and Exchange Commission ("SEC") by the due dates established by the SEC.

(10) The Issuer agrees that nothing herein contained or inferred shall be construed as constituting the Issuer's contract for the continued listing of the Issuer's security(s) on the Exchange. The Issuer understands that the Exchange may suspend its security(s) with or without prior notice to the Issuer, upon failure of the Issuer to comply with any one or more sections of this agreement, or when in its sole discretion, the Exchange shall determine that such suspension of dealings is in the public interest or otherwise warranted.

_____ on this _____ day of
(Full Name of the Issuer)
attests that it is in full agreement with the terms and conditions contained herein.

By _____
Signature of Authorized Officer

_____
Printed Name of Authorized Officer

_____
Title

Completed agreements and supporting documents should be sent to:

NYSE Regulation
Issuer Regulation
11 Wall Street, New York, NY 10005
Chicago, IL 60606

SUPPLEMENTAL LISTING APPLICATION
DERIVATIVE SECURITIES PRODUCTS OR STRUCTURED PRODUCTS

<<Date>>
NYSE Arca, Inc.
353 N. Clark Street, Suite 3200
Chicago, Illinois 60654

Issuer: _____

Transaction: The above issuer hereby applies for the listing of the following security(ies)
on NYSE Arca, Inc.:   <u><<insert Issue Title(s) as appearing on Form 8-A(s)>></u>
Symbol and CUSIP: _____
Expected Listing Date: _____
      <<please attach fund details on exhibits as necessary>>

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet the applicable NYSE Arca distribution requirements;
3. represents that certificates for the above security will not be issued as the security is permitted by NYSE Arca to be book-entry only;
4. represents that, effective immediately upon listing, the index (if any) or other reference asset underlying the above security will be calculated and disseminated via a major market data vendor with sufficient frequency for its type as required by the applicable NYSE Arca Rules:
   Underlying Index/Asset Name: _____
   Underlying Index Symbol(s): _____
5. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
7. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission; and
8. represents that the provisions of NYSE Arca Rules 5.2-E(j)(3) and 5.5-E(g)(2) applicable to the above security(ies) will be complied with on a continual basis;
9. represents that it will test the index underlying the above security(ies) for compliance with the applicable continued listing standards contained in NYSE Arca Rule 5.2-E(j)(3) on each date that such index is rebalanced or reconstituted, and in no event less than quarterly;
10. represents that it will advise NYSE Arca of any failure by the above security(ies) to comply with the applicable continued listing requirements set forth in NYSE Arca Rule 5.2-E(j)(3);
11. represents that, upon request, it will provide NYSE Arca with an index constituent file relating to the security(ies) (in a format acceptable to NYSE Arca) in order to demonstrate its ongoing compliance with the applicable continued listing requirements; and
12. represents that it is relying on the following letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934: _____
    <u><<insert description of letter, including date issued>></u>

_____

Signature of authorized Company Official

Name:

Title:

NYSE Regulation hereby authorizes, upon official notice of issuance, the listing of the above-referenced security on NYSE Arca, Inc.:

_____

Patrick Troy, Director, NYSE Regulation

SUPPLEMENTAL LISTING APPLICATION
DERIVATIVE SECURITIES PRODUCTS OR STRUCTURED PRODUCTS

<<Date>>
NYSE Arca, Inc.
353 N. Clark Street, Suite 3200
Chicago, Illinois 60654

Issuer: _____

Transaction: The above issuer hereby applies for the listing of the following security(ies)
on NYSE Arca, Inc.:   <u><<insert Issue Title(s) as appearing on Form 8-A(s)>></u>
Symbol and CUSIP: _____
Expected Listing Date: _____
      <<please attach fund details on exhibits as necessary>>

In support of this application, the issuer:
1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet the applicable NYSE Arca distribution requirements;
3. represents that certificates for the above security will not be issued as the security is permitted by NYSE Arca to be book-entry only;
4. represents that, effective immediately upon listing, the index (if any) or other reference asset underlying the above security will be calculated and disseminated via a major market data vendor with sufficient frequency for its type as required by the applicable NYSE Arca Rules:
   Underlying Index/Asset Name: _____
   Underlying Index Symbol(s): _____
5. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
7. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission; and
8. represents that the provisions of NYSE Arca Rule 5.2-E(j)(6) applicable to the above security(ies) will be complied with on a continual basis;
9. represents that it will test the index or reference asset underlying the above security(ies) for compliance with the applicable continued listing standards contained in NYSE Arca Rule 5.2-E(j)(6) on each date that such index is rebalanced or reconstituted, and in no event less than quarterly;
10. represents that it will advise NYSE Arca of any failure by the above security(ies) to comply with the applicable continued listing requirements set forth in NYSE Arca Rule 5.2-E(j)(6);
11. represents that, upon request, it will provide NYSE Arca with an index or reference asset file relating to the security(ies) (in a format acceptable to NYSE Arca) in order to demonstrate its ongoing compliance with the applicable continued listing requirements; and
12. represents that it is relying on the following letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934: _____

_____
Signature of authorized Company Official
Name:
Title:

NYSE Regulation hereby authorizes, upon official notice of issuance, the listing of the above-referenced security on NYSE Arca, Inc.:

_____
Patrick Troy, Director, NYSE Regulation

SUPPLEMENTAL LISTING APPLICATION
DERIVATIVE SECURITIES PRODUCTS OR STRUCTURED PRODUCTS

<<Date>>
NYSE Arca, Inc.
11 Wall Street, 22nd Floor
New York, NY 10005

Issuer: _____

Transaction: The above issuer hereby applies for the listing of the following security(ies)
on NYSE Arca, Inc.:   <u><<insert Issue Title(s) as appearing on Form 8-A(s)>></u>
Symbol and CUSIP: _____
Expected Listing Date: _____

If the security(ies) being listed track(s) an underlying Index/Reference Asset, please
provide the following information. If not applicable, please enter N/A:
Index / Reference Asset Name: _____
Index / Reference Asset Provider: _____
Index / Reference Asset Symbol: _____
<<please attach fund details on exhibits as necessary>>

In support of this application, the Issuer:

1. represents that it is eligible to operate in reliance on Rule 6c-11 under the Investment Company Act of 1940 ("Rule 6c-11");

2. represents that a CUSIP number identifying the above referenced security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the Securities Exchange Act of 1934;

3. represents that certificates for the above referenced security will not be issued as the security is required by NYSE Arca to be book-entry only;

4. is providing copies of the registration statement on Form 8-A and prospectus for the above-referenced security as filed with the Securities and Exchange Commission;

5. represents that, effective immediately upon listing, the Net Asset Value per share of the above-referenced security will be calculated daily and will be made available to all market participants at the same time;

6. represents that , upon listing, it will comply with the applicable distribution requirements of NYSE Arca Rule 5.2-E(j)(8);

7. represents that it will comply with the website disclosure requirements contained in Rule 6c-11 on a continuing basis;

8. represents that it will promptly notify NYSE Arca if (i) it is no longer eligible to operate in reliance on Rule 6c-11, (ii) it is not in compliance with any of the requirements of Rule 6c-11, or (iii) it is not in compliance with any of the requirements of NYSE Arca Rule 5.2-E(j)(8); and

9. represents that it will provide NYSE Arca with periodic certification that the above referenced security is in compliance with the requirements of Rule 6c-11.

_____
Signature of authorized Company Official
Name:
Title:

NYSE Regulation hereby authorizes, upon official notice of issuance, the listing of the above-referenced security on NYSE Arca, Inc.:

_____
Patrick Troy, Senior Director, NYSE Regulation

SUPPLEMENTAL LISTING APPLICATION
DERIVATIVE SECURITIES PRODUCTS OR STRUCTURED PRODUCTS

<<Date>>
NYSE Arca, Inc.
11 Wall Street, 22nd Floor
New York, NY 10005

Issuer: _____

Transaction: The above issuer hereby applies for the listing of the following security(ies)
on NYSE Arca, Inc.: <u><<insert Issue Title(s) as appearing on Form 8-A(s)>></u>
Symbol and CUSIP: _____
Expected Listing Date: _____
<<please attach fund details on exhibits as necessary>>

In support of this application, the Issuer:

1. represents that a CUSIP number identifying the above referenced security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the Securities Exchange Act of 1934;

2. represents that certificates for the above referenced security will not be issued as the security is required by NYSE Arca to be book-entry only;

3. is providing copies of the registration statement on Form 8-A and prospectus for the above-referenced security as filed with the Securities and Exchange Commission;

4. represents that, effective immediately upon listing, the Net Asset Value per share of the above-referenced security will be calculated daily and will be made available to all market participants at the same time;

5. represents that, effective immediately upon listing, the Proxy Portfolio (as defined in NYSE Arca Rule 8.601-E) shall be made publicly available on the issuer's website at least once daily and shall be made available to all market participants at the same time;

6. represents that the Actual Portfolio (as defined in NYSE Arca Rule 8.601-E) shall be publicly disseminated within at least 60 days following the end of every fiscal quarter and shall be made publicly available to all market participants at the same time;

7. represents that , upon listing, it will comply with the applicable distribution requirements of NYSE Arca Rule 8.601-E;

8. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the portfolio, (ii) limitations on portfolio holdings, or (iii) the applicability of NYSE Arca listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Arca;

9. represents that it is relying on the following exemptive order or no-action relief letter and will promptly advise NYSE Arca if it is noncompliant with the conditions of any applicable exemptive

order or no-action relief granted to the issuer by the Securities Exchange Commission or its staff: <<insert description of the letter, including the date issued>>;

10. represents that it will promptly advise NYSE Arca of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Arca rules and the applicable Securities and Exchange Approval Order; and

11. represents that any person or entity that has access to non-public information regarding the Actual Portfolio or the Proxy Portfolio or changes thereto is subject to procedures reasonably designed to prevent the use and dissemination of material non-public information regarding the Actual Portfolio or the Proxy Portfolio or changes thereto; Moreover, if any such person or entity is registered as a broker-dealer or affiliated with a broker-dealer, such person or entity will erect and maintain a "fire-wall" between the person or entity and the broker-dealer with respect to access to information concerning the composition of the Actual Portfolio and Proxy Portfolio or changes thereto.

_____
Signature of authorized Company Official
Name:
Title:

NYSE Regulation hereby authorizes, upon official notice of issuance, the listing of the above-referenced security on NYSE Arca, Inc.:

_____
Patrick Troy, Senior Director, NYSE Regulation

SUPPLEMENTAL LISTING APPLICATION
DERIVATIVE SECURITIES PRODUCTS OR STRUCTURED PRODUCTS

<<Date>>
NYSE Arca, Inc.
11 Wall Street, 22nd Floor
New York, NY 10005

Issuer: _____

Transaction: The above issuer hereby applies for the listing of the following security(ies)
on NYSE Arca, Inc.: <u><<insert Issue Title(s) as appearing on Form 8-A(s)>></u>
Symbol and CUSIP: _____
Expected Listing Date: _____
<<please attach fund details on exhibits as necessary>>

In support of this application, the Issuer:
1. represents that a CUSIP number identifying the above referenced security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the Securities Exchange Act of 1934;

2. represents that certificates for the above referenced security will not be issued as the security is required by NYSE Arca to be book-entry only;

3. is providing copies of the registration statement on Form 8-A and prospectus for the above-referenced security as filed with the Securities and Exchange Commission;

4. represents that, effective immediately upon listing, the Net Asset Value per share of the above-referenced security will be calculated daily and will be made available to all market participants at the same time;

5. represents that, effective immediately upon listing, the Verified Intraday Indicative Value per share of the security will be disseminated in one second intervals during the Core Trading Session (9:30 to 4 p.m. Eastern Time) by a major market data vendor;

6. represents that the Fund's portfolio holdings shall be made available on at least a quarterly basis and shall be made publicly available to all market participants at the same time;

7. represents that, upon listing, it will comply with the applicable distribution requirements of NYSE Arca Rule 8.900-E;

8. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the portfolio, (ii) limitations on portfolio holdings, or (iii) the applicability of NYSE Arca listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Arca;

9. represents that it is relying on the following exemptive order or no-action relief letter and will promptly advise NYSE Arca if it is noncompliant with the conditions of any applicable exemptive

order or no-action relief granted to the issuer by the Securities Exchange Commission or its staff: <<insert description of the letter, including the date issued>>;

10. represents that it will promptly advise NYSE Arca of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Arca rules and the applicable Securities and Exchange Approval Order; and

11. represents that any person or entity that has access to non-public information regarding the Fund's portfolio or the Creation Basket (as defined in NYSE Arca Rule 8.900-E)or changes thereto is subject to procedures reasonably designed to prevent the use and dissemination of material non-public information regarding the fund's portfolio or the Creation Basket or changes thereto; Moreover, if any such person or entity is registered as a broker-dealer or affiliated with a broker-dealer, such person or entity will erect and maintain a "fire-wall" between the person or entity and the broker-dealer with respect to access to information concerning the composition of the Fund's portfolio or the Creation Basket or changes thereto.

_____
Signature of authorized Company Official
Name:
Title:

NYSE Regulation hereby authorizes, upon official notice of issuance, the listing of the above-referenced security on NYSE Arca, Inc.:

_____
Patrick Troy, Senior Director, NYSE Regulation

SUPPLEMENTAL LISTING APPLICATION
DERIVATIVE SECURITIES PRODUCTS OR STRUCTURED PRODUCTS

<<Date>>
NYSE Arca, Inc.
353 N. Clark St., Suite 3200
Chicago, Illinois 60654

Issuer: _____

Transaction: The above issuer hereby applies for the listing of the following
                        security(ies)
                        on NYSE Arca, Inc.:   <u><<insert Issue Title(s) as appearing on Form</u>
                        <u>8-A(s)>></u>
                        Symbol and CUSIP: _____
                        Expected Listing Date: _____
        <<please attach fund details on exhibits as necessary>>

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;

2. represents that, upon listing, the above security will meet the applicable NYSE Arca distribution requirements;

3. represents that certificates for the above security will not be issued as the security is permitted by NYSE Arca to be book-entry only;

4. represents that, effective immediately upon listing, the index (if any) or other reference asset underlying the above security will be calculated and disseminated via a major market data vendor with sufficient frequency for its type as required by the applicable NYSE Arca Rules:
    Underlying Index/Asset Name: _____
    Underlying Index Symbol(s):   _____

5. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;

6. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds

during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;

7. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;

8. represents that it is relying on the following letter(s) from the SEC providing the necessary relief from Regulation M and other applicable provisions of the Securities and Exchange Act of 1934: <<insert description of letter, including date issued>>_____

9. represents that the provisions of NYSE Arca Rule 8.600-E applicable to the above security(ies) will be complied with on a continual basis;

10. represents that it will advise NYSE Arca of any failure by the above security(ies) to comply with the applicable continued listing requirements set forth in NYSE Arca Rule 8.600-E;

11. represents that, upon request, it will provide NYSE Arca with portfolio data relating to the security(ies) (in a format acceptable to NYSE Arca) in order to demonstrate its ongoing compliance with the applicable continued listing requirements; and

12. represents that within 10 business days of the end of each calendar quarter (e.g., March 31, June 30, September 30 and December 31) the issuer will provide to NYSE Arca, via an e-mail to Regulatory-NYSEETPS@theice.com, the following information related to the above security(ies):

a. the number of active Authorized Participants;
b. a description of any failure of an Authorized Participant to deliver shares, cash or cash and financial instruments in connection with a creation or redemption order; and
c. a description of any failure to comply with the continued listing requirements set forth in NYSE Arca Rule 8.600-E.

The individual primarily responsible for providing the information set forth in this paragraph 12 is:
Name:
Title:
Telephone:
E-mail:

_____

Signature of authorized Company Official

Name:

Title:

NYSE Regulation hereby authorizes, upon official notice of issuance, the listing of the above-referenced security on NYSE Arca, Inc.:

_____

Patrick Troy, Director, NYSE Regulation

SUPPLEMENTAL LISTING APPLICATION
DERIVATIVE SECURITIES PRODUCTS OR STRUCTURED PRODUCTS

<<Date>>
NYSE Arca, Inc.
353 N. Clark St., Suite 3200
Chicago, Illinois 60654

Issuer: _____

Transaction: The above issuer hereby applies for the listing of the following
                            security(ies)
                    on NYSE Arca, Inc.:   <u><<insert Issue Title(s) as appearing on Form</u>
                        <u>8-A(s)>></u>
                    Symbol and CUSIP: _____
                    Expected Listing Date: _____
                    <<please attach fund details on exhibits as necessary>>

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;

2. represents that, upon listing, the above security will meet the applicable NYSE Arca distribution requirements;

3. represents that certificates for the above security will not be issued as the security is permitted by NYSE Arca to be book-entry only;

4. represents that, effective immediately upon listing, the index (if any) or other reference asset underlying the above security will be calculated and disseminated via a major market data vendor with sufficient frequency for its type as required by the applicable NYSE Arca Rules:
    Underlying Index/Asset Name: _____
    Underlying Index Symbol(s):   _____

5. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;

6. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds

during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;

7. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;

8. represents that it is relying on the following letter(s) from the SEC providing the necessary relief from Regulation M and other applicable provisions of the Securities and Exchange Act of 1934: <<insert description of letter, including date issued>>_____

9. understands and acknowledges that all statements and representations contained in the Securities and Exchange Commission Order Granting Approval to list and trade the above security(ies) regarding (i) the description of the portfolio, (ii) limitations on portfolio holdings or reference assets, or (iii) the applicability of NYSE Arca rules and surveillance procedures shall constitute continued listing requirements for listing the securities on NYSE Arca;

10. represents that it will advise NYSE Arca of any failure by the above security(ies) to comply with the applicable continued listing requirements; and

11. represents that, upon request, it will provide NYSE Arca with portfolio data relating to the security(ies) (in a format acceptable to NYSE Arca) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

_____
Signature of authorized Company Official
Name:
Title:

NYSE Regulation hereby authorizes, upon official notice of issuance, the listing of the above-referenced security on NYSE Arca, Inc.:

_____
Patrick Troy, Director, NYSE Regulation

SCHEDULE OF FEES AND CHARGES
FOR EXCHANGE SERVICES

NYSE Arca EQUITIES: LISTING FEES as of April 17, 2020

ADMINISTRATIVE FEES

Company Name or Symbol Change	$2,500
Change in Par Value	$2,500
Shareholder Rights Plans	$2,500

MAXIMUM TOTAL FEES PAID BY AN ISSUER EACH YEAR[1]	$250,000

LISTING FEES

1. Common stock, preferred stock, and warrants issued by domestic issuers:

Aggregate total shares outstanding (TSO) at time of listing	Fee
Up to and including 30,000,000	$100,000
30+ million up to and including 50,000,000	$125,000
50+ million	$150,000

2. Securities issued by foreign private issuers[2] (but only to the extent shares are issued and outstanding in the U.S.):

Total Shares Issued and Outstanding in U.S.	
Up to and including 30,000,000	$100,000
30+ million up to and including 50,000,000	$125,000
50+ million	$150,000

3. Debt Instruments and Purchase Rights $2,500

4. Additional classes of securities:

     a. Common Stock, when issuer has a class of $5,000

common stock already listed

b. Preferred Stock and Warrants, whether or not common stock is listed	$100,000, $125,000 or $150,000 as in #1 above, depending on aggregate TSO

5. Exchange Traded Products[3]

   a. Exchange Traded Products (with the exception of Investment Company Units, Portfolio Depositary Receipts, Managed Fund Shares, Exchange-Traded Fund Shares listed under Rule 5.2-E(j)(8), and Currency Trust Shares that are listed on the Exchange pursuant to Rule 19b-4(e) under the Exchange Act, and for which a proposed rule change pursuant to Section 19(b) of the Exchange Act is not required to be filed with the Commission (collectively, "Generically-Listed Exchange Traded Products")) $7,500

   b. Generically-Listed Exchange Traded Products   No Charge

   Limitation on Listing Fees

   If three or more issues of Exchange Traded Products, other than Generically-Listed Exchange Traded Products, are issued by the same issuer and are listed on the Exchange in the same calendar year, such issues shall be subject to an aggregate maximum listing fee of $22,500 for all such listed issues combined.

6. Structured Products[4]

   These fees apply each time an issuer lists Structured Products, as well as to the subsequent listing of additional shares of such listed products. The Exchange treats each series of securities listed as Structured Products as a separate issue. No listing fee shall apply to securities listed under Rule 5.2-E(j)(2) (Equity Linked Notes); Rule 5.2-E(j)(4) (Index-Linked Exchangeable Notes); and Rule 5.2-E(j)(6) (Equity Index-Linked Securities, Commodity- Linked Securities, Currency-Linked Securities, Fixed Income Index-Linked Securities, Futures-Linked Securities and Multifactor Indexed-Linked Securities) that are listed on the Exchange pursuant to Rule 19b-4(e) under the Exchange Act, and for which a proposed rule change pursuant to Section 19(b) of the Exchange Act is not required to be filed with the Commission.

Shares Outstanding	Fee
Up to 1 million	$ 5,000
1+ to 2 million	10,000
2+ to 3 million	15,000
3+ to 4 million	20,000
4+ to 5 million	25,000
5+ to 6 million	30,000
6+ to 7 million	30,000
7+ to 8 million	30,000
8+ to 9 million	30,000

9+ to 10 million	32,500
10+ to 15 million	37,500
in excess of 15 million	45,000

7. Closed-End Funds

    The Listing Fees set out in this section apply to equity securities of closed-end funds.

This Listing Fee Schedule is applicable when a closed-end fund first lists a class of common stock, or first lists a class of preferred stock in a case where common stock is not already listed.

Number of Securities Issued	Total Listing Fee
Up to and including 10 million	$20,000
Over 10 million up to and including 20 million	$30,000
Over 20 million	$40,000

Listing Fee Schedule for Listing of Additional Securities

In the case of the following types of additional listings, Listing Fees are calculated on a per share basis for each class according to the Listing Fee schedule below:

- At the time it first lists, a closed-end fund lists one or more classes of preferred stock or warrants in addition to a primary class of common stock or preferred stock;

- Once listed, a closed-end fund lists additional shares of a class of previously listed securities; or

- Once listed, a closed-end fund lists a new class of preferred stock or warrants.

To the extent that an issuer lists more than one class of the same type of security, the class with the greatest number of shares issued will be deemed the primary class.

When determining Listing Fees, calculations are made at each level of the schedule up to the last level applicable to the number of securities being listed. The total Listing Fee equals the sum of the amounts calculated at each level of the schedule. For examples of how Listing Fees are calculated, please see "Calculating Listing Fees" below.

Number of Securities Issued	Fee Per Share
Up to and including 2 million	$0.01475
Over 2 million up to and including 4 million	$0.0074
Over 4 million up to and including 300 million	$0.0035
Over 300 million	$0.0019

Limitations on Listing Fees

Fund Family Discount. If two or more closed-end funds from the same fund family list at approximately the same time, the Exchange will cap the collective Listing Fee for those funds at $75,000. The Exchange will consider funds from the same fund family to be listing at approximately the same time if an issuer provides notice that such funds will be listed as part of the same transaction. A fund family consists of closed-end funds with a common investment adviser or investment advisers who are "affiliated persons" as defined in Section 2(a)(3) of the Investment Company Act of 1940, as amended.

Limitation on Listing Fees for Additional Class of Common Shares. A closed-end fund that applies to list a new class of common shares in addition to its primary class will be charged a fixed Listing Fee of $5,000 in lieu of the per share schedule.

Minimum Listing Fee for Subsequent Listing of Additional Securities. The minimum application fee for a subsequent listing of additional securities is $2,500. When listing additional securities, an issuer is billed Listing Fees in an amount equal to the greater of the $2,500 minimum supplemental listing application fee or the fee calculated on a per share basis. This applies to the listing of additional shares of an already listed equity security or to the listing of an additional class of equity security (other than a new class of common shares).

Fee for Certain Changes. A $2,500 fee will apply to applications for changes that involve modifications to Exchange records, for example, changes of name, par value, title of security or designation.

Application Fee for Technical Original Listings and Reverse Stock Splits. The Exchange applies a $15,000 application fee for a Technical Original Listing if the change in the issuer's status is technical in nature and the shareholders of the original issuer receive or retain a share-for-share interest in the new issuer without any change in their equity position or rights. For example, a change in a closed-end fund's state of incorporation or a reincorporation or formation of a holding company that replaces a listed closed-end fund would be considered a Technical Original Listing. The $15,000 application fee also applies to a reverse stock split.

Maximum Listing Fee for Stock Splits and Stock Dividends. Listing fees on shares issued in conjunction with stock splits and stock dividends are capped at $150,000 per split or issuance.

Maximum Listing Fee for Issuance of Additional Shares of a Listed Class. Listing Fees on the issuance of additional shares of an already listed class of stock are capped at $500,000 per transaction. This applies, for example, when shares are issued in conjunction with a merger or consolidation where a listed company survives, when there are subsequent public offerings of a listed security, or when there are conversions of convertible securities into a listed security.

Discounts on Listing Fees. In the case of transactions such as a consolidation between two or more listed issuers that results in the formation of a new issuer, or a merger or consolidation between a listed issuer and an unlisted issuer that results in the unlisted issuer surviving or the creation of a new issuer, where at the conclusion of the transaction a previously unlisted issuer immediately lists, Listing Fees for that new issuer are calculated at a rate of 25% of total Listing Fees for each class of securities being listed (to the extent that total calculated listing fee for a class of common stock would be greater than $250,000, the calculation would be 25% of the $250,000 maximum for a new listing of common stock).

No discount will be applied where a listed issuer survives the merger or consolidation, or in the case of a backdoor listing (i.e. resulting from a merger, acquisition or consolidation which has the effect of circumventing the standards for original listing).

Listing Fees for Pre-emptive Rights. Preemptive rights representing equity securities are not subject to a separate Listing Fee. As of the date that preemptive rights are exercised, Listing Fees will accrue on the securities issued and the issuer will be billed for those Listing Fees at the beginning of the following year.

Calculating Listing Fees

Treasury stock, restricted stock and shares issued in conjunction with the exercise of an over-allotment option, if applicable, are included in the number of shares a closed-end fund is billed for at the time a security is first listed.

The following are examples of how Listing Fees would be calculated by a closed-end fund in the case of an original listing and a subsequent additional issuance of common stock:

Example A: A closed-end fund listing 50 million common shares in the context of an initial public offering or transfer from another market would pay total Listing Fees of $40,000.

Example B: The same closed-end fund subsequently applies to list an additional 5 million shares of common stock that are immediately issued. The closed-end fund will pay total Listing Fees of $17,500 for the subsequent listing. Since the closed-end fund already has 50 million shares outstanding, the Listing Fee for the additional 5 million shares is calculated at a rate of $0.0035 per share.

TECHNICAL ORIGINAL LISTING FEE[5]

Per Application (fixed charge) (securities other than Closed-End Funds, Exchange Traded Products and Structured Products)	$5,000
Per Application (fixed charge, which may include multiple Issues of securities) (Exchange Traded Products and Structured Products)	$2,500

For information about the technical original listing fee Applicable to Closed-End Funds, see under "Closed-End Funds" above.

SUBSEQUENT LISTING OF ADDITIONAL SECURITIES[6]

Number of Securities Issued	Fee Per Share[7]
Up to and including 75 million	$0.0048

Over 75 million up to and including 300 million	$0.00375
Over 300 million	$0.0019

ANNUAL FEE
(PAYABLE JANUARY
IN EACH CALENDAR YEAR)[8]

1. Common and Preferred Stock:

Aggregate TSO	Fee
Up to and including 10 million	$30,000
10+ million up to and including 100 million	$30,000 plus $0.000375 per share above 10 million
100+ million	$85,000

2. Each Additional Class of Common Stock [9] — $20,000 or $0.000375 per share, whichever is greater

3. Each Additional Class of Preferred Stock When the Issuer has a Class of Common or Preferred Stock Already Listed — $5,000 or $0.000375 per share, whichever is greater

4. Each Class of Warrant — $5,000 or $0.000375 per warrant, whichever is greater

5. Debt Instruments and Purchase Rights When the Issuer has a Class of Common or Preferred Stock Already Listed — $500

6. Exchange Traded Products:

a. Exchange Traded Products (excluding Managed Fund Shares and Managed Trust Securities) and Exchange-Traded Fund Shares listed under Rule 5.2-E(j)(8) that track an Index:

Number of Shares Outstanding (each issue)	Annual Fee
Less than 25 million	$7,500
25 million up to 49,999,999	$10,000
50 million up to 99,999,999	$15,000
100 million up to 249,999,999	$20,000
250 million up to 499,999,999	$25,000
500 million and over	$30,000

b. Managed Fund Shares, Managed Trust Securities and Exchange-Traded Fund Shares listed under Rule 5.2-E(j)(8) that do not track an Index:

Number of Shares Outstanding (each issue)	Annual Fee
Less than 25 million	$10,000
25 million up to 49,999,999	$12,500
50 million up to 99,999,999	$20,000
100 million up to 249,999,999	$25,000
250 million and over	$30,000

7. Structured Products

Annual Fees are based on the total number of securities outstanding per listed issue.

Shares Outstanding	Fee
Up to 6 million	$10,000
6+ to 7 million	12,000
7+ to 8 million	14,000
8+ to 9 million	16,000
9+ to 10 million	18,000
10+ to 15 million	20,000
15+ to 25 million	25,000
25+ to 50 million	42,000
in excess of 50 million	55,000

8. Closed-End Funds

Annual Fee Schedule for Primary Listed Security

The following Annual Fee Schedule is applicable to a closed-end fund's primary class of listed security (common stock, or preferred stock if no common stock is listed) and is equal to the greater of the minimum fee or the fee calculated on a per share basis:

Per Share Rate $0.00093 per share
Minimum Fee $25,000

Additional Classes of Listed Equity Issues

The Annual Fee for equity issues other than the primary class of security listed is the greater of the minimum or the fee calculated on a per share basis:

Per Share Rate $0.00093 per share
Minimum Fee $5,000

To the extent that a closed-end fund has more than one class of common shares listed, the class with the greatest number of shares outstanding will be deemed the primary class of common shares. The same analysis is applicable where a closed-end fund has more than one class of

preferred stock listed, but no class of common shares listed. Where a closed-end fund lists a class of common shares, as well as a class of preferred stock, Annual Fees on the preferred stock will be billed at the rate applicable to an additional class of preferred stock.

Limitations on Annual Fees

Fund families that list between 3 and 14 closed-end funds will receive a 5% discount off the calculated Annual Fee for each fund listed, and those with 15 or more listed closed-end funds will receive a discount of 15%. No fund family shall pay aggregate Annual Fees in excess of $1,000,000 in any given year.

In the case of transactions involving listed issuers (such as a consolidation between two or more listed issuers that results in the formation of a new issuer, or a merger or consolidation between a listed issuer and an unlisted issuer that results in the unlisted issuer surviving or the creation of a new issuer), where at the conclusion of the transaction a previously unlisted issuer immediately lists, Annual Fees will not be charged to that new issuer for the year in which it lists to the extent that the transaction concludes after March 31. To the extent that the transaction concludes on or before March 31 in any calendar year, however, the newly listing issuer will be charged pro rata Annual Fees from the date of listing to the end of the year.

In addition, to the extent that a listed issuer is involved in a consolidation between two or more listed issuers that results in the formation of a new issuer, or a merger or consolidation between a listed issuer and an unlisted issuer that results in the unlisted issuer surviving or the creation of a new issuer, or a merger between two listed issuers where one listed issuer survives, and the transaction concludes on or before March 31 in any calendar year, the non- surviving listed issuer(s) will only be subject to pro rata Annual Fees for that year through the date of the conclusion of the transaction. To the extent that the transaction concludes after March 31, the non-surviving listed issuer(s) will be subject to full Annual Fees for that year.

9. Additional Annual Fee Discounts for Exchange Traded Products and Structured Products ("Products")

(i) Discount for Multiple Series Listed under Rule 5.2-E(j)(6)

Multiple series of securities listed under Rule 5.2-E(j)(6) that are issued by the same issuer and are based on an identical reference asset and leverage factor (i.e., 1X, -1X, 2X, -2X, 3X or -3X), or that are issued by the same issuer that issues five or more ETNs based on an identical reference asset, will receive a 30% discount off the aggregate calculated Annual Fee for such multiple series. Example: An issuer issues ETN Series A based on the S&P 500 Index with a leverage factor of 2X and subsequently issues Series B based on the S&P 500 Index with a leverage factor of 2X. Series A has 20 million shares outstanding and Series B has 7 million shares outstanding. The Annual Fee, calculated separately, for Series A is $25,000 and, for Series B, $12,000. The aggregate Annual Fee for both series is $37,000. The aggregate Annual Fee would be reduced by 30%, and the Annual Fee for both series combined would be $25,900.

(ii) Product Family Discounts

An issuer that lists multiple Products is eligible for the following discounts for the product family, which will be a discount on the aggregate calculated Annual Fee for each Product from such issuer:

# of Products Listed	Discount
5-9	5.0%
10-19	7.5%
20-39	10.0%
40-89	12.5%
90-249	15.0%
250 and above	17.5%

(iii) High Volume Products Discounts

For purposes of the High Volume Products discount calculation, a Product will be considered a "High Volume Product" if it has (i) 1,000,000 shares consolidated average daily volume ("CADV") averaged over 12 months or, if the Product is listed less than 12 months, 1,000,000 shares CADV averaged since the date of listing, or (ii) 50,000 CADV executed in opening and closing auctions averaged over 12 months or, if the Product is listed less than 12 months, 1,000,000 shares CADV averaged since the date of listing. A Product transferred to the Exchange after January 1, 2020, would automatically be considered a High Volume Product eligible for the next highest High Volume Products discount for the calendar year in which the transfer occurred plus the following calendar year.

An issuer that lists multiple High Volume Products as defined above is eligible for the following discounts, which will be a discount on the aggregate calculated Annual Fee for each Product from such issuer:

# of High Volume Products	Discount
1-2	7.5%
3-9	10.0%
10-14	12.5%
15-34	15.0%
35 and above	17.5%

(iv) Limitations on Discounts

1. Eligible discounts for Product Family and High Volume Products can be combined.

2. Issuers eligible for the 30% discount for issuing more than five securities based on an identical reference asset that also qualify for the Fund Family and/or the High Volume Products discounts for those products would receive either the Fund Family and/or the High Volume Products discount or the 30% discount, whichever is greater.

[1]   The maximum total fees per year encompasses all Listing and Annual Fees incurred by an issuer for all issues listed in a calendar year. The maximum total fees per year does not apply to Exchange Traded Products, Structured Products or Closed-End Funds.

[2]   17 CFR 240.3b-4.

[3]   For the purposes of this Schedule, the term "Exchange Traded Products" includes securities described in NYSE Arca Equities Rules 5.2-E(j)(3) (Investment Company Units); 5.2-E(j)(8) (Exchange-Traded Fund Shares); 8.100-E (Portfolio Depositary Receipts); 8.200-E (Trust Issued Receipts); 8.201-E (Commodity-Based Trust Shares); 8.202-E (Currency Trust Shares); 8.203-E (Commodity Index Trust Shares); 8.204-E (Commodity Futures Trust Shares); 8.300-E (Partnership Units); 8.500-E (Trust Units); 8.600-E (Managed Fund Shares), and 8.700-E (Managed Trust Securities).

[4]   "Structured Products" are defined as securities listed under Rule 5.2-E(j)(1) (Other Securities), 5.2-E(j)(2) (Equity Linked Notes); Rule 5.2-E(j)(4) (Index-Linked Exchangeable Notes); Rule 5.2-E(j)(6) (Equity Index-Linked Securities, Commodity- Linked Securities, Currency-Linked Securities, Fixed Income Index-Linked Securities, Futures-Linked Securities and Multifactor Indexed-Linked Securities); Rule 5.2-E(j)(7) (Trust Certificates); Rule 8.3-E (Currency and Index Warrants); and Rule 8.400-E (Paired Trust Shares).

[5]   A Technical Original Listing would occur as a result of a change in state of incorporation, reincorporation under the laws of same state, reverse stock split, recapitalization, creation of a holding company or new company by operation of law or through an exchange offer, or similar events affecting the nature of a listed security. This fee applies if the change in the company's status is technical in nature and the shareholders of the original company receive or retain a share-for-share interest in the new company without any change in their equity position or rights.

[6]   This fee is calculated starting at the rate applicable to the number of shares already listed and outstanding (including treasury stock and restricted stock), and applies to subsequent issuances of common stock, preferred stock and warrants. These fees also apply to foreign private issuers, but only to the extent securities are issued and outstanding in the United States. This fee does not apply to Exchange Traded Products. The Listing Fee Schedule for Listing of Additional Shares for Closed-End Funds is set forth in Section 7 under "Listing Fees," above.

[7]   Issuers are subject to a minimum fee of $5,000 per application. These fees will be assessed as follows, subject to any maximum on fees paid by an issuer per year: To the extent that an issuer submits a supplemental listing application for shares that are immediately issued, such as in connection with a merger or acquisition, stock split or stock dividend, Listing Fees for those shares are billed at the time the supplemental listing application is processed. However, to the extent an issuer submits a supplemental listing application for shares that are not issued at the time of listing, such as for an equity compensation plan or for convertible securities where the listed securities will be issued over time, only the applicable minimum

supplemental listing application fee will be billed at the time the supplemental listing application is processed. Listing Fees will accrue on these securities as of the date of issuance and the accrued Listing Fees will be billed at the beginning of the following year along with the issuer's Annual Fees. These fees also apply to foreign private issuers, but only to the extent securities are issued and outstanding in the United States, subject to any maximum on fees paid by an issuer per year. In addition, issuers which transfer their listing to the NYSE Arca Marketplace from the NYSE shall be subject to these fees.

[8]   Issues are subject to Annual Fees in the year of listing, pro-rated based on days listed that calendar year. The Annual Fees for Exchange Traded Products and Structured Products are billed in January for the forthcoming year. The Annual Fees applicable to Exchange Traded Products that have liquidated and as a result are delisted from the Exchange will be prorated for the portion of the calendar year that such issue was listed on the Exchange, based on days listed that calendar year, and refunded.

[9]   For purposes of Annual Fee calculation when an issuer has multiple classes of common stock listed, NYSE Arca would assess the class of common stock with the highest TSO the Annual Fee proposed above for listed issuers, that is, a minimum Annual Fee of $30,000 for up to and including 10 million TSO plus, if applicable, a per share charge of $0.000375 on each share over 10 million up to and including 100 million TSO, subject to the $85,000 maximum Annual Fee per issue. For each additional class of common stock listed, NYSE Arca would assess Annual Fees as proposed above for additional classes, that is, an Annual Fee of $20,000 or
$0.000375 per share listed, whichever is greater.

Commentary:

   .1   *Foreign Private Issuers*. Annual Fees also apply to foreign private issuers, but only to the extent securities are issued and outstanding in the United States. NYSE Arca will calculate the Annual Fee for foreign private issuers based on a four-quarter average of the securities issued and outstanding in the United States during the preceding year. The purpose of utilizing a four-quarter average is to recognize the possibility of flow-back and flow-in of securities to and from the home country market and more reasonably reflect the number of securities in the United States over the course of the year. To the extent that an issuer that is billed by NYSE Arca as a foreign private issuer has a change in status that requires the issuer to commence filing U.S. periodic and annual reports with the SEC during the course of a year, NYSE Arca will bill that issuer Listing and Annual Fees as a domestic issuer at the beginning of the first calendar year following the issuer's change in status. An issuer that changes its status is not subject to new Listing Fees for worldwide securities already issued and outstanding.

   .2   *Stock Splits and Stock Dividends*. Listing Fees on shares issued in conjunction with stock splits and stock dividends are capped at $150,000 per split or issuance, subject to the $250,000 maximum on total fees paid each year by an issuer.

   .3   *Mergers and Consolidations*. In the case of transactions such as a consolidation between two or more listed issuers that result in the formation of a new issuer that immediately lists upon consummation of the consolidation, or a merger between a listed issuer and an unlisted issuer that results in the unlisted issuer surviving or the

creation of a new issuer (which lists within 12 months from the consummation of the transaction), Listing Fees for that newly listed issuer will be 25% of the Listing Fee for each class of securities being listed, up to 25% of the maximum applicable to the issue(s) listed. No discount will be applied, however, where a listed issuer survives the merger or consolidation, or in the case of a backdoor (or "reverse") merger.

       .4   *Transfer Listings*. Issuers that transfer their listings from any other national securities exchange will not be subject to Listing Fees upon initial listing. This Listing Fee waiver will apply to all classes of securities. With the exception of issuers subject to Commentary .6 below (Waiver of Annual Fee for Transfer Listings), such issuers, however, will be subject to Annual Fees and Fees for Subsequent Listing of Additional Securities. This listing fee waiver will have retroactive effect with respect to any securities listed on or after June 24, 2008.

       .5   *Companies Listing Upon Emergence from Bankruptcy or that are Publicly-Traded but not Listed*. Companies that list upon emergence from bankruptcy, or whose primary class of common stock is registered under the Exchange Act but not listed on a national securities exchange, will not be subject to Listing Fees upon initial listing.

       .6   *Waiver of Annual Fee for Transfer Listings*. An issuer that transfers its listing from another national securities exchange will not be subject to the Annual Fee for the remainder of the calendar year following the date of listing on the Exchange.